                          Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock

                                      at

                             $60.00 Net Per Share

                                      and

     All Outstanding Shares of Series A 6.75% Convertible Preferred Stock

                                      at

                             $62.136 Net Per Share

                                      of

                                  Verio Inc.

                                      by

                           Chaser Acquisition, Inc.

                    an indirect wholly owned subsidiary of

                        NTT Communications Corporation

                         a wholly owned subsidiary of

                  Nippon Telegraph and Telephone Corporation


 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
     CITY TIME, ON WEDNESDAY, JUNE 14, 2000, UNLESS THE OFFER IS EXTENDED.

  A summary of the principal terms of the offer appears on pages (ii) through
                                     (iv).
   You should read this entire document carefully before deciding whether to tender
                                 your shares.

                                ---------------

 THIS TRANSACTION HAS NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION NOR HAS  THE COMMISSION PASSED  UPON THE FAIRNESS OR
    MERITS OF  SUCH TRANSACTION OR  UPON THE  ACCURACY OR ADEQUACY  OF THE
      INFORMATION CONTAINED IN THIS  DOCUMENT. ANY REPRESENTATION TO THE
       CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                    The Dealer Managers for the Offer are:

Deutsche Banc Alex. Brown                                   Merrill Lynch & Co.

May 17, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 1. Special Factors.......................................................    3

   Background of the Offer; Contacts with Verio...........................    3

   Recommendation of the Verio Board......................................    8

   Fairness of the Offer and the Merger...................................    8

   Opinion of Financial Advisor of Verio..................................   11

   Opinion of Financial Advisors of NTT Communications....................   17


   Position of NTT, NTT Communications and Purchaser Regarding Fairness of
   the Offer  and the Merger..............................................   32

   Purpose and Structure of the Offer and the Merger; Reasons of NTT
   Communications  for the Offer and the Merger...........................   32

   Plans for Verio After the Offer and the Merger.........................   33

   Preferred Stock........................................................

   Verio Warrants.........................................................

   The Merger Agreement...................................................   34

   Confidentiality Agreement..............................................

   Statutory Requirements.................................................   47

   Appraisal Rights.......................................................   47

   Related Party Transactions.............................................   50

   Beneficial Ownership of Shares.........................................   55

   Transactions and Arrangements Concerning the Shares....................   57

   Interests of Certain Persons in the Offer and the Merger...............   58

 2. Terms of the Offer....................................................   61

 3. Acceptance for Payment and Payment for Shares.........................   63

 4. Procedures for Accepting the Offer and Tendering Shares...............   64

 5. Withdrawal Rights.....................................................   66

 6. Material Federal Income Tax Consequences..............................   67

 7. Price Range of the Shares.............................................   68

 8. Possible Effects of the Offer on the Market for the Shares; Nasdaq
     Listing; Exchange Act Registration; Margin Regulations...............   69

 9. Certain Information Concerning Verio..................................   70

10. Certain Information Concerning NTT, NTT Communications and Purchaser..   73

11. Source and Amount of Funds............................................   74

12. Dividends and Distributions...........................................   74

13. Conditions of the Offer...............................................   74

14. Legal Matters; Required Regulatory Approvals..........................   76

15. Fees and Expenses.....................................................   79

16. Miscellaneous.........................................................   80

             --Directors and Executive Officers of Nippon Telegraph and
 Schedule I  Telephone Corporation
             --Directors and Executive Officers of NTT Communications
             Corporation
             --Directors and Executive Officers of Chaser Acquisition, Inc.

 Schedule II --Transactions of Certain Persons in Verio Common Stock

 Annex A     --Opinion of Salomon Smith Barney Inc.
 Annex B     --Opinion of Deutsche Bank Securities Inc.
 Annex C     --Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
 Annex D     --Excerpts from the General Corporation Law of the State of
              Delaware relating to the Rights of Dissenting Stockholders pursuant to Section 262

                              SUMMARY OF THE OFFER

Principal terms

  . NTT Communications is offering to buy all of the outstanding shares of common stock of Verio not owned by NTT Communications or its subsidiaries. The tender price for the common stock is $60.00 per share, in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

  . NTT Communications is also offering to buy all of the outstanding shares of preferred stock of Verio. The tender price for the preferred stock is $62.136 per share, in cash, plus, if the purchase of shares of preferred stock occurs after July 31, 2000, all accumulated and unpaid dividends on the share of preferred stock from August 1, 2000 through the expiration date of the offer. Tendering stockholders will not have to pay brokerage fees or commissions. If before July 18, 2000 we purchase shares of preferred stock tendered pursuant to the offer, we and Verio will instruct the deposit agent that is holding funds in a deposit account established for the benefit of holders of preferred stock to pay the tendering holders an amount equal to $.8438 per share so purchased.

  . The offer is the first step in our plan to acquire all of the outstanding Verio shares, as provided in our merger agreement with Verio. If the offer is successful, we will acquire each remaining share of Verio common stock in a later merger for $60.00 per share in cash and will acquire each remaining share of Verio preferred stock in the merger for $62.136 per share, in cash, plus, if the merger becomes effective after July 31, 2000, all accumulated dividends on the share of preferred stock from August 1, 2000 through the effective time of the merger. If the Effective Time of the Merger is before July 18, 2000, we and Verio will instruct the deposit agent that is holding funds in a deposit account established for the benefit of holders of preferred stock to pay in respect of the preferred stock not purchased pursuant to the offer (other than preferred stock as to which appraisal rights are exercised) an additional amount equal to $.8438 per share.

  . The offer will expire at 12:00 midnight, New York City time, on Wednesday, June 14, 2000, unless we extend the offer.

  . If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the offer.

Verio board recommendation

  . By unanimous vote of all directors, with the exception of the member of the Verio board of directors that we designated pursuant to a prior agreement between Verio and us, who did not participate in the meeting, the Verio board of directors has approved the merger agreement, the offer and the merger and determined that the terms of the offer and the merger, taken together, are fair to, and in the best interests of, the holders of Verio's common stock and preferred stock. The Verio board recommends that stockholders of Verio accept the offer and tender their shares in the offer.

Conditions

   We are not required to complete the offer unless:

  . the number of shares of common stock validly tendered and not withdrawn prior to the expiration of the offer, when added to the number of shares of common stock that NTT

     Communications and its subsidiaries already own, equals at least a majority of the outstanding shares of Verio common stock, assuming the exercise or conversion of all options or other securities convertible into shares of common stock,

  . we receive U.S. federal antitrust clearance for the acquisition of shares, and

  . we receive clearance for the acquisition of shares from the U.S. Committee on Foreign Investment in the United States under the Exon-Florio Amendment to the United States Defense Production Act of 1950.

   Other conditions to the offer are described on pages 76 through 78. The offer is not conditioned on our obtaining financing.

Ownership of Verio Shares by NTT Communications

  . NTT Communications currently owns 8,987,754 shares of Verio common stock through a subsidiary, constituting approximately 10.9% of Verio's issued and outstanding shares of common stock. A subsidiary of NTT holds options to purchase 66,000 shares of common stock issued under Verio's 1998 Non-Employee Director Stock Incentive Plan as a result of Yukimasa Ito, our designee, being a member of the Verio board of directors.

  . Shares of Verio common stock that NTT Communications and its subsidiaries own will not be purchased pursuant to the offer and will be cancelled in the merger without payment.

Procedures for tendering

   If you wish to accept the offer, this is what you must do:

  . If you are a record holder of Verio shares (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 64 through 67 of this document.

  . If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, Morrow & Co., Inc., at (800) 566-9061 for assistance. See page 66 for further details.

  . If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your shares be tendered.

Withdrawal rights

  . If, after tendering your shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See pages 67 and 68 for further details.

No subsequent offering period

  . We have agreed not to provide a subsequent offering period during which Verio stockholders who do not tender in the offer would have another opportunity to tender at the same price.

     Those stockholders will have to wait until after the merger is completed to receive cash consideration, as further described below. See page 36 for further details.

Recent Verio trading prices; subsequent trading

  . The Verio common stock is traded on the Nasdaq National Market. The closing price for Verio common stock was:

     $35 15/16 on May 5, 2000, the last trading day before we announced the execution of the merger agreement with Verio, and

     $57 3/8 on May 16, 2000, the last trading day before the commencement of the offer.

  . The Verio preferred stock is not publicly traded on any securities exchange and is traded only on a limited basis in the over-the-counter securities market. On May 5, 2000, the last trading day before we announced the execution of the merger agreement with Verio, the closing bid price for the Verio preferred stock was $45.799.

   Before deciding whether to tender, you should obtain a current market quotation for the shares.

  . If the offer is successful, we expect the shares of Verio common stock to be traded on the Nasdaq National Market until the time of the merger, although we expect trading volume to be below its pre-offer level.

Further Information

   If you have questions about the offer, you can call:

   Our Information Agent:

                              MORROW & CO., INC.
                                445 Park Avenue
                                   5th Floor
                           New York, New York 10022
                         Call Collect: (212) 754-8000
            Banks and Brokerage Firms, Please Call: (800) 662-5200

                   Stockholders, Please Call: (800) 566-9061

   Our Dealer Managers:

      Deutsche Banc Alex. Brown               Merrill Lynch & Co.
    Deutsche Bank Securities Inc.          2 World Financial Center
         31 West 52nd Street                       6th Floor
      New York, New York 10019           New York, New York 10281-6100
    (212) 250-6000 (Call Collect)        (212) 236-3790 (Call Collect)

To: All holders of shares of Common Stock and Series A 6.75% Convertible Preferred Stock of Verio Inc.

                                 INTRODUCTION

   Chaser Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of NTT Communications Corporation ("NTT Communications"), a limited liability joint stock company incorporated under the laws of Japan and a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation ("NTT"), a limited liability joint stock company incorporated under the laws of Japan, is offering to purchase (a) all of the outstanding shares of common stock, par value $.001 per share ("Common Stock"), of Verio Inc., a Delaware corporation ("Verio") (other than shares of Common Stock already owned by NTT Communications and its subsidiaries), at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon (the "Offer Price"), and (b) all of the outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock" and, together with the Common Stock, the "Shares"), at a purchase price of $62.136 per share, plus, if the purchase of shares of Preferred Stock occurs after July 31, 2000, all accumulated and unpaid dividends on such share of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer (as defined below), net to the seller in cash, without interest thereon (the "Preferred Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer"). Purchaser is also offering to purchase the Verio Warrants described below under "Special Factors--Verio Warrants," at a purchase price of $60.00 per warrant less the applicable warrant exercise price, and any applicable withholding taxes, net to its sellers in cash, without interest, on the terms and subject to the conditions set forth in the Offer. The Verio Warrants are held by four holders and entitle the holders upon exercise to acquire an aggregate of 1,306,228 shares of Common Stock. For purposes of this Offer to Purchase, the term "Offer" shall include the offer for the Verio Warrants and the term "Shares" shall include the Verio Warrants, except where the context otherwise requires.

   You will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you. See Section 4. We will pay all charges and expenses of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Dealer Managers, Norwest Bank Minnesota, N.A., as Depositary, and Morrow & Co., Inc., as Information Agent, incurred in connection with the Offer. See Section 15.

   The Board of Directors of Verio (the "Verio Board") has by a unanimous vote (with the exception of our designee on the Verio Board, who did not participate in the meeting) approved the Merger Agreement, the Offer and the Merger (as defined below), has determined that the terms of the Offer and the Merger, taken together, are fair to, and in the best interests of, holders of Verio Common Stock and holders of Verio Preferred Stock, and recommends that holders of Verio Common Stock and holders of Verio Preferred Stock accept the Offer and tender their Shares pursuant to the Offer.

   We are not required to purchase any Shares unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of shares of Common Stock that, together with the shares of Common Stock then owned by NTT Communications and its subsidiaries, would constitute at least a majority of the shares of Common Stock that in the aggregate are outstanding determined on a fully diluted basis (assuming the exercise of all options to purchase shares of Common Stock, and the conversion or exchange of all securities convertible or exchangeable into shares of Common Stock, outstanding at the expiration date of the Offer) (the

"Minimum Condition"). We reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and the prior written consent of Verio), which we presently have no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of shares of Common Stock. The Offer is also subject to certain other terms and conditions. See Sections 2, 13, and 14 below.

   We are making the Offer under the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 7, 2000, among Verio, NTT Communications and Purchaser. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Verio (the "Merger"), with Verio continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time (as defined herein) (other than shares of Common Stock owned by Verio or any wholly owned subsidiary of Verio and any shares of Common Stock owned by NTT Communications or any wholly owned subsidiary of NTT Communications and other than shares of Common Stock held by stockholders who properly perfect appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive $60.00 in cash, without interest, or any higher price paid per share of Common Stock in the Offer (the "Merger Consideration"), and (ii) each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of Preferred Stock owned by Verio or any wholly owned subsidiary of Verio and any shares of Preferred Stock owned by NTT Communications or any wholly owned subsidiary of NTT Communications and other than shares of Preferred Stock held by stockholders who properly perfect appraisal rights under the DGCL) will be converted into the right to receive $62.136, plus, if the Effective Time is after July 31, 2000, all accumulated and unpaid dividends on such share of Preferred Stock from August 1, 2000 to and including the Effective Time, in cash, without interest, (the "Preferred Merger Consideration"). Section 1 below contains a more detailed description of the Merger Agreement. Section 6 below describes the principal federal income tax consequences of the sale or exchange of Shares in the Offer and the Merger.

   If shares of Preferred Stock are accepted for purchase pursuant to the Offer prior to July 18, 2000 holders of the Preferred Stock whose shares of Preferred Stock were purchased will be entitled to a payment from the deposit account established at the time of the original sale of the Preferred Stock. If the Effective Time is prior to July 18, 2000, holders of Preferred Stock outstanding immediately prior to the Effective Time (other than Purchaser, NTT Communications or any of its subsidiaries) will be entitled to a payment from such deposit account provided such holders have not exercised their appraisal rights. See "Special Factors--Preferred Stock."

   Salomon Smith Barney Inc. ("Salomon Smith Barney"), Verio's financial advisor, has delivered to the Verio Board a written opinion that, as of the date of the Merger Agreement, the per Share consideration to be received by the holders of Common Stock (other than NTT Communications and its affiliates), and the per Share consideration to be received by the holders of Preferred Stock in the Offer and the Merger, taken together, was fair from a financial point of view to stockholders. A copy of the Salomon Smith Barney opinion is attached as Annex A hereto, and stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by Salomon Smith Barney. See "Special Factors--Opinion of Financial Advisor of Verio."

   The approval and adoption of the Merger Agreement by Verio requires the affirmative vote of holders of a majority of the outstanding shares of Common Stock. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, NTT and its subsidiaries will own a sufficient number of shares of Common Stock to ensure that the Merger Agreement will be approved by Verio's stockholders. See "Special Factors-- Statutory Requirements."

   Verio has informed us that, as of May 11, 2000, there were (a) 82,615,431 shares of Common Stock issued and outstanding (2,860,000 of which are held by a subsidiary of Verio and 8,987,754 of which are owned by a subsidiary of NTT Communications), (b) 17,787,264 shares of Common Stock subject to issuance under outstanding options (66,000 of which are held by a subsidiary of NTT Communications and 474,200 of which are subject to option deferral agreements), (c) 1,306,228 shares of Common Stock subject to issuance under the Verio Warrants, (d) 1,408,320 shares of Common Stock subject to issuance under warrants issued by Verio in 1997 and (e) 7,200,000 shares of Preferred Stock issued and outstanding, which are convertible into 7,456,302 shares of Common Stock. If Purchaser acquires at least 49,092,796 shares of Common Stock in the Offer, ownership of such shares and the shares of Common Stock already owned by NTT Communications and its subsidiaries (which will be transferred to Purchaser) will give Purchaser control of a majority of the outstanding shares of Common Stock (assuming the exercise of all options to purchase shares of Common Stock and the conversion or exchange of all securities convertible or exchangeable into shares of Common Stock outstanding at the expiration date of the Offer). Accordingly, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder.

   Verio has advised us that each of its executive officers and directors intend to tender in the Offer all Shares that they own of record or beneficially.

   The Offer is conditioned upon the fulfillment of the conditions described in Section 13 below. The Offer will expire at 12:00 midnight, New York City time, on Wednesday, June 14, 2000, unless we extend it.

   This Offer to Purchase and the related letter of transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

1. Special Factors.

Background of the Offer; Contacts with Verio.

   On May 15, 1998, a U.S. subsidiary of NTT purchased 8,987,754 shares of Common Stock pursuant to a stock purchase agreement between NTT and Verio. At the time of the purchase of shares of Common Stock, NTT and Verio entered into the Investment Agreement (as defined herein), which contains certain restrictions on the shares of Common Stock purchased by the NTT subsidiary, and which grants NTT the right to name one member of the Verio Board. See "-- Related Party Transactions."

   In April of 1999, Verio's management met with representatives of Salomon Smith Barney to discuss various possible alternatives available to Verio to leverage its assets, customer base and distribution channels, and generally to increase its stock performance. Verio formally engaged Salomon Smith Barney, as of April 21, 1999, as its financial advisor for the purpose of assisting Verio in identifying logical candidates for strategic relationships that would further these efforts.

   Over most of the remainder of 1999, Verio and its financial advisors met with several companies to discuss possible strategic relationships that would allow the two companies to leverage their respective capabilities. In several instances, these discussions led to conversations about the possible merger of the two companies' operations. In some cases, Verio and the other company began to conduct preliminary due diligence investigations of each other. However, none of these discussions proceeded past a preliminary due diligence stage, and no firm proposals were presented.

   On November 29, 1999, Justin Jaschke, the chief executive officer of Verio, and Sean Brophy, the vice president of corporate development of Verio, based on an introduction by an investment bank, met by videoconference with the chief executive officer and the chief financial officer of a company in the telecommunications industry (the "Interested Party") to discuss generally areas of mutual interest and potential cooperation. At the end of the videoconference, the parties agreed to attempt to have a subsequent, in-person meeting and to have larger group meetings.

   At a meeting on December 16, 1999, in connection with its analysis of the budget presented by management for 2000, and various alternative strategic initiatives that might be undertaken by Verio, the Verio Board directed management to explore strategic alternatives with respect to the Internet access portion of its business, including the possibility of separating the Internet access portion from the web-hosting and enhanced services aspects of its business. During late 1999 and early 2000, Verio, along with Salomon Smith Barney, began to consider potential alternatives and whether shareholder value would be enhanced by disposing of the internet access portion of Verio's business in order to focus its efforts more exclusively on the web-hosting and enhanced services aspects of Verio's business. NTT Communications, through its designee on the Verio Board, was aware of Verio's deliberations and discussions concerning this possibility. NTT Communications informed Verio that, if Verio decided to sell its internet access business, NTT Communications might be interested in making a proposal to acquire that business.

   On January 12, 2000, Mr. Jaschke met with the senior management of another telecommunications company during an industry conference sponsored by Salomon Smith Barney. The parties discussed their respective business plans and strategies and the potential synergies that could result from a combination of their businesses. At the end of the meeting, Mr. Jaschke and this other company's management agreed to have further in-person meetings. Senior management teams from Verio and this other company then met on January 25, 2000 and continued the discussion of their respective businesses and potential synergies. The meetings were completed without any determination being made as to what further steps, if any, should be taken, and neither company thereafter indicated of any significant interest in pursuing a potential combination, and no other significant discussions on that topic took place between Verio and the other company.

   On February 10, 2000, Mr. Jaschke, Mr. Brophy, Peter Fritzinger, the chief financial officer of Verio, and other Verio representatives met with representatives of NTT Communications to discuss NTT Communications' potential interest if Verio were to decide to sell its Internet business. They discussed the feasibility of such a sale to NTT Communications, as well as a potential timeline for separating these assets from the web hosting and other enhanced services aspects of Verio's business.

   On February 25, 2000, Mr. Jaschke, Mr. Brophy and Mr. Fritzinger met with the chief executive officer and chief financial officer of the Interested Party. The Interested Party reported that they had undertaken an evaluation of the operations of the two companies and the relative benefits that could be derived from various possible strategic and operational relationships, and had concluded that the synergies could best be leveraged though a combination of the two companies. Following this discussion, both parties agreed to have a follow-up meeting at the Interested Party's facilities to provide additional background on their respective companies.

   On March 7, 2000, members of Verio's senior management met at the Interested Party's headquarters with members of the Interested Party's management team to discuss Verio's and the Interested Party's respective business and operations. At the end of the meeting, they agreed to have a follow-up due diligence session at Verio's headquarters. On March 23 and 24, 2000 the Interested Party's senior management and a team of its legal and financial advisors performed a due diligence review of Verio at Verio's headquarters.

   On March 8 and 9, 2000, NTT Communications' representatives met with Christopher DeMarche, the chief technical officer of Verio, and James Treuting, the president of Verio's internet access operations, for the purpose of better understanding Verio's internet access business. The next day, Mr. Jaschke, Mr. Fritzinger and Carla Donelson, the general counsel and corporate secretary of Verio, met by teleconference with representatives of NTT Communications. They informed NTT Communications that they believed the separation of Verio's two businesses would require substantial effort and at least four to six months to complete, in light of the significantly integrated nature of the operation of Verio's Internet access, web-hosting and enhanced services businesses. They also noted that the Verio Board and management had not determined that such a sale was appropriate or desirable, and that they had not yet determined the process for conducting any sale that they might consider. The parties agreed to meet again at some later time to further discuss this.

   On March 30, 2000, Mr. Jaschke received a letter from the Interested Party, which included a summary of terms for a possible combination of the two companies. These terms contemplated a stock-for-stock merger in which the Interested Party would acquire Verio and Verio's stockholders would receive stock in the Interested Party. The term sheet also contemplated that the two largest stockholders of Verio (which would include NTT Communications) would sign agreements to vote for the merger, and that at the time of execution of the definitive agreement with respect to the merger the parties also would enter into mutual operational agreements providing that each would become a provider to the other of their respective products and services. The Interested Party's letter indicated that the proposal was subject to the entry into a mutually satisfactory definitive agreement, as well as to confirmation by the Interested Party of its assumptions regarding Verio's first quarter 2000 performance.

   Pursuant to the Investment Agreement, Mr. Jaschke informed Yukimasa Ito, a member of the Verio Board and an officer of NTT Communications, of Verio's receipt of the Interested Party's proposal. Mr. Ito is the designee of NTT on the Verio Board pursuant to the Investment Agreement. The Investment Agreement generally prohibited NTT from making proposals to acquire Verio, subject to exceptions described in that agreement. However, if Verio, among other things, elected to enter into negotiations regarding a merger or other business combination, then NTT and its affiliates were to be released from these restrictions so that they could participate in the process for negotiating a potential merger or combination in a manner substantially comparable to that made available to the other participants in the process. Mr. Ito called Mr. Jaschke later that day to say that NTT Communications might be interested in making a proposal with respect to Verio.

   At a meeting of the Verio Board on April 1, 2000, Mr. Jaschke reviewed with the Verio Board the contents of the Interested Party's summary of terms. At the meeting, Salomon Smith Barney reviewed the proposed terms and discussed the preliminary relative valuations of Verio and the Interested Party. At the same meeting, Verio's legal counsel discussed with the Verio Board the fiduciary duties of the members of the Verio Board. The Verio Board members then asked Mr. Ito to state whether NTT Communications would respond to the Interested Party's term sheet. Mr. Ito replied that he was not yet in a position to formally comment, but that NTT Communications might have an interest in presenting its own proposal to acquire Verio. Mr. Ito was then excused from further participation in this meeting as well as all future Verio Board deliberations relating to possible business combinations involving Verio, including the discussions of the proposals made by the Interested Party and NTT Communications. The Verio Board also discussed the impact that the announcement of certain strategic operational agreements that Verio was then negotiating might have on the relative valuation of Verio.

   At a meeting of the Verio Board held on April 5, 2000, Mr. Ito was once again asked to state whether NTT Communications would respond to the Interested Party's term sheet. Mr. Ito confirmed that NTT Communications potentially was interested in submitting a proposal to Verio concerning NTT Communication's acquisition of Verio's business operations. Mr. Ito concluded by stating that NTT Communications was giving serious consideration to this matter and expected to indicate its interest in such a transaction, if any, by Saturday morning, April 8, 2000. After Mr. Ito was excused from the meeting, the Verio Board discussed the Interested Party's term sheet and NTT Communications' potential interest. The Verio Board also discussed the impact that the announcement of certain strategic operational agreements that Verio was then negotiating might have on the relative valuation of Verio. The Verio Board directed Verio's management to continue its due diligence review of the Interested Party and to continue its negotiations of the Interested Party's term sheet, including the proposed exchange ratio, pending further indications of interest from NTT Communications.

   On April 5, 6 and 7, 2000 representatives of Verio's management and its legal and financial advisors met with representatives of the Interested Party and its advisors at the Interested Party's facilities to conduct due diligence. During these meetings the Interested Party delivered to the Verio representatives a draft definitive agreement.

   At a meeting of the NTT Communications board of directors on April 7, 2000, the President and Chief Executive Officer of NTT Communications, Masanobu Suzuki, reviewed with the board the possible acquisition of Verio. The board authorized Mr. Suzuki to continue to explore the possibility of making a proposal to acquire Verio by means of a tender offer.

   After the board meeting, Mr. Suzuki sent a letter to Mr. Jaschke expressing the general conditions under which NTT Communications might be interested in acquiring Verio. This nonbinding indication of interest contemplated a tender offer by a subsidiary of NTT Communications for all outstanding shares of Verio Common Stock for $65 in cash per share, net to the seller, followed by a merger of NTT Communications' subsidiary with and into Verio. Mr. Ito indicated that NTT Communications had not yet approved any plan or proposal to acquire Verio, and that NTT Communications' board of directors had only authorized its management to explore the possibility of making a proposal on the terms described in the letter. NTT Communications and Verio also signed a confidentiality agreement, dated as of April 7, 2000.

   On the basis of the non-binding indication of interest submitted by NTT Communications, the Verio Board held a meeting on April 7, 2000 with its legal and financial advisors to discuss NTT Communications' letter and the status of negotiations with the Interested Party. After discussing the contents of the letter, the Verio Board concluded that it needed additional information regarding NTT Communications' interest. The Verio Board directed Mr. Jaschke to discuss the indication of interest with NTT Communications' senior management during upcoming meetings with them in Denver scheduled for April 11, 2000.

   The Verio Board met on April 9, 2000, to discuss further the contents of the NTT Communications' letter. Salomon Smith Barney provided advice to the Verio Board concerning the financial implications of the proposals submitted by the Interested Party and NTT Communications, and discussed the preliminary relative valuations of the Interested Party and Verio. Salomon Smith Barney also discussed its preliminary valuation of the potential NTT Communications proposal, and the relative premium involved. Salomon Smith Barney also discussed the results of its preliminary financial analysis with respect to the Interested Party. Mr. Fritzinger summarized the results of Verio's on-site due diligence review of the Interested Party and its business operations during April 5 through 7, 2000 meetings.

   During the week of April 10, 2000 Verio's management and its legal and financial advisors continued their due diligence investigation of the Interested Party. They also negotiated with the Interested Party's management and legal and financial advisors the terms of the draft merger agreement that the Interested Party had prepared.

   On April 10, 2000, the chief financial officer of the Interested Party disclosed to Mr. Jaschke that it wished to extend the discussions concerning the proposed merger between the parties because of the significant volatility being experienced on the Nasdaq National Market as well as in U.S. stock markets generally. Both the Interested Party's management and Verio's management were concerned with the difficulty in determining an appropriate relative value for the two companies during a time of such extreme market volatility. During the next two weeks, Verio and its legal advisors nevertheless continued to communicate with the Interested Party's legal advisors concerning the timing of a proposed transaction and to discuss the terms of the draft merger agreement.

   On April 11, 2000, Mr. Suzuki and other representatives of NTT
Communications' management and its legal and financial advisors met with Verio's representatives and advisors at Verio's headquarters in Colorado to discuss NTT Communications' summary of possible terms.

   The Verio Board met on April 11, 2000 to discuss the status of the respective negotiations with the Interested Party and NTT Communications. Mr. Jaschke informed the Verio Board that the

Interested Party had indicated its desire to extend the timing for the discussions of the proposed merger transaction. Mr. Jaschke also noted that he was still waiting for the Interested Party to respond with a new proposal regarding the exchange ratio that would apply in a merger between Verio and the Interested Party.

   On April 12, 2000, NTT Communications' legal counsel delivered to Verio a draft merger agreement. The management and legal and financial advisors of Verio and NTT Communications proceeded to review and discuss the draft. During these discussions, the representatives of NTT Communications said that NTT Communications' offer, if made, would include an offer to purchase outstanding Verio Preferred Stock at the price to be offered for Verio Common Stock, adjusted for the ratio at which Verio Preferred Stock was then convertible into shares of Verio Common Stock, and that shares of Verio Preferred Stock cancelled in connection with the merger following the closing of the offer would receive the same consideration.

   The Verio Board met again on April 14, 2000 to discuss the status of the respective negotiations. The Verio Board discussed the differences between the two proposals, noting that neither proposal as yet reflected a binding commitment.

   Late on April 15, 2000, Mr. Suzuki informed Mr. Jaschke that NTT Communications would have difficulty making a firm proposal at a $65 per share price, given the stock market's continued volatility and general decline, particularly the decline in internet and technology stocks, including Verio Common Stock. Negotiations regarding NTT Communications' draft agreement were then deferred until NTT Communications could be ready to make such a proposal.

   On the afternoon of April 18, 2000, the Verio Board met to consider the status of the respective negotiations with the Interested Party and NTT Communications. Mr. Jaschke informed the Verio Board that he had been told that NTT Communications did not believe that it could give further consideration to a possible transaction with Verio during the next seven to ten days because of continued stock market volatility. Mr. Jaschke also informed the Verio Board that he had been told that the Interested Party's board might meet soon to consider whether to continue the negotiations with Verio.

   The Verio Board met on April 20, 2000 with its advisors to receive updates from Verio's management and to discuss the status of the respective negotiations.

   The Interested Party did not make any further proposals to Verio. On April 21, 2000 Mr. Jaschke informed the chief executive officer of the Interested Party that Verio had received a draft merger agreement from another potential bidder. The chief executive officer said that the Interested Party might be interested in accelerating its deliberations on when and whether to proceed with negotiations if Verio received a firm proposal from another party.

   During a conversation with Mr. Jaschke over the weekend of April 29, 2000, the chief executive officer of the Interested Party indicated a desire to further delay discussions regarding the potential transaction until the end of the following week, in light of continued market volatility. He also advised Mr. Jaschke that the Interested Party wanted to delay further negotiations in light of other disclosure issues that the Interested Party would face were the discussions to proceed in the near term. The next week Verio's legal counsel, at Verio's direction, asked the Interested Party's counsel when a revised draft merger agreement would be available. The Interested Party's counsel replied that a revised draft would be forthcoming but no draft was delivered.

   The Verio Board met on April 30, 2000 with its advisors to receive updates from Verio's management and to discuss the status of the respective negotiations.

   NTT Communications' negotiating team arrived in Denver on May 5, 2000 to resume negotiations of its proposed merger agreement, while its senior management in Tokyo continued to deliberate on whether to submit a firm proposal to Verio with respect to price.

   During the night of May 5-6, 2000, Mr. Jaschke had various telephone calls with NTT Communications' representatives, including Mr. Suzuki. During such discussions, NTT Communications' representatives informed Mr. Jaschke that any proposal that NTT Communications might be willing to make would likely not include an offer price greater than the "mid-to-upper 50s," due to the significantly changed market conditions since April 7, 2000 when their original nonbinding proposal was submitted. Mr. Jaschke indicated to Mr. Suzuki that he did not believe that the Verio Board would accept a proposal at such a price. After discussing the matter with NTT Communications' senior management in Tokyo, the next day Mr. Suzuki notified Mr. Jaschke that NTT might be able to make a proposal of $60 per share of Verio Common Stock, if a definitive agreement could be executed on May 6 or 7.

   After internal discussions at NTT Communications, on the morning of May 6, 2000 Mr. Suzuki sent a second letter to Mr. Jaschke, in which NTT Communications described the revised general conditions under which it was authorized to explore the making of a proposal to acquire Verio. The letter indicated that a proposal, if made, would provide for a cash tender offer to acquire Verio for $60 per share of Verio Common Stock, followed by a merger for the same consideration.

   Later on May 6, 2000, Mr. Jaschke informed the chief executive officer of the Interested Party that Verio had received an all cash proposal from another bidder for $60 per share of Verio Common Stock. In a subsequent conversation later that day, the chief executive officer of the Interested Party told Mr. Jaschke that the Interested Party would not be prepared to submit a new proposal to Verio for at least a few days.

   Mr. Jaschke reported these developments to the Verio Board during a meeting on May 6, 2000. The Verio Board discussed these developments and the alternatives available to Verio, and authorized Verio's management to continue to negotiate the potential transaction with NTT Communications. The Verio Board then agreed to continue the same meeting of the Board at 8:00 a.m. the following day. Members of Verio's management team then continued their negotiations with NTT Communications and its advisors.

   On the evening of May 7, 2000 (Tokyo Time), the board of directors of NTT Communications received the final terms of the draft merger agreement and approved execution of the definitive merger agreement with Verio. Later in the evening of May 7, 2000, the board of directors of NTT accepted the decision of NTT Communications to proceed with the transaction.

   On May 7, 2000, at the continued meeting of the Verio Board, members of Verio's management reported to the Verio Board on the status of the negotiations with NTT Communications. The Verio Board reviewed the final terms of the draft merger agreement. At this meeting, Salomon Smith Barney presented its financial analysis of the proposed transaction and its oral opinion, later confirmed in writing as of the same date, that, as of that date, the consideration to be paid pursuant to the proposed tender offer and merger, taken together, was fair, from a financial point of view, to the holders of Verio Common Stock (other than NTT Communications) and Verio Preferred Stock. After further discussion, the Verio Board approved, by unanimous vote of the directors present (which included all directors other than Mr. Ito), the transaction and the entry into the definitive agreements by Verio.

   On the afternoon of May 7, 2000, the Merger Agreement was executed by Verio, NTT Communications and Purchaser. Immediately after execution of the Merger Agreement, a press release announcing the transaction was issued by Verio and NTT Communications.

Recommendation of the Verio Board.

   On May 7, 2000, the Verio Board, by unanimous vote (with the exception of our designee on the Verio Board, who did not participate in the meeting), determined that the terms of the Offer and the Merger, taken together, are fair to, and in the best interests of, holders of Common Stock and holders of Preferred Stock and recommended that holders of Common Stock and holders of Preferred Stock accept the Offer and tender their Shares pursuant to the Offer.

Fairness of the Offer and the Merger.

   In reaching its conclusions described above, the Verio Board identified several potential benefits of the Offer and the Merger to stockholders, including:

  . The fact that the Offer Price of $60.00 per share of Common Stock and the Preferred Offer Price of $62.136 per share of Preferred Stock to be received by Verio's stockholders in both the Offer and the Merger represent premiums of 67% and 35.7%, respectively, over the closing market prices of the Common Stock and Preferred Stock of $35.9375 and $45.799, respectively, on May 5, 2000, the last full trading day prior to the date that NTT Communications delivered its proposal to the Verio Board, and that the Offer Price represents a premium of 73.1% and 88.5% over the average trading price of the Common Stock during the 5 and 20-day trading periods prior to the execution of the Merger Agreement.

  . The fact that the purchase price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by Verio's stockholders, which were particularly acute in light of the recent volatility in the price of the Common Stock, as well as volatility in the market prices of shares of other telecommunications and Web hosting companies and in the Nasdaq Stock Market in general.

  . The fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Verio's stockholders to obtain cash in exchange for their shares at the earliest possible time.

  . The likelihood that the Offer and the Merger would be consummated, including the fact that the Offer and the Merger would not be subject to any financing condition and that NTT Communications has represented that the funds necessary to consummate the Offer and the Merger will be provided and has agreed to cause Purchaser to fully perform all of Purchaser's obligations under the Merger Agreement.

   The Verio Board also consulted with Verio's senior management, as well as its legal counsel, independent accountants and financial advisors, in reaching its decision to approve the Offer and the Merger. Among the factors considered by the Verio Board in its deliberations were the following:

  . The presentations and views expressed by Verio's management regarding, among other things, the financial condition, results of operations, cash flows, business and prospects of Verio and management's recommendation of the Offer and the Merger.

  . The presentation of Salomon Smith Barney at the meeting of the Verio Board held on May 7, 2000 and the opinion of Salomon Smith Barney dated May 7, 2000, that, as of such date, the per Share consideration to be received by the holders of shares of Common Stock (other than NTT Communications and its affiliates), and the per Share consideration to be received by the holders of shares of Preferred Stock in the Offer and the Merger, taken together, was fair from a financial point of view to such stockholders. The full text of Salomon Smith Barney's written opinion is attached hereto as Annex A and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Salomon Smith Barney. Salomon Smith Barney did not express any opinion with respect to the Verio Warrants. See "--Opinion of Financial Advisor of Verio."

  . The volatility in the market price of, and recent trading activity in, the Common Stock, as reflected on the Nasdaq National Market, and the market prices of other telecommunications and Web hosting companies. In particular, the Verio Board noted that the closing prices of the Common Stock had fluctuated between $80 and $23.6875 during the three months prior to the execution of the Merger Agreement.

  . Valuations based on premiums paid in comparable acquisition transactions and discounted cash flow analysis.

  . Verio's prospects if it were to remain independent, publicly traded entity, including the risks of competing against companies that have far greater resources, distribution capacity, product offerings and market reach than Verio.

  . Other potential strategic alternatives, such as a stock-for-stock combination or a sale of portions of Verio's backbone infrastructure and related operations as separate assets. Salomon Smith Barney had been exploring such possible alternatives on behalf of Verio for a period of more than one year prior to the execution of the Merger Agreement.

  . The fact that the Merger Agreement permits Verio, under certain circumstances, to enter into or participate in discussions or negotiations with any person who makes an unsolicited bona fide written offer to acquire Verio that could lead to a Superior Proposal (as defined in the Merger Agreement).

  . Provisions of the Merger Agreement that allow the Verio Board to terminate the Merger Agreement if, prior to the closing of the Merger, Verio has received a Superior Proposal and the Verio Board determines, in its good faith judgement after consultation with independent legal counsel, that failing to terminate the Merger Agreement would be inconsistent with its fiduciary duties under applicable law.

  . The fact that the only regulatory qualifications required to consummate the Merger were (i) expiration or termination of the waiting period under the HSR Act and (ii) expiration of the applicable review process under the Exon-Florio Amendment without government action to block or prevent the consummation of the Offer or the Merger, and the favorable prospects for obtaining all such qualifications. See "--Legal Matters; Required Regulatory Approvals."

  . The limited ability of NTT Communications and Purchaser to terminate the Offer or the Merger Agreement, including the absence of a termination provision related to volatility of Verio's or NTT's stock prices or of any market indices.

  . The arm's-length negotiations between representatives of Verio and NTT Communications leading to the belief of the Verio Board that $60.00 per share of Common Stock and $62.136 per share of Preferred Stock represented prices that were fair to and in the best interests of Verio's stockholders given the facts and circumstances described above.

  . Stockholders who believe that the terms of the Offer and the Merger are not fair can pursue appraisal rights in the Merger under state law.

   The Verio Board also identified and considered a number of uncertainties and risks in its deliberations concerning the Offer and the Merger, including the following:

  . The possibility that, although the Offer gives Verio's stockholders the opportunity to realize a premium over the price at which the Common Stock traded immediately prior to the public announcement of the Offer and the Merger, the price or value of the Common Stock may increase in the future, and Verio's shareholders would not benefit from such future increases.

  . The circumstances under the Merger Agreement under which the $175 million Termination Fee and expense reimbursement of up to $5 million become payable by Verio to NTT Communications and Purchaser.

  . The fact that, pursuant to the Merger Agreement, between the execution of the Merger Agreement and Effective Time, Verio is required to obtain NTT Communications' consent before it can take certain actions.

   In view of the wide variety of factors considered by the Verio Board, it did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Verio Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

   Having considered all the foregoing, and other relevant factors, the Verio Board concluded that the Offer and the Merger, taken together, was the best available alternative for Verio and its stockholders and was fair to and in the best interests of Verio's stockholders (other than NTT Communications and its affiliates).

   THE VERIO BOARD BY UNANIMOUS VOTE (WITH THE EXCEPTION OF OUR DESIGNEE ON THE VERIO BOARD, WHO DID NOT PARTICIPATE IN THE MEETING) (A) DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO AND IN THE BEST INTERESTS OF, HOLDERS OF COMMON STOCK AND HOLDERS OF PREFERRED STOCK, (B) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, AND (C) RECOMMENDS THAT HOLDERS OF COMMON STOCK AND HOLDERS OF PREFERRED STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   The Verio Board is comprised of eight members, one of whom is affiliated with NTT Communications, one of whom is employed by Verio, and the remaining six of whom are neither affiliated with NTT Communications nor employed by Verio. The member of the Verio Board affiliated with NTT Communications was excused from all Board deliberations relating to the Offer and the Merger, and did not participate in the vote by the Verio Board on the Merger Agreement. Salomon Smith Barney was retained by the Verio Board to act as the Verio Board's financial advisor in connection with the Offer and the Merger and to render to the Verio Board an opinion as to the fairness, from a financial point of view, to the stockholders of Verio, other than those affiliated with NTT Communications, of the consideration to be received by such stockholders in the Offer and the Merger, taken together. The members of the Verio Board who are not employees of Verio did not separately retain any unaffiliated representative to act solely on behalf of the stockholders of Verio who are not affiliated with Verio or NTT Communications for purposes of negotiating the terms of the Merger Agreement and/or preparing a report concerning the fairness of the consideration to be paid to the stockholders of Verio in the Offer and the Merger.

Opinion of Financial Advisor of Verio.

   Salomon Smith Barney was retained by Verio to act as its financial advisor in connection with the Offer and the Merger. In connection with such engagement, Verio requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, to holders of Common Stock and Preferred Stock of the consideration to be received by such holders pursuant to the Offer and the Merger. On May 7, 2000, at a meeting of the Verio Board, Salomon Smith Barney delivered its oral opinion, which was subsequently confirmed in writing, to the Verio Board to the effect that, based upon and subject to certain matters stated therein, (a) as of May 7, 2000, the consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock was fair to such holders (other than NTT Communications) from a financial point of view and (b) as of May 7, 2000, the consideration to be received in the Offer and the Merger, taken together, by holders of Preferred Stock was fair to such holders from a financial point of view.

   Verio stockholders are urged to read the Salomon Smith Barney opinion in its entirety for information with respect to the procedures followed, assumptions made, matters considered and limits of the review undertaken by Salomon Smith Barney in rendering its opinion. References to the opinion in this document and the summary of the opinion included below are qualified in their entirety by reference to the full text of the opinion, which is included as Annex A to this document. The Salomon Smith Barney opinion does not constitute a recommendation concerning (i) whether Verio stockholders should accept the Offer, (ii) how Verio stockholders should vote with respect to the Merger Agreement or the Merger or (iii) whether Verio stockholders should exercise appraisal rights in connection with the Merger. Salomon Smith Barney was not asked to, and did not, express any opinion with respect to the Verio Warrants.

   In connection with rendering its opinion, Salomon Smith Barney reviewed certain publicly available information concerning Verio and certain other financial information concerning Verio that was provided to Salomon Smith Barney by Verio. Salomon Smith Barney discussed the past and current business operations, financial condition and prospects of Verio with certain Verio officers and employees. With Verio's consent, Salomon Smith Barney did not review Verio's financial forecasts of Verio. Subject to the foregoing, Salomon Smith Barney also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that Salomon Smith Barney deemed relevant.

   In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Salomon Smith Barney. Without limiting the generality of the previous sentence, Salomon Smith Barney relied on advice from Verio regarding the conversion-price adjustment and voting provisions of the terms of the Preferred Stock in the event of a merger involving Verio. Salomon Smith Barney did not assume any responsibility for any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of Verio.

   The Salomon Smith Barney opinion is necessarily based upon conditions as they existed and could be evaluated on the date of the opinion. The opinion does not address Verio's underlying business decision to effect the Merger, and it does not express any view on the effect on Verio of the Offer, the Merger and related transactions. The opinion is directed only to the fairness, from a financial point of view, to the holders of Common Stock and Preferred Stock of the consideration to be received in the Offer and the Merger, taken together.

   The following is a summary of the report presented on May 7, 2000, to the Verio Board by Salomon Smith Barney in connection with the Verio Board's consideration of the proposed Offer and Merger. The summary of the financial analyses includes information presented in tabular format. In order to understand fully the financial analyses used by Salomon Smith Barney, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Overview of Valuation Methodologies

   Salomon Smith Barney prepared a valuation of Verio using several methodologies, including a public market valuation or sum-of-the-parts analysis, a discounted cash flow analysis, a premiums-based private market analysis, a premiums-based private market analysis limited to comparable companies and a multiples-based private market analysis. Each of these methodologies was used to generate a reference range for the value of the Common Stock, which was then compared to the $35.94 per share price of the Common Stock as of May 5, 2000 and the Offer Price of $60.00 per share of Common Stock as part of Salomon Smith Barney's evaluation of the fairness of the consideration to be received in the Offer and the Merger, taken together. The following table represents a compilation of implied reference ranges derived using these different valuation methodologies. This table is not intended to provide a complete understanding of the results of each of the analyses employed, and the table must be read together with the textual description of each procedure set forth below to understand the significance of each set of conclusions.

                                                                  Implied
                                                              Reference Range
                                                                Per Share of
   Valuation Methodology                                        Common Stock
   ---------------------                                      ----------------
   Public Market Valuation................................... $40.40 to $51.38
   Discounted Cash Flow...................................... $53.39 to $72.85
   Premiums-Based Valuation in an Acquisition Context
    (comparable companies)................................... $49.61 to $55.62
   Premiums-Based Valuation in an Acquisition Context (all
    transactions)............................................ $48.69 to $52.06
   Multiples-Based Valuation in an Acquisition Context....... $43.12 to $45.75

Implied Transaction Premiums

   Salomon Smith Barney reviewed implied transaction premiums using a range of prices per share of Common Stock for the 60-day period ended May 5, 2000. Salomon Smith Barney noted that the consideration to be received in the Offer and the Merger represented a premium of:

  .  67.0% to the closing stock price on May 5, 2000 of $35.94;

  . 73.1% to the average closing stock price for the 5 trading days ended May 5, 2000 of $34.66;

  . 88.5% to the average closing stock price for the 20 trading days ended May 5, 2000 of $31.83;

  . 49.6% to the average closing stock price for the 40 trading days ended May 5, 2000 of $40.12;

  . $19.5% to the average closing stock price for the 60 trading days ended May 5, 2000 of $50.21.

Public Market Valuation

   Using both publicly available information and Wall Street research estimates that were reviewed by Verio, Salomon Smith Barney analyzed each of Verio's business segments--Internet connectivity, Web-hosting and other--to determine valuation ranges for each business segment separately and, using a sum-of-the-parts analysis, a valuation range for the enterprise as a whole.

   Internet Connectivity. Salomon Smith Barney reviewed publicly available financial and operating information of the following five public companies:

  .  Applied Theory Corp.

  .  EQUANT N.V.

  .  Internet Initiative Japan

  .  PSINet Inc.

  .  VIA NET.WORKS

In its review, Salomon Smith Barney relied on estimates of the future revenues of the selected Internet connectivity companies developed by Wall Street research analysts. For this analysis Salomon Smith Barney used trading information as of May 5, 2000.

   The table below sets forth some of Salomon Smith Barney's findings from its review of these comparable companies:

                                                                         PSINet
   Comparable Companies                             Range    Mean Median  Inc.
   --------------------                           ---------- ---- ------ ------
   Firm value as a multiple of year's revenues:
     2000 (estimated)............................ 4.7x-11.3x 8.3x  9.7x   5.3x
     2001 (estimated)............................  2.4x-9.2x 5.7x  5.5x   3.3x

   After determining that PSINet Inc. is the company most comparable to Verio's Internet connectivity business, Salomon Smith Barney selected a range of firm value/estimated 2000 revenue and firm value/estimated 2001 revenue multiples for Verio's Internet connectivity business of 5.0x- 6.0x and 3.0x-4.0x, respectively.

   Web-Hosting. Salomon Smith Barney reviewed publicly available financial and operating information of the following four public companies:

  .  Data Return

  .  Digex Inc.

  .  Exodus Communications

  .  Navisite

  After determining that Digex is the company most comparable to Verio's Web-hosting business, Salomon Smith Barney limited its analysis of Verio's Web-hosting business to Digex for comparative valuation purposes. In its review, Salomon Smith Barney calculated Digex's growth-adjusted firm value/estimated 2000 revenue and growth-adjusted firm value/estimated 2001 revenue multiples by dividing (a) the quotient of Digex's firm value to estimated 2000 (or 2001, as the case may be) revenue by (b) Digex's estimated compounded annual revenue growth for the period between year 2000 (or 2001, as the case may be) and 2003. Based on the foregoing, Salomon Smith Barney determined Digex's growth-adjusted firm value/estimated 2000 revenue and growth-adjusted firm value/estimated 2001 revenue to be 40.4x and 22.0x, respectively. For this analysis Salomon Smith Barney used Digex's trading information as of May 5, 2000 and relied on estimates of Digex's future revenues produced by research analysts.

   Based on a 30% (low) to 10% (high) discount to Digex's growth-adjusted firm value/revenue multiples, Salomon Smith Barney calculated a growth-adjusted firm value/estimated 2000 revenue and growth-adjusted firm value/estimated 2001 revenue multiples for Verio's Web-hosting business of 28.3x-36.3x and 15.4x-19.8x, respectively.

   Other. Salomon Smith Barney separated out Verio's other sources of estimated revenues, including equipment, circuits and other revenues, and applied a 1.0x firm value/estimated 2000 and firm value/estimated 2001 revenues multiple to that business.

   The public market valuation, or sum-of-the-parts analysis, resulted in implied values ranging from $40.40 to $51.38 per share of Common Stock.

Discounted Cash Flow Analysis

   Using a discounted cash flow methodology, Salomon Smith Barney calculated the present value of the projected future cash flows for Verio (without giving effect to the Merger or any synergy estimates expected to be realized as a result of the Merger). Salomon Smith Barney aggregated the present value of the free cash flows over the ten-year forecast period with the present value of the range of terminal values described below. The discounted cash flow analysis of Verio was prepared using the following assumptions: projections based on Wall Street research and reviewed by Verio management, a weighted average cost of capital ranging from 15.5% to 17.5% and a terminal firm value range equal to 10 to 12 times projected terminal 2009 EBITDA of $2,236 million.

   The discounted cash flow analyses resulted in implied values ranging from $53.39 to $72.85 per share of Common Stock.

Premiums-Based Private Market Analyses

   Sector Transactions. Using publicly available information, Salomon Smith Barney reviewed five transactions in the Internet and data services industry. These transactions are presented in the following table:

      Acquiror                                         Target
      --------                                         ------
      Global Crossing                                  IXnet
      NEXTLINK                                         Concentric Network
      McLeodUSA                                        Splitrock Services
      Metromedia Fiber                                 AboveNet Communications
      Cable & Wireless                                 InternetMCI

   Salomon Smith Barney determined that, of these five transactions, the acquisition of Concentric Network by NEXTLINK and the acquisition of Splitrock Services by McLeodUSA were the most relevant transactions. Salomon Smith Barney's review of these two transactions showed that for these two transactions the offer price as a percentage premium above the target company's closing stock price one day prior to the announcement of the acquisition ranged from 33.8% to 50.0%. This premiums-based comparable-transactions analysis resulted in implied values ranging from $49.61 to $55.62 per share of Common Stock.

   All Transactions. Salomon Smith Barney reviewed the mean and median premiums in a sample of 1,722 transactions during the 3 years ended December 31, 1999, as measured by a commercially available database of statistics on publicly announced mergers, acquisitions and divestitures involving operating entities. This premiums-based all-transactions analysis resulted in implied values ranging from $48.69 to $52.06 per share of Common Stock.

Multiples-Based Private Market Analysis

   Using publicly available information, Salomon Smith Barney reviewed two comparable transactions: NEXTLINK's acquisition of Concentric and McLeodUSA's acquisition of Splitrock. The review showed that for these transactions the target company's firm value, based on the acquisition price at the announcement, as a multiple of the target company's revenues ranged from (a) 19.0x to 20.6x based on the target company's revenues over the 12 months prior to the announcement of the relevant acquisition, (b) 14.6x to 15.2x based on four times the target company's revenues in the three-month period prior to the announcement of the relevant acquisition and (c) 9.6x to 10.2x the target company's estimated revenues for the 12-month period following the announcement of the relevant acquisition. This multiples-based comparable-transactions analysis resulted in implied values ranging from $43.12 to $45.75 per share of Common Stock.

Analysis of the Preferred Stock

   Based on the closing price of the Common Stock of $35.94 as of May 5, 2000, Salomon Smith Barney calculated a theoretical value of the Preferred Stock at $46.86. Salomon Smith Barney compared this theoretical value to the market value of the Preferred Stock of $45.79 as of May 5, 2000 and determined that the market value represents a discount of 2.3% to the theoretical value. Salomon Smith Barney then compared the Preferred Offer Price of $62.14 to the market value of the Preferred Stock and determined that it represents a 35.7% premium to the market value of Preferred Stock as of May 5, 2000. Finally, as the chart below shows, Salomon Smith Barney determined an implied market value of Preferred Stock assuming Common Stock prices equal to the low and high valuation figures arrived at in its public market valuation of the Common Stock and calculated that the Preferred Offer Price represents a premium of 26.5% and 8.0%, respectively, to such implied market values of Preferred Stock.

                                                                  Common Stock
                                                                  Public Market
                                                                    Valuation
                                                                      Range
                                                                  -------------
                                                    Market 5/5/00  Low    High
                                                    ------------- ------ ------
   Common Stock Price.............................     $35.94     $40.40 $51.38
   Theoretical Value of Preferred Stock...........     $46.86     $50.27 $58.91
   Market Value of Preferred Stock................     $45.79     $49.11 $57.56
   Market Discount to Theoretical Value...........       2.3%       2.3%   2.3%
   Preferred Offer Price..........................     $62.14     $62.14 $62.14
   Preferred Offer Price Premium to Implied Market
    Value.........................................      35.7%      26.5%   8.0%

   The foregoing is a summary of the material financial analyses furnished by Salomon Smith Barney to the Verio Board, but it does not purport to be a complete description of the analyses performed by

Salomon Smith Barney or of its presentations to the Verio Board. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered but rather made qualitative judgments as to the significance and relevance of the analyses and factors considered. Accordingly, Salomon Smith Barney believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Salomon Smith Barney, without considering all such analyses and factors, could create a misleading or incomplete view of the process underlying the analyses conducted by Salomon Smith Barney and its opinion. With regard to the comparable public company analysis summarized above, Salomon Smith Barney selected comparable public companies on the basis of various factors, including the size of the public company and similarity of the line of business; however, no public company utilized as a comparison in such analysis, and no transaction utilized as a comparison in the comparable transaction analyses summarized above, is identical to Verio, any business segment of Verio or the Merger. As a result, these analyses are not purely mathematical but also take into account differences in financial and operating characteristics of the comparable companies and other factors that could affect the transaction or public trading value of the comparable companies and transactions to which Verio, the business segments of Verio and the Merger are being compared. In its analyses, Salomon Smith Barney made numerous assumptions with respect to Verio, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Verio. Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of Verio, NTT Communications, the Verio Board, Salomon Smith Barney or any other person assumes responsibility if future results or actual values differ materially from the estimates. Salomon Smith Barney's analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger, taken together, and were provided to the Verio Board in that connection.

   Salomon Smith Barney is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Verio selected Salomon Smith Barney to act as its financial advisor on the basis of Salomon Smith Barney's international reputation and Salomon Smith Barney's familiarity with Verio. Salomon Smith Barney and its predecessors and affiliates have previously rendered investment banking and financial advisory services to Verio and NTT for which they have received or will receive customary compensation. In addition, in the ordinary course of its business, Salomon Smith Barney and its affiliates (including Citigroup Inc.) may actively trade the debt and equity securities of both Verio and NTT for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Pursuant to Salomon Smith Barney's engagement letter, Verio has agreed to pay Salomon Smith Barney a fee of approximately $17 million, a substantial portion of which is contingent upon consummation of the Merger. Verio has also agreed to reimburse Salomon Smith Barney for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement (including the reasonable fees and disbursements of its counsel) and to indemnify Salomon Smith Barney against certain liabilities and expenses relating to or arising out of its engagement, including certain liabilities under the federal securities laws.

   As noted under the caption "-- Fairness of the Offer and the Merger," the fairness opinion of Salomon Smith Barney was only one of several factors considered by the Verio Board in determining to approve the Merger Agreement, the Offer and the Merger. The Merger consideration to be received in the Offer and the Merger was determined by arm's length negotiations between NTT Communications and Verio, which consulted with Salomon Smith Barney in the process, and was not established by Salomon Smith Barney.

   A copy of the Salomon Smith Barney opinion is including as an exhibit to the Tender Offer Statement on Schedule TO that we filed with the SEC and attached hereto as Annex A. A copy of Salomon Smith Barney's presentation to the Verio Board on May 7, 2000 is included as an exhibit to the Schedule TO.

Opinions of Financial Advisors of NTT Communications.

   Deutsche Bank Securities Inc. ("Deutsche Bank") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") have acted as financial advisors to NTT Communications in connection with the Offer and the Merger. In connection with its internal consideration of the Offer and the Merger, NTT Communications received opinions of Deutsche Bank and Merrill Lynch with respect to the fairness of the consideration to be paid by NTT Communications in the Offer and the Merger, taken together. Set forth below are descriptions of these opinions. STOCKHOLDERS SHOULD NOTE THAT THESE OPINIONS ARE NOT DIRECTED TO VERIO OR THE STOCKHOLDERS OF VERIO AND ARE NOT OPINIONS THAT THE CONSIDERATION TO BE PAID BY NTT COMMUNICATIONS IN THE OFFER AND THE MERGER, TAKEN TOGETHER, IS FAIR TO VERIO OR THE STOCKHOLDERS OF VERIO.

Opinion of Deutsche Bank.

   Deutsche Bank has acted as financial advisor to NTT Communications in connection with the proposed acquisition by NTT Communications of Verio under the NTT Communications/Verio merger agreement. At its May 7, 2000 meeting, the board of directors of NTT Communications was advised that Deutsche Bank was prepared to render its opinion, subsequently delivered in writing as of the same date, to the board of directors of NTT Communications to the effect that, as of that date, based upon and subject to the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank, the consideration to be paid by NTT Communications in the offer and merger under the merger agreement was fair, from a financial point of view, to NTT Communications.

   Deutsche Bank's opinion is directed to the board of directors of NTT Communications to assist it in connection with its consideration of the proposed transaction and relates only to the fairness of the consideration to be paid by NTT Communications from a financial point of view to NTT Communications. DEUTSCHE BANK'S OPINION DOES NOT RELATE TO ANY OTHER ASPECT OF THE TRANSACTION, IS NOT AN OPINION AS TO THE FAIRNESS OF THE TRANSACTION TO VERIO OR ITS STOCKHOLDERS AND DOES NOT CONSTITUTE A RECOMMENDATION TO VERIO OR ITS STOCKHOLDERS AS TO THE TRANSACTION OR AS TO WHETHER VERIO STOCKHOLDERS SHOULD TENDER THEIR SHARES OR AS TO HOW THEY SHOULD VOTE WITH RESPECT TO THE TRANSACTION. The full text of Deutsche Bank's written opinion, dated May 7, 2000, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex B to this Offer to Purchase and is incorporated herein by reference. You are urged to read Deutsche Bank's opinion in its entirety. The summary of Deutsche Bank's opinion set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of Deutsche Bank's opinion.

   Materials summarizing Deutsche Bank's analyses of Verio were presented to the management of NTT Communications on April 7, 2000, and on May 7, 2000 before the meeting of the board of directors of NTT Communications. Copies of these materials are available for inspection and copying at Verio's principal executive offices at 8005 South Chester Street, Suite 200, Englewood, Colorado

80112, during regular business hours, by any interested Verio stockholder or representative who has been so designated in writing. We have also filed these materials with the SEC as an exhibit to the tender offer statement on Schedule TO. You may obtain these materials from the SEC in the same manner as set forth for Verio's SEC filings in Section 9, "Certain Information Concerning Verio."

   In connection with Deutsche Bank's role as financial advisor to NTT Communications, and in arriving at its opinion, Deutsche Bank has, among other things:

  . reviewed certain publicly available financial information and other information concerning Verio;

  . reviewed certain internal analyses and other information furnished to it by NTT Communications and Verio;

  . held discussions with the members of the senior managements of NTT Communications and Verio regarding the businesses and prospects of Verio, and with the members of the senior management of NTT
     Communications regarding the joint prospects of a combined company;

  . reviewed the reported prices and trading activity for the common stock of Verio;

  . compared certain financial and certain stock market information for Verio with similar information for selected companies whose securities are publicly traded;

  . reviewed the financial terms of selected recent business combinations which Deutsche Bank deemed comparable in whole or in part to the proposed business combination of NTT Communications and Verio;

  . reviewed the terms of the merger agreement and certain related documents; and

  . performed such other studies and analyses and considered such other factors as it deemed appropriate.

   In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Verio, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Verio. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analysis, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by NTT Communications to be achieved as a result of the transaction, Deutsche Bank assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NTT Communications as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of the financial forecasts and projections, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by NTT Communications to be achieved as a result of the transaction, or the assumptions on which they are based. Deutsche Bank's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of its opinion.

   For purposes of rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis:
  . the representations and warranties of NTT Communications and Verio contained in the merger agreement are true and correct;

  . NTT Communications and Verio will each perform all of the covenants and agreements to be performed by it under the merger agreement;

  . all conditions to the obligations of each of NTT Communications and Verio to consummate the acquisition transactions under the merger agreement will be satisfied without any waiver thereof;

  . all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the merger agreement will be obtained; and

  . in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either NTT Communications or Verio is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on NTT Communications or Verio or materially reduce the contemplated benefits of the transaction to NTT Communications.

   The following is a summary of the material financial analyses used by Deutsche Bank in reaching its opinion and does not purport to be a complete description of the analyses performed by Deutsche Bank. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about May 5, 2000 and is not necessarily indicative of current market conditions. You should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Deutsche Bank.

   Historical Stock Performance. Deutsche Bank reviewed and analyzed recent and historical market prices and trading volume for Verio common stock. Deutsche Bank observed that the price on May 5, 2000, the price averages during the one-week, one-month and three-month periods preceding that date and the 52-week trading range preceding that date were as follows:

                                                       Three-
                                    One-week One-month  month
                            Closing Average   Average  Average 52-Week 52-Week
                             Price   Price     Price    Price    Low    High
                            ------- -------- --------- ------- ------- -------
Verio Common Stock
 (5/5/2000)................ $35.94   $34.66   $32.09   $51.09  $22.56  $84.94

   Analysis of Selected Publicly Traded Companies. Deutsche Bank compared certain financial information and commonly used valuation measurements for Verio to corresponding information and measurements for three groups of publicly traded internet companies: a group of business Internet service providers ("ISPs"), consisting of Concentric Network and PSINet; a group of consumer ISPs, consisting of EarthLink, Inc., OneMain.com, Inc., Internet America and Prodigy Communications Corp.; and a group of web hosting companies, consisting of Data Return, Digex, Inc., Digital Island, Globix, Interliant, Navisite, USInternetworking and Exodus Communications.

   Financial information and valuation measurements analyzed by Deutsche Bank include, among other things:

  .  common equity market valuation;

  . common equity market value as adjusted for debt and cash, or total enterprise value ("TEV");

  .  book value;

  .  capitalization ratios;

  .  in the case of ISPs, total subscriber base; and

  . trading multiples, including ratios of TEV to revenues, earnings before interest expense, income taxes and depreciation and amortization ("EBITDA") and total subscriber base.

   To calculate the trading multiples for Verio and the comparable companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information and earnings estimates reported in published research analyst reports. For each of Verio and the comparable companies, Deutsche Bank calculated the following trading multiples:

  .  TEV to 1999, estimated 2000 and estimated 2001 revenues;

  . one-month average TEV to 1999, estimated 2000 and estimated 2001 revenues;

  .  in the case of ISPs, TEV to 1999 and estimated 2000 EBITDA; and

  .  in the case of ISPs, TEV to total subscriber base.

While Deutsche Bank took each of these trading multiples into consideration, it used TEV to estimated 2000 revenue, one-month average TEV to estimated 2000 revenue, TEV to estimated 2001 revenue and one-month average TEV to estimated 2001 revenue ratios to derive combined trading multiple ranges as a basis for determining ranges of implied Verio value. Deutsche Bank calculated the following mean and median trading multiples for each of Verio and the groups of business ISPs, consumer ISPs, all ISPs and web hosting companies among the comparable companies:

                                                          One-            One-
                                                          month           month
                                                         Average         Average
                                                  TEV/    TEV/    TEV/    TEV/
                                                  2000E   2000E   2001E   2001E
                                                 Revenue Revenue Revenue Revenue
                                                 ------- ------- ------- -------
Verio, Inc. ....................................   9.7x    8.0x    5.9x    5.3x
Business ISPs(/1/)
  Mean..........................................   8.1     7.8     5.1     4.9
  Median........................................   9.6     8.7     5.9     5.3
Consumer ISPs
  Mean..........................................   1.7     1.7     1.4     1.4
  Median........................................   1.4     1.4     0.9     1.1
All ISPs(/1/)
  Mean..........................................   4.4x    4.3x    3.2     3.2
  Median........................................   2.9     2.7     2.8     2.8
Web Hosting Companies
  Mean..........................................  21.3    22.2     9.2     9.7
  Median........................................  14.9    17.0     7.5     7.8

--------
(/1/Includes)Verio.

   Based on certain trading multiples of the comparable companies and NTT Communications projections of Verio revenues, Deutsche Bank calculated implied value ranges for Verio. Deutsche Bank calculated Verio's implied enterprise value as the sum of the implied values of each of its three business segments: dial-up service; dedicated line; and web-hosting and co-location. Implied values for each Verio business segment were calculated based on revenue projections for those segments by NTT Communications and segment-specific trading multiple ranges. To determine segment-specific trading multiple ranges, Deutsche Bank identified those of the comparable companies which, in its judgment, more closely resemble the respective Verio business segment, and assigned to each group of those companies a trading multiple range based on TEV to revenue and one-month average TEV to revenue ratios for each of the companies comprising those groups.

   Deutsche Bank calculated implied value ranges for Verio based on:

  .  Verio's 2000 estimated revenue;

  . Verio's 2001 estimated revenue, assuming no synergies from a combination with NTT Communications; and

  . Verio's 2001 estimated revenue, assuming certain synergies projected by NTT Communications for a business combination of Verio and NTT Communications.

   The following table sets forth the implied value ranges for Verio, based on Verio's estimated 2000 revenue:

                                           TEV/2000E
                                            Revenue
                                            and One-
                                             month
                                            Average             Implied Verio
                                           TEV/ 2000E  Verio     Value Range
                                            Revenue    2000E  -----------------
                                            (Range)   Revenue   Low      High
                                           ---------- ------- -------- --------
   Dial-up Service........................  1.5- 2.5x $ 19.5  $   29.2 $   48.7
   Dedicated Line.........................  5.0- 8.5x $126.3  $  631.4 $1,073.3
   Web-Hosting and Co-location............ 18.0-22.0x $267.7  $4,818.5 $5,889.3
   Implied Verio TEV......................................... $5,479.1 $7,011.3
   Less: net debt(/1/).......................................     43.7     43.7
   Implied Verio Equity Value................................ $5,522.9 $7,055.1
   Implied Verio Price per Share(/2/)........................ $  52.15 $  66.62

--------
(/1/Represents)$43.7 million excess cash after option proceeds are added back. (/2/Based)on fully diluted shares of 105.9 million.

   The following table sets forth the implied value ranges for Verio, based on Verio's estimated 2001 revenue, assuming no synergies from a business combination of Verio and NTT Communications:

                                    TEV/2001E Revenue           Implied Verio
                                      and One-month    Verio     Value Range
                                    Average TEV/2001E  2001E  -----------------
                                     Revenue (Range)  Revenue   Low      High
                                    ----------------- ------- -------- --------
   Dial-up Service.................     1.0- 2.0x     $ 21.4  $   21.4 $   42.7
   Dedicated Line..................     3.5- 5.5x     $196.9  $  689.0 $1,082.7
   Web-Hosting and Co-location.....     8.5-11.0x     $467.4  $3,972.5 $5,140.9
   Implied Verio TEV......................................... $4,682.9 $6,266.4
   Less: net debt(/1/).......................................     43.7     43.7
   Implied Verio Equity Value................................ $4,726.6 $6,310.1
   Implied Verio Price per Share(/2/)........................ $  44.63 $  59.59

--------
(/1/Represents)$43.7 million excess cash after option proceeds are added back. (/2/Based)on fully diluted shares of 105.9 million .

   The following tables set forth the implied value ranges for Verio, based on Verio's estimated 2001 revenue, assuming certain synergies projected by NTT Communications for a business combination of Verio and NTT Communications:

                             TEV/2001E Revenue                 Implied Verio
                               and One-month                    Value Range
                             Average TEV/2001E     Verio     -----------------
                              Revenue (Range)  2001E Revenue   Low      High
                             ----------------- ------------- -------- --------
   Dial-up Service..........     1.0- 2.0x        $ 21.4     $   21.4 $   42.7
   Dedicated Line...........     3.5- 5.5x        $262.9     $  920.0 $1,445.7
   Web-Hosting and Co-
    location................     8.5-11.0x        $520.4     $4,423.0 $5,723.9
   Implied Verio TEV........................................ $5,364.4 $7,212.4
   Less: net debt(/1/)......................................     43.7     43.7
   Implied Verio Equity Value............................... $5,408.1 $7,256.1
   Implied Verio Price per Share(/2/)....................... $  51.07 $  68.52

--------
(/1/Represents)$43.7 million excess cash after option proceeds are added back. (/2/Based)on fully diluted shares of 105.9 million.

   None of the companies utilized as a comparison is identical to Verio. Accordingly, Deutsche Bank believes the analysis of the publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning the differences in financial and operating characteristics of comparable companies and other factors that could affect the public trading value of the comparable companies.

   Analysis of Selected Precedent Transactions. Deutsche Bank reviewed the financial terms, to the extent publicly available, of 13 proposed, pending or completed mergers and acquisition transactions since April 1996 involving companies in the internet data services industry, consisting of 3 transactions in the dedicated line segment, 3 transactions in the dial-up service segment, 3 transactions in the web hosting segment, and 4 other transactions. Deutsche Bank calculated various financial multiples and premiums over market value based on certain publicly available information for each of those transactions and compared them to the corresponding financial multiples and premiums over market value for the acquisition of Verio by NTT Communications, based on the consideration to be paid by NTT Communications under the NTT Communications/Verio merger agreement.

   The transactions reviewed in the dedicated line segment were:

  .  NextLink Communications/Concentric, announced on January 10, 2000;

  .  McLeodUSA/Splitrock Services, announced on January 7, 2000; and

  .  MFS Communications/UUNET Technologies, announced on April 30, 1996.

   The transactions reviewed in the dial-up service segment were:

  . Mind Spring Enterprises/Netcom dial-up business (from ICG), announced on January 6, 1999;

  .  ICG/Netcom, announced on October 13, 1997; and

  .  WorldCom/CompuServe, announced on September 8, 1997.

   The transactions reviewed in the web hosting segment were:

  .  Metromedia Fiber Network/AboveNet, announced on June 23, 1999;

  . Verio/Best Internet Comm. (d/b/a Hiway Technologies), announced on July 28, 1998; and

  .  Intermedia Communications/Digex, announced on June 5, 1997.

   Other transactions reviewed were:

  .  AT&T/IBM Global Network, announced on December 8, 1998;

  .  Qwest/Icon CMT Corp., announced on September 14, 1998;

  .  Cable & Wireless/MCI (Internet network only), announced on May 28, 1998;
     and

  .  GTE Corporation/BBN, announced on May 6, 1997.

   For these precedent transactions, Deutsche Bank calculated premiums over the target company's equity market price on the day before the announcement and over the target company's 30-trading-day equity market price average immediately before the announcement; changes in the acquirer's equity market price 1 trading day and 20 trading days, respectively, after the announcement; the ratio of TEV to estimated forward revenues; and the ratio of TEV to gross property, plant and equipment. While Deutsche Bank took each of these transaction multiples into consideration, it used TEV to estimated forward revenue multiples as a basis for determining ranges of implied Verio value. Deutsche Bank calculated the following median TEV to estimated forward revenue multiples for each of the four precedent transaction groups:

                                                                   TEV/Estimated
                                                                      Forward
                                                                      Revenue
                                                                   -------------
      Dedicated Line
        Median....................................................     10.9x
      Dial-up Service
        Median....................................................      1.0x
      Web Hosting
        Median....................................................      9.1x
      Other
        Median....................................................      2.2x

   Based on TEV to estimated forward revenue multiples and NTT Communications projections of Verio 2000 revenues, Deutsche Bank calculated implied value ranges for Verio. Deutsche Bank calculated Verio's implied enterprise value as the sum of the implied values of each of its three business segments: dial-up service; dedicated line; and web-hosting and co-location. Implied values for each Verio business segment were calculated based on 2000 revenue projections for those segments by NTT Communications and segment-specific transaction multiple ranges. To determine segment-specific transaction multiple ranges, Deutsche Bank assigned to each group of precedent transactions in the dedicated line, dial-up service and web hosting segments a transaction multiple range based on individual transaction multiples for each of the companies comprising those groups.

   The following tables set forth the implied value ranges for Verio:

                                    Precedent
                                  Transactions
                                  TEV/Estimated                 Implied Verio
                                     Forward                     Value Range
                                     Revenue        Verio     -----------------
                                     (Range)    2000E Revenue   Low      High
                                  ------------- ------------- -------- --------
   Dial-up Service...............   0.9- 1.2x      $ 19.5     $   17.5 $   23.4
   Dedicated Line................   9.5-11.5x      $126.3     $1,199.6 $1,452.2
   Web Hosting and Co-location...  15.0-19.0x      $267.7     $4,015.4 $5,086.2
   Implied Verio TEV......................................... $5,232.6 $6,561.7
   Less: net debt(/1/).......................................     43.7     43.7
   Implied Verio Equity Value................................ $5,276.3 $6,605.5
   Implied Verio Price per Share(/2/)........................ $  49.83 $  62.38

--------
(/1/Represents)$43.7 million excess cash after option proceeds are added back. (/2/Based)on fully diluted shares of 105.9 million.

   Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Verio and the companies involved in the precedent transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences between the characteristics of these transactions and the acquisition of Verio by NTT Communications that could affect the value of the companies involved in the precedent transactions on the one hand and of Verio on the other hand.

   Discounted Cash Flow Analysis. Deusche Bank performed a discounted cash flow analysis for Verio both as a stand-alone "no-synergies" business and as a business generating synergies from a combination with NTT Communications. Deutsche Bank calculated the discounted cash flow values for Verio as the sum of the net present values of (i) Verio's estimated future cash flows for the years 2000 through 2008, plus (ii) the value of Verio at the end of that period. The estimated future cash flows were based on the financial projections for Verio for the years 2000 through 2008 that the management of NTT Communications provided based on published Deutsche Bank research estimates, and on synergy projections by NTT Communications management. The terminal values of Verio were calculated based on projected EBITDA for 2008 and a range of estimated 2008 EBITDA exit multiples of 12.5x to 14.5x. Deutsche Bank used discount rates ranging from 14% to 16%. Deutsche Bank used this discount rate range based on its judgment of the estimated weighted average cost of capital of Verio as well as comparable companies, and used estimated 2008 EBITDA exit multiples based on its review of the trading characteristics of the common stock of selected companies Deutsche Bank deemed comparable for that purpose. The analysis indicated TEVs, total equity values and equity values per share of Verio as follows:

                                                 Verio--
                                              No Synergies    Verio--Synergies
                                            ----------------- -----------------
   Discount Rate Range.....................       14-16%            14-16%
   2008E EBITDA Exit Multiple Range........    12.5-14.5x        12.5-14.5x
   TEV..................................... $5.0-$6.7 billion $6.4-$8.4 billion
   Total Equity Value(/1/)................. $5.1-$6.7 billion $6.4-$8.4 billion
   Equity Value Per Share(/2/).............   $48.03-$63.68     $60.64-$79.70

--------
(/1/Adjusted)for excess cash of $43.7 million, which includes $348.3 million of cash proceeds from options and warrants exercised.
(/2/Based)on fully diluted shares of 105.9 million.

   Transaction Premiums Analysis. Deutsche Bank conducted an analysis of the premiums paid in selected public market acquisitions relating to U.S. technology and telecommunications target companies from 1995 to date. The analysis comprised 12 cash transactions and 37 stock transactions, each valued between $2 billion and $10 billion. For each transaction, Deutsche Bank calculated the proposed acquisition price premium over the stock price on the day before the announcement of the transaction and over the price averages during the five-trading-day and thirty-trading-day periods before the announcement date. From these premiums, Deutsche Bank derived median and mean premium values for stock and cash transactions during the last year, the last two years and the last five years as follows:

                                                Premium
                             -------------------------------------------------
                                                  5 Trading   30 Trading
                                                    Days         Days
                                                   Average      Average
                             Number 1 Day Prior     Prior        Prior
       Technology and          of   -----------  -----------  -----------
     Telecommunications      Deals  Median Mean  Median Mean  Median Mean
    Company Acquisitions     ------ ------ ----  ------ ----  ------ ----
Last year
Stock.......................   19    29.9% 30.1%  39.9% 39.0%  53.9% 53.4%
Cash........................    4    35.6  53.6   44.2  64.8   70.1  66.0

Last 2 years
Stock.......................   28    26.9% 31.1%  36.9% 40.0%  54.3% 62.5%
Cash........................    8    27.5  47.5   38.8  57.9   55.3  60.6

Last 5 years
Stock.......................   37    27.6% 30.5%  36.5% 37.9%  53.2% 58.0%
Cash........................   12    27.5  43.0   38.8  52.0   55.3  55.7

--------
Note: Premiums comprised of US targets only in the high-tech/telecommunications industry with transaction values between $2.0 and $10.0 billion.

   Deutsche Bank compared these premium values to the corresponding premiums implied in the price of $60 that NTT Communications is offering to pay for each share of Verio common stock in the offer and merger. The implied premium is 67.0% over the May 5, 2000 closing stock price of $35.94, 73.1% over the price average of $34.66 during the one-week period before that date, 87.0% over the price average of $32.09 during the one-month period before that date and 17.4% over the price average of $51.09 during the three-month period before that date.

   The foregoing summary describes analyses and factors that Deutsche Bank deemed material in its presentation to the NTT Communications board of directors, but it is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

   In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the NTT Communications board of directors as to the fairness to NTT Communications, from a financial point of view, of the consideration to be paid by NTT Communications in the offer and merger under the NTT Communications/Verio merger agreement. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by the management of NTT Communications with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NTT Communications or Verio. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of NTT Communications, Verio or their respective advisors, neither NTT Communications nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

   The terms of the offer and merger under the NTT Communications/Verio merger agreement were determined through negotiations between NTT Communications and Verio and were approved by the board of directors of NTT Communications. Although Deutsche Bank provided advice to NTT Communications during the course of these negotiations, the decisions to enter into the merger agreement was solely that of the board of directors of NTT Communications. As described above, the opinion and presentation of Deutsche Bank to the NTT Communications board of directors was only one of a number of factors taken into consideration by the NTT Communications board of directors in making its determination to approve the transaction.

   NTT Communications selected Deutsche Bank, an affiliate of Deutsche Bank AG, which together with its affiliates comprises Deutsche Bank Group, as financial advisor in connection with the proposed acquisition by NTT Communications of Verio based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. NTT Communications has retained Deutsche Bank pursuant to an engagement letter dated February 23, 2000 between NTT Communications and a Deutsche Bank affiliate. As compensation for Deutsche Bank's services in connection with the proposed acquisition, a cash fee of 10 million Japanese yen became payable by NTT Communications to an affiliate of Deutsche Bank upon signing of the engagement letter and the performance of certain services under the engagement letter. Contingent on the consummation of the offer and merger, NTT Communications will pay the Deutsche Bank affiliate a fee of approximately $10 million, against which amount the previously paid cash fee will be credited. Regardless of whether the offer or merger are consummated, NTT Communications has agreed to reimburse the Deutsche Bank affiliate for reasonable fees and disbursements of the Deutsche Bank affiliate's counsel and all of the Deutsche Bank affiliate's reasonable travel and other out-of-pocket expenses incurred in connection with the transaction or otherwise arising out of the retention of the Deutsche Bank affiliate under the engagement letter. NTT Communications has also agreed to indemnify members of Deutsche Bank Group and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the offer or merger.

   Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the Deutsche Bank Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to NTT Communications and Verio or their respective affiliates for which one or more members of the Deutsche Bank Group have received compensation. NTT Communications has retained Deutsche Bank as co-dealer manager in connection with the NTT Communications offer to purchase the outstanding shares of Verio common and preferred stock. In the ordinary course of business, members of Deutsche Bank Group may actively trade in the securities and other instruments and obligations of Verio or other affiliates of NTT Communications for their own accounts and for the accounts of their customers. Accordingly, Deutsche Bank Group may at any time hold a long or short position in such securities, instruments and obligations.

   Opinion of Merrill Lynch NTT Communications retained Merrill Lynch to act as its financial advisor in connection with a possible business combination. On May 7, 2000, Merrill Lynch rendered its oral opinion, subsequently confirmed in writing, to the management of NTT Communications, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $60.00 per share of Common Stock and the $62.136 per share (subject to adjustment as set forth in the Agreement to include accumulated and unpaid dividends from August 1, 2000 to the expiration of the tender offer) of the Preferred Stock (the "Consideration") to be paid by Purchaser in the tender offer and the Merger, taken together, for each outstanding share of Common Stock other than the shares of Common Stock owned by NTT Communications (the "Owned Shares") and for each share of Preferred Stock, respectively, taking into account the Owned Shares, was fair from a financial point of view to NTT Communications. The Offer and the Merger, taken together, are referred to as the "Transaction."

   The full text of Merrill Lynch's written opinion, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Annex C at the end of this Offer to Purchase and is incorporated in this Offer to Purchase by reference. The summary of the Merrill Lynch opinion set forth in this Offer to Purchase is qualified in its entirety by reference to the full text of the Merrill Lynch opinion. Verio stockholders are urged to read the Merrill Lynch opinion in its entirety. STOCKHOLDERS SHOULD NOTE THAT THE MERRILL LYNCH OPINION IS NOT DIRECTED TO VERIO OR THE STOCKHOLDERS OF VERIO AND IS NOT AN OPINION THAT THE CONSIDERATION TO BE PAID BY NTT COMMUNICATIONS IN THE TRANSACTION IS FAIR TO VERIO OR THE STOCKHOLDERS OF VERIO. The Merrill Lynch opinion was provided to the management of NTT Communications solely for the use and benefit of NTT Communications in its evaluation of the Transaction and may not be used for any other purpose. The Merrill Lynch opinion does not address the merits of the underlying decision by NTT Communications to engage in the Transaction or the fairness of the transaction to Verio or its stockholders. The Merrill Lynch opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, stockholder or other equity holder of NTT Communications, any affiliate of NTT Communications, Verio or any stockholder of Verio or any other party.

   Materials summarizing Merrill Lynch's analyses were presented to the management of NTT Communications on April 27, 2000 and May 5, 2000. We have filed these materials with the SEC as an exhibit to the tender offer statement on Schedule TO. Copies of these materials are available for inspection and copying at Verio's principal executive offices at 8005 South Chester Street, Suite 200, Englewood, Colorado 80112, during regular business hours, by any interested Verio stockholder or representative who has been so designated in writing. You may also obtain these materials from the SEC in the same manner as set forth for Verio's SEC filings in "Certain Information Concerning Verio."

   The Consideration to be paid by Purchaser in the Transaction was determined through negotiations between Verio and NTT Communications. Merrill Lynch provided advice to NTT Communications during the course of the negotiations.

   The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

   In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, NTT Communications and Verio. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by those analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Merrill Lynch opinion was among several factors taken into consideration by the management of NTT Communications in making its determination to approve the merger agreement and the Transaction. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the board of directors of NTT Communications or NTT Communication's management with respect to the fairness of the consideration to be paid by Purchaser for each outstanding share of Common Stock other than the Owned Shares and each share of Preferred Stock, taking into account the Owned Shares in the Transaction.

   In arriving at its opinion, Merrill Lynch, among other things:

     (1) reviewed certain publicly available business and financial information relating to Verio and NTT, the parent of NTT Communications, that Merrill Lynch deemed relevant;

     (2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Verio, as well as the amount and timing of the synergies expected to result from the Transaction furnished to Merrill Lynch by Verio and NTT Communications;

     (3) conducted discussions with members of senior management of Verio and NTT Communications concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Transaction and the amount and timing of the synergies expected to result from the transaction;

     (4) reviewed the market prices and valuation multiples for the Common Stock and Preferred Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     (5) reviewed the results of operations of Verio and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     (6) considered and took into account the impact and effects of NTT Communication's shareholding of approximately 11% of the currently outstanding shares of the Common Stock and the consideration paid for the approximately 9 million shares of Common Stock which were purchased by a subsidiary of NTT Communications in May 1998 for approximately $11.13 per share;

     (7) compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

     (8) participated in discussions and negotiations among representatives of Verio and NTT Communications and their financial and legal advisors;

     (9) reviewed the potential pro forma impact of the Transaction on NTT;

     (10) reviewed a draft of the agreement and plan of merger dated as of April 16, 2000 by and among Verio, NTT Communications and Purchaser; and

     (11) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

   In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Verio and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Verio. With respect to the financial forecast information and the amount and timing of the synergies expected to result from the Transaction furnished to or discussed with Merrill Lynch by Verio or NTT Communications, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of Verio's or NTT Communication's management as to the expected future financial performance of Verio or NTT Communications, as the case may be, and the amount and timing of the synergies expected to result from the Transaction. Merrill Lynch also assumed that the final form of the merger agreement by and among Verio, NTT Communications and Purchaser would be substantially similar to the last draft reviewed by Merrill Lynch.

   Merrill Lynch did not express any opinion as to the prices at which any securities of NTT Communications, Purchaser or their affiliates will trade following the announcement or the consummation of the Merger.

   Merrill Lynch's opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to Merrill Lynch as of the date of the opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the transaction.

   Set forth below is a summary of the material analyses presented by Merrill Lynch to the management of NTT Communications on May 7, 2000 in connection with the Merrill Lynch opinion.

   Comparable Company Analysis. A comparable public company analysis reviews a business's operating performance and outlook relative to a group of publicly traded peer companies to determine an implied unaffected market trading value. Merrill Lynch concluded that the business/revenue stream of Verio is composed of six identifiable components. Accordingly, as a proxy for publicly traded companies comparable to Verio, Merrill Lynch, using publicly available information and estimates of future financial results taken from recent Merrill Lynch and other selected Wall Street equity research reports, compared certain financial and other operating information related to Verio with that of a group of companies in the web-hosting and access industry. For purposes of its analysis, Merrill Lynch identified the following eight companies in the web-hosting and access industry:

     1. Earthlink;

     2. PSINet;

     3. Interliant;

     4. Globix;

     5. Digital Island;

     6. Exodus;

     7. Digex; and

     8. NaviSite.

   Merrill Lynch analyzed the firm value of each of the foregoing companies as a multiple of estimated 2001 revenues. The high, low and mean of such multiples are set forth in the table below.

                                                                 High  Low  Mean
                                                                 ----- ---- ----
Estimated 2001 Revenues......................................... 15.1x 1.5x 7.8x

   Merrill Lynch then determined that the relevant range of multiples for estimated 2001 revenues was from 4.0x to 9.0x. Based upon this range of multiples, Merrill Lynch calculated a summary reference range of implied per share value of Verio's common stock of $27 to $60. Merrill Lynch also performed an analysis based on multiples of estimated 2000 revenue. Based on this analysis, Merrill Lynch derived a lower range of implied per share value of Verio, but Merrill Lynch determined that such value was not appropriate for inclusion in their summary per share valuation.

   No company in the group of comparable companies is identical to Verio. Accordingly, an analysis of the results of such a comparison is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial, trading and operating characteristics of the comparable companies and other factors that could affect the value of such companies and Verio.

   Comparable Acquisition Transaction Analysis. A comparable acquisition transaction analysis provides a valuation range based upon financial information of companies which have been acquired in selected recent transactions and which are in the same or similar industries as the business being valued. Merrill Lynch reviewed the publicly available financial terms and financial statistics of fourteen selected acquisition transactions in the internet access and enhanced services industry over an observation period beginning April 1996 and extending through March 2000. For purposes of its valuation analysis, Merrill Lynch determined that the following acquisition transactions were most comparable to the proposed transaction between Verio and NTT Communications:

     1. Digex/Intermedia;

     2. Metamor/PSINet;

     3. Ebone/GTS;

     4. Earthlink/Mindspring;

     5. TABNet/Verio;

     6. Voyager.net/CoreComm;

     7. Earthlink/Sprint;

     8. Verio/NTT;

     9. Concentric/NEXTLINK;

     10. Netscape/AOL;

     11. UUNet/MFS;

     12. SplitRock/McLeod USA;

     13. IXNet/Global Crossing; and

     14. AboveNet/MFN.

   For the selected acquisition transactions listed above, Merrill Lynch analyzed the transaction value as a multiple of calendar year revenues of the target company for the year in which the transaction occurred and the year following the transaction. The transaction value of each of the selected acquisition transactions was calculated by multiplying the offer price per share by the number of outstanding shares plus debt plus preferred stock plus minority interest minus cash and cash equivalents. The high, low, mean and median of such multiples are as set forth in the table below.

                                                          High  Low  Mean Median
                                                          ----- ---- ---- ------
Estimated Calendar Year Revenues......................... 62.1x 2.9x 6.8x  6.4x
Estimated Calendar Year.................................. 20.8x 1.3x 4.2x  4.8x
+1 Revenues

   Merrill Lynch then determined that the relevant multiple range was 5.4x to 6.6x. Based upon the application of the multiple analysis for the comparable acquisition transactions, Merrill Lynch calculated a summary reference range of implied per share value of Common Stock of $37 to $45 per share.

   No company utilized in the comparable acquisition transaction analysis was identical to Verio. Accordingly, an analysis of the results of this comparison is not purely mathematical; rather, it involves complex considerations and judgments primarily concerning differences in historical and projected financial, operating and trading characteristics of the companies involved in such other acquisition transactions and the circumstances surrounding those transactions.

   Premium Analysis of Selected Comparable M&A Transactions. Merrill Lynch analyzed the premiums with respect to 34 selected transactions in the internet access and enhanced services industry from 1996 to 2000. In examining these acquisitions, Merrill Lynch reviewed the premium to price of the acquisition one month, one week and one day prior to the announcement of the transaction. The maximum, minimum, mean and median of such premiums are as set forth in the table below:

                                                    Maximum Minimum Mean  Median
                                                    ------- ------- ----  ------
One Month Prior....................................  167.9%    2.0% 45.7%  41.6%
One Week Prior.....................................  163.7%   -6.0% 42.5%  36.4%
One Day Prior......................................  138.9%  -17.0% 37.0%  36.2%

   Merrill Lynch determined that the relevant range of premiums for the selected transactions was from 35% to 80%, and then calculated a summary reference range of implied per share value of Common Stock of $45 to $60.

   Discounted Cash Flow Analysis. A discounted cash flow analysis provides insight into the intrinsic value of a business based on the projected earnings and capital requirements and the net present value of the subsequent cash flows anticipated to be generated by the assets of the business. Merrill Lynch performed a discounted cash flow analysis by estimating the present value of the future streams of the stand-alone, unlevered, after-tax free cash flows that could be produced by Verio for fiscal years 2000 through 2009, based upon NTT Communications' base case forecasts with respect to Verio. Ranges of estimated terminal values were calculated for fiscal year 2009 based on estimated 2009 EBITDA exit multiples ranging from 9.0x to 11.0x. Merrill Lynch discounted the free cash flow streams and the estimated terminal values to a present value based upon an estimated discount rate ranging from 14.0% to 18.0%. Based upon the discounted cash flow analysis, Merrill Lynch calculated a summary reference range of implied per share value of Common Stock of $45 to $73, before taking into account estimated synergies anticipated by the management of NTT Communications to result from the Transaction. Merrill Lynch further determined that the summary reference range of implied per share value of Common Stock would increase to $53 to $81 after taking into account those synergies. Merrill Lynch calculated the midpoint of such synergies using a 6.0x to 8.0x EBITDA terminal multiple and a 13.0% to 17.0% discount rate. Merrill Lynch also observed that discounted cash flow analysis values vary widely based on the underlying projections used. One Wall Street analyst had significantly higher projected growth rates than those provided to Merrill Lynch by NTT Communications for purposes of Merrill Lynch's analysis. Further, these projections were significantly higher compared to other Wall Street analyst's projections for Verio. The application of such projected growth rates to the discounted cash flow analysis would have resulted in a significantly higher implied per share value of the Common Stock but such projections were not utilized by Merrill Lynch for purposes of determining its summary reference range of implied per share value of Common Stock.

   Sum-of-the-Parts Valuation Analysis. A sum-of-the-parts valuation analysis reviews a business's operating performance and outlook on a segment-by-segment basis and compares each segment's performance to a group of publicly traded peer companies to determine an implied market trading value for the enterprise as a whole. Merrill Lynch performed a sum-of-the-parts valuation analysis for the Internet access and enhanced services components of the business by separately analyzing revenue estimates based on Verio-provided growth rates. The peer companies included PSINet, Digital Island, Earthlink and a hypothetical combination of the following companies: Rhythms, Covad, Northpoint and DSL.net with respect to the Internet access segment and NaviSite, Globix, Exodus, Critical Path, PSINet, Digex and a hypothetical combination of the following companies: Rhythms, Covad, Northpoint and DSL.net with respect to the enhanced services segment. For the internet access and enhanced services segments, Merrill Lynch analyzed estimated 2000 and 2001 revenue. Merrill Lynch applied relevant multiple ranges to those projections to arrive at a range of enterprise values for each of those segments. After subtracting net debt, Merrill Lynch calculated a summary reference range of implied per share value of Common Stock of $41 to $55 with respect to 2000 and $42 to $65 with respect to 2001.

                                     31--1

   Historical Stock Price Analysis. Merrill Lynch observed that the 52-week trading range of the Common Stock for the period preceding May 3, 2000 was from $23.69 to $80.00. As of May 3, 2000, the price of the stock of Verio was $33.38.

   Research Analysts Price Targets. Merrill Lynch also reviewed publicly available equity research reports from selected Wall Street investment banks, including, but not limited to, Lehman Brothers, PaineWebber, Inc., Morgan Stanley Dean Witter and Salomon Smith Barney, and observed that the range of price targets for the per share value of the Common Stock published in those reports ranged from $55 to $100.

   As described above, Merrill Lynch's opinion and presentation to the management of NTT Communications was one of many factors taken into consideration by NTT Communications in making its determination to enter into the Merger Agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of the board of directors or management of NTT Communications with respect to the value of Verio or whether the board or management would have been willing to engage in the Transaction at a different level of consideration.

   NTT Communications retained Merrill Lynch to act as its financial advisor in connection with the Transaction. Merrill Lynch was selected by NTT Communications based on Merrill Lynch's qualifications, expertise and reputation, as well as Merrill Lynch's familiarity with NTT Communications. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   Pursuant to an engagement letter dated April 27, 2000, NTT Communications engaged Merrill Lynch to provide financial advisory services to it in connection with the Transaction, including, among other things, rendering the Merrill Lynch opinion. Pursuant to the terms of the engagement letter, NTT Communications agreed to pay Merrill Lynch a fee in an amount equal to (i)
(Yen)2.5 million upon the execution of the engagement letter and thereafter a fee of (Yen)5 million each month, (ii) $500,000 payable upon completion of the tender offer for the Verio Shares, (iii) $250,000 for delivery of the Merrill Lynch opinion payable upon completion of the tender offer for the Verio Shares and (iv) an additional fee of approximately $10 million payable upon the consummation of the Transaction from which the fees set forth in (i) through
(iii) will be deducted. In addition, NTT Communications has agreed to reimburse Merrill Lynch for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement, and to indemnify Merrill Lynch and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement.

   Merrill Lynch has, in the past, provided financial advisory and financing services to NTT Communications, Verio and their affiliates and may continue to do so and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the Common Stock and other securities of Verio, as well as the securities of NTT Communications or its affiliates for its own account and for the accounts of customers and accordingly, may at any time hold a long or short position in such securities.

Position of NTT, NTT Communications and Purchaser Regarding Fairness of the Offer and the Merger.

   NTT, NTT Communications and Purchaser believe that the consideration to be received by Verio's stockholders pursuant to the Offer and the Merger is fair to and in the best interests of Verio's stockholders. NTT, NTT Communications and Purchaser base their belief on the following factors: (i) the conclusions and recommendations of the Verio Board that the terms of the Offer and the Merger, taken together, are fair to and in the best interests of Verio's stockholders, (ii) the fact that the Offer and the Merger and the other terms and conditions of the Merger Agreement were the result of arm's length, good faith negotiations between Verio and NTT Communications and their respective advisors, (iii) the fact that the Offer Price represents a premium of approximately 67% over the reported closing sale price of the Common Stock on the last full trading day prior to the announcement of the proposed transaction and a premium in excess of 88.5% over the 20-trading day average closing sale price of the Common Stock for the period prior to announcement of the proposed transaction, (iv) the fact that the Preferred Offer Price represents a premium of approximately 35.7% over the reported closing price of the Preferred Stock on the last full trading day prior to announcement of the proposed transaction and (v) the Offer and the Merger will each provide consideration to the stockholders entirely in cash.

   NTT, NTT Communications and Purchaser did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. The liquidation of Verio's assets was not considered to be a viable course of action based on the desire of NTT Communications for Verio to continue to conduct its business as a subsidiary of NTT Communications. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares.

   The foregoing discussion of the information and factors considered and given weight by NTT, NTT Communications and Purchaser is not intended to be exhaustive but is believed to include all material factors considered by NTT, NTT Communications and Purchaser.

Purpose and Structure of the Offer and the Merger; Reasons of NTT
Communications for the Offer and the Merger.

   The purpose of the Offer and the Merger is for NTT Communications and its subsidiaries to increase their ownership of the shares of Common Stock and the shares of Preferred Stock from approximately 10.9% of the outstanding shares of Common Stock to 100% of all Shares. Upon the consummation of the Merger, Verio will become an indirect wholly owned subsidiary of NTT Communications. The acquisition of Shares not owned by NTT, NTT Communications, Purchaser or their subsidiaries has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Verio from the public stockholders to NTT Communications and provide stockholders with cash for all of their Shares.

   The determination to proceed with the Offer and the Merger at this time would also, in the view of NTT Communications, afford Verio's stockholders an opportunity to dispose of their shares at a premium over market prices.

   NTT Communications has concluded that the Offer and the Merger, including the Offer Price, the Merger Consideration, the Preferred Offer Price and the Preferred Merger Consideration to be received by stockholders of Verio, are fair to the holders of the Shares based upon the factors described above under "Position of NTT, NTT Communications and Purchaser Regarding Fairness of the Offer and the Merger."

Plans for Verio After the Offer and the Merger.

   Pursuant to the Merger Agreement, upon completion of the Offer, NTT Communications and Purchaser intend to effect the Merger in accordance with the Merger Agreement. See "--The Merger Agreement."

   Except as otherwise described in this Offer to Purchase, NTT Communications has no current plans or proposals or negotiations which relate to or would result in: (i) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Verio; (ii) any purchase, sale or transfer of a material amount of assets of Verio; (iii) any change in the management of Verio or any change in any material term of the employment contract of any executive officer of Verio; or (iv) any other material change in Verio's corporate structure or business. Nevertheless, NTT Communications may initiate a review of Verio and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of Verio and NTT.

   Verio has informed us that it has outstanding $400,000,000 aggregate principal amount of 11 5/8% Senior Notes due 2009, $400,000,000 aggregate principal amount of 11 1/4% Senior Notes due 2008, $175,000,000 aggregate principal amount of 10 3/8% Senior Notes due 2005 and $93,625,000 aggregate principal amount of 13 1/2% Senior Notes due 2004 (collectively, the "Senior Notes"). Pursuant to the terms of the indentures related to the Senior Notes, the purchase of Shares pursuant to the Offer would constitute a "change of control" which obligates Verio to offer to purchase the Senior Notes, within 60 days of such change of control, at a price equal to 101% of the unpaid principal amount of the Senior Notes, plus accrued and unpaid interest. This offer must remain open for at least 20 business days. Holders of Senior Notes are not obligated to sell their Senior Notes to Verio and they may elect not to do so. Promptly following consummation of the Offer, NTT Communications intends to take the necessary actions to cause Verio to commence the required offer to purchase the Senior Notes. In the Merger Agreement, Verio agreed to assist NTT Communications in the solicitation of consents to amendments to the indentures related to the Senior Notes or in making a tender offer to purchase the Senior Notes if NTT Communications so requests. NTT Communications has not determined whether to request that Verio solicit such consents or commence such a tender offer for the Senior Notes, but may take either action in the future. The successful completion of any such consent solicitation or tender offer is not a condition to the Offer.

Preferred Stock.

   When Verio sold the shares of Preferred Stock in July 1999, purchasers of the shares deposited a portion of the purchase price into a deposit account (the "Deposit Account") created under the deposit agreement (the "Deposit Agreement") between Verio and Norwest Bank Minnesota, N.A., as deposit agent (the "Deposit Agent"). The Deposit Account was established to provide for the payment of the equivalent of the first year of dividends on the Preferred Stock. The Deposit Agreement provides that holders of the Preferred Stock are entitled to cash payments from the Deposit Account of an amount equal to $.8438 per share on each of November 1, 1999, February 1, 2000, May 1, 2000 and August 1, 2000. The first three of these payments have been made, with the final payment due on August 1, 2000 to holders of record of the Preferred Stock on July 18, 2000 (ten business days prior to such payment date), subject to certain exceptions specified in the Deposit Agreement.

   If Purchaser accepts for purchase, prior to July 18, 2000, shares of Preferred Stock tendered pursuant to the Offer, Purchaser, NTT Communications and Verio will instruct the Deposit Agent to pay to the tendering holders from the amounts held in the Deposit Account an amount in cash equal to $.8438 per share of Preferred Stock so tendered and accepted for purchase. To the extent practicable, such payment will be at the same time as payment of the Preferred Offer Price is made to such holders.

   If the Effective Time of the Merger is before July 18, 2000, Purchaser, NTT Communications and Verio will instruct the Deposit Agent to pay to each holder of Preferred Stock (other than Purchaser, NTT Communications or any of its subsidiaries) immediately prior to the Effective Time from the Deposit Account an amount in cash equal to $.8438 per share of Preferred Stock held by such holder immediately prior to the Effective Time. To the extent practicable, such payment will be at the same time as payment of the Preferred Merger Consideration is made to such holders.

   If the Offer or the Merger is consummated after July 18, 2000, then each remaining holder of Preferred Stock (other than Purchaser, NTT Communications or any of its subsidiaries) on July 18,

2000 shall receive payment of $.8438 per share of Preferred Stock pursuant to the terms of the Deposit Agreement as a regular payment from the Deposit Account on August 1, 2000 and not in connection with the Offer or the Merger.

   Any shares of Preferred Stock held by holders of Preferred Stock who have properly exercised their appraisal rights, if any, with respect to the Preferred Stock in accordance with Section 262 of the DGCL shall have no right to any payments as described above.

   With regard to any shares of Preferred Stock held by Purchaser, Purchaser, NTT Communications and Verio shall instruct the Deposit Agent that Purchaser waives any right to receive payments from the Deposit Account as a result of Purchaser being a holder of Preferred Stock.

   If the amount in the Deposit Account is insufficient to allow such payments to be made in full, then Verio or NTT Communications will provide such additional funds to the Deposit Agent as shall be necessary to allow such payments to be made in full. Any amounts in the Deposit Account not required to make such payments shall become property of Verio.

Verio Warrants.

   Verio has outstanding warrants to acquire 1,306,228 shares of Common Stock (the "Verio Warrants") at exercise prices of $3.85 per share with respect to 392,334 shares, which are held by three holders, and $3.53 per share with respect to 913,894 shares (which are held by Arthur L. Cahoon, a director of Verio). See "--Beneficial Ownership of Shares." The Verio Warrants were initially issued by Hiway Technologies, Inc. and became convertible into shares of Common Stock upon the acquisition of Hiway Technologies, Inc. by Verio in January 1999. Purchaser is offering to purchase the Verio Warrants at a purchase price of $60.00 per warrant less the applicable warrant exercise price and any applicable withholding taxes, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer. A letter of transmittal for use by holders of Verio Warrants wishing to tender the Verio Warrants will be made available to them upon request made to Purchaser.

The Merger Agreement.

   The following summary description of the Merger Agreement is qualified in its entirety by reference to the agreement itself, which we have filed as an exhibit to the Schedule TO that we filed with the SEC, which you may examine and copy as set forth in Section 9.

   The Offer. The Merger Agreement provides for the commencement of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares validly tendered pursuant to the Offer is subject to the prior satisfaction or waiver by Purchaser of the conditions to the Offer set forth in Section 13 hereof. The Merger Agreement provides that, without the prior written consent of Verio, Purchaser will not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price or the Preferred Offer Price;
(c) impose additional conditions to the Offer other than the conditions set forth in Section 13 or modify the conditions to the Offer (other than waive any condition of the Offer to the extent permitted by the Merger Agreement),
(d) except as described in the next two paragraphs, extend the Offer, (e) change the form of consideration payable in the Offer, or (f) amend any other term of the Offer in a manner adverse to the holders of Shares.

   We have agreed with Verio that we will not extend the Offer, without the consent of Verio, provided, however, that without the consent of Verio, we may extend the Offer (a) if, at the scheduled or extended expiration date of the Offer any of the conditions to Purchaser's obligation to accept Shares for payment are not satisfied or waived, until such time as such conditions are satisfied or waived, (b) for any period reasonably determined by Purchaser after consultation with its legal advisors to be required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (c) if all of the conditions to the Offer are satisfied or waived but the sum of the number of shares of Common Stock tendered pursuant to the Offer and the number of shares of Common Stock owned by NTT Communications or one or more direct or indirect subsidiaries of NTT Communications is less than 90% of the outstanding shares of Common Stock but at least 85% of the outstanding shares of Common Stock, on one or more occasions for an aggregate period of not more than five business days beyond the latest expiration date that would otherwise be permitted under the terms of the Merger Agreement (provided that all conditions to the Offer shall be irrevocably deemed to have been satisified or waived if we elect to extend the Offer pursuant to clause (c) of this sentence).

   We have also agreed with Verio that if at any scheduled expiration date of the Offer, the Minimum Condition or the conditions to the Offer relating to the HSR Act or the Exon-Florio Amendment (each as defined in Section 14) or the conditions to the Offer described in paragraph (e) or (f) of Section 13 shall not have been satisfied but the conditions to the Offer described in paragraphs (a), (b), (c), (d), (g) and (h) of Section 13 shall then be satisfied, or if not satisfied, be reasonably capable of being satisfied prior to November 10, 2000, at the request of Verio, we will extend the Offer from time to time (each such extension not to exceed 10 business days after the previously scheduled expiration date of the Offer unless agreed upon by Verio, NTT Communications and Purchaser), subject to any right of NTT Communications, Purchaser or Verio to terminate the Merger Agreement pursuant to its terms.

   The Merger. The Merger Agreement provides that Purchaser will be merged with and into Verio following the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. As a result of the Merger, the separate corporate existence of Purchaser will cease and Verio will continue as the Surviving Corporation.

   At the effective time of the Merger (the "Effective Time"), the Certificate of Incorporation and Bylaws of Verio shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation and the directors of Purchaser shall become the directors of the Surviving Corporation and the officers of Verio shall become the officers of the Surviving Corporation.

   Verio has agreed in the Merger Agreement that it will, as soon as practicable following the purchase of Shares pursuant to the Offer, (a) prepare and file with the SEC a proxy statement relating to the Merger Agreement and use its reasonable best efforts to have it cleared by the SEC and to cause the proxy statement to be mailed to its stockholders and (b) convene a special meeting of its stockholders for the purpose of considering the adoption of the Merger Agreement. The Merger Agreement also provides that, notwithstanding the foregoing, if NTT Communications or one or more subsidiaries of NTT Communications shall own at least 90% of the outstanding shares of Common Stock, NTT Communications and Purchaser shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer without a meeting of the stockholders of Verio, in accordance with Section 253 of the DGCL.

   Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Verio or the holders of any securities of Purchaser or Verio, (a) each share of Common Stock (other than shares of Common Stock owned by Verio, any wholly owned subsidiary of Verio, NTT Communications or any wholly owned subsidiary of NTT Communications and other than shares of Common Stock owned by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL) shall be converted into the right to receive from the Surviving Corporation, in cash, without interest, the Merger Consideration and (b) each share of Preferred Stock (other than shares of Preferred Stock owned by Verio, any wholly owned subsidiary of Verio, NTT Communications or any wholly owned subsidiary of NTT Communications and other than shares of Preferred Stock owned by stockholders, if any, who are entitled to and who properly exercise dissenter's rights under the DGCL) shall be converted into the right to receive from the

Surviving Corporation, in cash, without interest, the Preferred Merger Consideration. Each share of stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of stock of Purchaser, be converted into and become one fully paid and nonassessable share of common stock, $.01 par value, of the Surviving Corporation.

   The Merger Agreement provides that NTT Communications or the designated paying agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares such amounts as NTT Communications or such paying agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law.

   Representations and Warranties. In the Merger Agreement, Verio has made customary representations and warranties to NTT Communications and Purchaser. The representations and warranties of Verio relate, among other things, to its organization, good standing and corporate power; capital structure; authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; filings made by Verio with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934 (the "Exchange Act") (including financial statements included in the documents filed by Verio under these acts); information supplied by Verio; the absence of certain events since December 31, 1999; permits and compliance with laws; tax matters; actions and proceedings; certain agreements; benefit plans and employees and employment practices; liabilities; labor matters; intellectual property matters; title to assets; state takeover statutes; required vote of Verio stockholders; and brokers.

   Purchaser and NTT Communications have also made customary representations and warranties to Verio. Representations and warranties of Purchaser and NTT Communications relate, among other things, to: their organization, good standing and authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby; required consents and approvals and no violations; information supplied; ownership of Shares; operations of Purchaser; brokers; and financing.

   Covenants Relating to the Conduct of Business. During the period from the date of the Merger Agreement to the Effective Time, Verio has agreed as to itself and its subsidiaries that, except as otherwise expressly contemplated or permitted by the Merger Agreement, as disclosed to NTT Communications in writing on the date of the Merger Agreement or except to the extent NTT Communications shall otherwise consent in writing:

    (a) Verio shall, and shall cause each of its subsidiaries to, in all material respects carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time;

    (b) Verio shall not, and shall not permit any of its subsidiaries to, (i) other than dividends paid by wholly-owned subsidiaries, and dividends that holders of shares of Preferred Stock are entitled to receive under Verio's Certificate of Incorporation and payments with respect to the shares of Preferred Stock required to be made under the deposit agreement relating to the shares of Preferred Stock, declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or
 (iii) purchase, redeem or otherwise acquire any shares of capital stock of Verio (other than shares of Preferred Stock upon the conversion thereof and other than repurchases of shares of Common Stock pursuant to agreements with holders of options who, in accordance with the terms thereof, exercise such options prior to the normal vesting date subject to a repurchase option in favor of Verio) or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (c) Verio shall not, and shall not permit any of its subsidiaries to, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under Verio's stock option plans) to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (i) the issuance of shares of Common Stock upon the exercise of stock options to purchase shares of Common Stock outstanding on the date of the Merger Agreement in accordance with their current terms, (ii) the issuance of shares of Common Stock upon exercise of warrants or the conversion of the Preferred Stock, and (iii) the grant of purchase rights or issuance of shares under Verio's 1998 Employee Stock Purchase Plan in accordance with the provisions of the Merger Agreement;

    (d) Verio shall not, and shall not permit any of its subsidiaries to, amend its or their charters or by-laws;

    (e) Verio shall not, and shall not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than acquisitions in which the aggregate amount of consideration to be paid in connection with an individual acquisition does not exceed $5 million, and provided that, if the aggregate consideration to be paid in connection with an individual acquisition would exceed $5 million, Verio will submit to NTT Communications, through its representative on the Verio Board, materials describing the proposed acquisition in the form provided generally to the Verio Board for consideration of the acquisition and NTT Communications shall respond with its decision with respect to approval of the acquisition within the same time period provided to the Verio Board for its consideration and approval;

    (f) except as otherwise disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement, Verio shall not, and shall not permit any of its subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets with a fair market value in excess of $500,000, other than sales of inventory, products and services that are in the ordinary course of business consistent with past practice and other than the sale or disposition of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of Verio or its subsidiaries;

    (g) Verio shall not, and shall not permit any of its subsidiaries to, incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (i) in the ordinary course of business consistent with past practices and, in the case of indebtedness and guarantees, in an amount not to exceed $2.5 million, (ii) indebtedness, loans, advances, capital contributions and investments between Verio and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries, in each case in the ordinary course of business consistent with past practices and (iii) investments in any other person which, if such investments were treated as an acquisition would otherwise be permitted by paragraph (e) above;

    (h) Verio shall not, and shall not permit any of its subsidiaries to, alter in any material respect (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Verio or any subsidiary;

    (i) except as otherwise disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement, Verio shall not, and shall not permit any of its subsidiaries to, enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Benefit Plan (as defined in the Merger Agreement) or employment or, except in the ordinary course of business consistent with past practice, consulting agreement;

    (j) except as otherwise disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement or permitted by the Merger Agreement, Verio shall not, and shall not permit any of its subsidiaries to, increase the compensation payable or to become payable to its directors, officers or employees (except for increases in the ordinary course of business consistent with past practice in salaries or wages and other than increases disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement) or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of Verio or any of its subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

    (k) Verio shall not, and shall not permit any of its subsidiaries to, knowingly violate or knowingly fail to perform any material obligation or duty imposed upon it or any subsidiary by any applicable material federal, state or local law, rule, regulation, guideline or ordinance;

    (l) Verio shall not, and shall not permit any of its subsidiaries to, make any change to accounting policies or procedures (other than actions required to be taken by generally accepted accounting principles or applicable law);

    (m) except as required by applicable law, Verio shall not, and shall not permit any of its subsidiaries to, prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

    (n) Verio shall not, and shall not permit any of its subsidiaries to, settle or compromise any tax liability in excess of $500,000;

    (o) except as disclosed by Verio to NTT Communications in writing on the date of the Merger Agreement, Verio shall not, and shall not permit any of its subsidiaries to, settle or compromise any claims or litigation in excess of $1 million or commence any litigation or proceedings;

    (p) except for matters that have been authorized or approved by the Verio Board prior to the date of the Merger Agreement, either expressly or as part of the overall operating plan and capital and operating budgets for Verio (including the data center expansion project approved by the Verio Board prior to the date of the Merger Agreement) and for any individual agreements or contracts consistent with such approved budgets, Verio shall not, and shall not permit any of its subsidiaries to, (i) enter into or amend any agreement or contract having a term in excess of 12 months and which is not terminable by Verio or a subsidiary without penalty or premium of less than $500,000 by notice of 180 days or less, but not including individual customer agreements, reseller agreements or "Powered by Verio" or similar distribution agreements or other standard supplier agreements entered into in the ordinary course of business consistent with past practice, (ii) enter into or amend any agreement or contract which, in the case of any individual agreement or contract or series of related agreements or contracts, involves or is expected to involve payments of $3 million or more by Verio and its subsidiaries during the term thereof (provided that in the case of agreements or contracts with any customer, the margins anticipated from any such agreement or contract shall be consistent in all material respects with historical margins); (iii) enter into or amend any other agreement or contract material to Verio and its subsidiaries, taken as a whole and not otherwise permitted by clause (i) or (ii) above; or (iv) purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of $1 million;

    (q) Verio shall not, and shall not permit any of its subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business consistent with past practice or in accordance with their terms or as permitted above; and

    (r) Verio shall not, and shall not permit any of its subsidiaries to, authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

   No Solicitation. Verio shall not, and shall not authorize any of its subsidiaries to, and shall not authorize any officer, director or employee of or any financial advisor, attorney or other advisor or representative of, Verio or any of its subsidiaries to, and Verio shall instruct its officers, directors, financial advisors and attorneys not to (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as defined below), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to Verio or any subsidiary of Verio in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that Verio and its directors shall not be prohibited from furnishing information to, or entering into or participating in discussions or negotiations with, any person who makes an unsolicited bona fide written Takeover Proposal if, and only to the extent that (i) Purchaser has not accepted Shares for payment pursuant to the Offer, (ii) the Verio Board, after consultation with its independent legal counsel, determines in good faith that taking such action is necessary for the Verio Board to comply with its fiduciary duties to Verio's stockholders under applicable law, (iii) the Verio Board, after consultation with Verio's financial advisors, determines in good faith that such Takeover Proposal, taking into account all legal, financial and regulatory aspects of such proposal and the person making such proposal, could lead to a Superior Proposal (as defined below), and (iv) prior to taking such action, Verio provides the notice to NTT Communications required by the Merger Agreement and receives from the person making such Takeover Proposal an executed confidentiality agreement in reasonably customary form and containing terms, taken as a whole, at least as stringent as the confidentiality agreement entered into between Verio and NTT Communications. Verio has agreed to, and has agreed to instruct its financial advisors, attorneys or other representatives to, immediately (as of the date of the Merger Agreement) cease any discussions or negotiations, if any, existing at the date of the Merger Agreement with any persons conducted before the execution of the Merger Agreement with respect to any Takeover Proposal. For purposes of the Merger Agreement, "Takeover Proposal" means any proposal for (i) a merger or other business combination involving Verio or any of its subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of Verio representing 15% or more of the shares of Common Stock or of the total voting securities of Verio outstanding or (iii) an offer to acquire in any manner, directly or indirectly, a substantial portion of the assets of Verio or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, and "Superior Proposal" means a bona fide Takeover Proposal made by a third party on terms which the Verio Board determines in its good faith judgment to be more favorable to Verio's stockholders than the transactions contemplated by the Merger Agreement (after receipt of the advice from Verio's independent financial advisor) and for which financing, to the extent required, is then committed or which, in the reasonable good faith judgment of the Verio Board (after receipt of the advice of Verio's independent financial advisor), is reasonably capable of being obtained by such third party; provided that for purposes of such definition, clause (ii) of the definition of "Takeover Proposal" above shall be deemed to read "(ii) any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in or any voting securities of Verio representing 50% or more of the shares of Common Stock or of the total voting securities of Verio outstanding."

   The Merger Agreement provides further that Verio shall advise NTT Communications in writing of (i) any Takeover Proposal or any inquiry with respect to or which could reasonably be expected to lead to any Takeover Proposal received by any officer or director of Verio or, to the knowledge of Verio, any financial advisor, attorney or other advisor or representative of Verio, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal), and (iii) the identity of the person making any such Takeover Proposal or inquiry. Verio shall use reasonable best efforts to so advise NTT Communications no later than 24 hours following receipt of such Takeover Proposal or inquiry and shall advise NTT Communications no later than 48 hours following receipt of such Takeover Proposal or inquiry. If Verio intends to furnish any person with any information with respect to any Takeover Proposal, Verio is required to advise NTT Communications in writing of such intention in advance of providing such information. Verio is further required to keep NTT Communications fully informed of the status and material terms of any such Takeover Proposal or inquiry.

   The Merger Agreement provides that nothing contained therein shall prohibit Verio or the Verio Board from taking a position and disclosing to Verio's stockholders a position contemplated by the Exchange Act, referring a third party to the section of the Merger Agreement relating to no solicitation of Takeover Proposals or from making such disclosure to Verio's stockholders as, in the good faith judgment of the Verio Board after consultation with Verio's independent legal counsel, is required under applicable law.

   Third Party Standstill Agreements. During the period from the date of the Merger Agreement through the Effective Time, Verio has agreed (except, in each case, to the extent that the Verio Board, after consultation with its independent legal counsel, determines in good faith that such action or inaction would be inconsistent with its fiduciary duties to Verio's stockholders under applicable law) not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which Verio or any of its subsidiaries is a party (other than any confidentiality or standstill agreement involving NTT Communications and any other confidentiality agreement that is not related to, or does not arise from, a Takeover Proposal) and to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

   Stock Based Compensation and Warrants. In the Merger Agreement, Verio has agreed that, prior to the consummation of the Offer, the Verio Board (or, if appropriate, a committee thereof) shall adopt such resolutions and take any and all other action necessary or appropriate to cause each option (a "Stock Option") to purchase shares of Common Stock issued under Verio's 1996 Stock Option Plan, 1997 California Stock Option Plan, 1998 Stock Incentive Plan and 1998 Non-Employee Director Stock Incentive Plan (collectively, the "Verio Stock Option Plans") that is outstanding as of the consummation of the Offer to be canceled as of the consummation of the Offer, in consideration for which the holder thereof (an "Option Holder") shall receive the right to receive from Verio cash in an amount (the "Option Consideration") equal to (A) the product of (1) the number of shares of Common Stock subject to such option and
(2) the excess, if any, of the Offer Price over the exercise price per share for the purchase of Common Stock subject to such Stock Option, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment, subject to the requirements set forth below. In the case of a Stock Option or portion thereof that is exercisable at, on account of or before consummation of the Offer, the Option Consideration shall be paid as soon as reasonably practicable following the acceptance for payment of shares by Purchaser pursuant to the Offer and the surrender of such Stock Option or portion thereof to Verio. In the case of a Stock Option or portion thereof that is not exercisable at the time the Offer is consummated, the Option Consideration shall be paid to such Option Holder after (A) the end of the calendar month which includes the date on which such option or portion thereof would have become exercisable pursuant to the terms of the applicable Stock Option agreement had such option or portion thereof not been canceled and been assumed by a successor and (B) the surrender of such Stock Option or portion thereof with respect to such option to Verio; and in the case of any such Stock Option that by its terms could not under any circumstances, if it were assumed, be exercised or become exercisable after consummation of the Offer, excluding any such option that pursuant to its terms becomes fully exercisable if not assumed or replaced prior to the consummation of the Offer, if the employment of an Option Holder is terminated by Verio (or any of its related entities) within 12 months after the Offer is consummated for any reason, other than Cause (as defined below) as determined by Verio, the next installment of Option Consideration with respect to such Option shall be payable. An Option Holder's rights to Option Consideration under the immediately preceding sentence shall be evidenced by an agreement in such form as the Verio Board (or if appropriate, a committee thereof) shall approve with terms substantially similar to those of the Stock Option to which the such right to Option Consideration relates and are not inconsistent with the terms hereof. "Cause" means the Option Holder (1) acts in bad faith and to the detriment of Verio; (2) refuses or fails to act in accordance with any specific direction or order of Verio; (3) exhibits in regard to his employment unfitness or unavailability for service, unsatisfactory performance, misconduct or incompetence, but not on account of disability; (4) exhibits dishonesty or habitual neglect or (5) is convicted of a crime involving dishonesty, breach of trust or physical or emotional harm to any person.

   Pursuant to the Merger Agreement, Verio has agreed to take all actions necessary to ensure that the Purchase Period (as defined in Verio's 1998 Employee Stock Purchase Plan) applicable to the options outstanding under Verio's 1998 Employee Stock Purchase Plan is shortened so as to have an Exercise Date (as defined in the 1998 Employee Stock Purchase Plan) that occurs before the acceptance for payment by the Purchaser of Shares pursuant to the Offer; and no current holder of an option to purchase Shares under the 1998 Employee Stock Purchase Plan is permitted to increase his or her rate of payroll deduction under the plan from and after the date of the Merger Agreement, except for any such increases a participant is entitled to elect in accordance with the terms of the plan as in effect on the date of the Merger Agreement.

   Verio has also agreed to take all actions necessary to provide that, effective as of acceptance for payment by Purchaser of Shares pursuant to the Offer, the Verio Stock Option Plans, the 1998 Employee Stock Purchase Plan and any similar plan or agreement of Verio will be terminated, any rights under any other plan, program, agreement or arrangement relating to the issuance or grant of any other interest in respect of the capital stock of Verio or any of its subsidiaries will be terminated, and no holder of an option to purchase Shares will have any right to receive any shares of capital stock of Verio or, if applicable, the Surviving Corporation, upon exercise of any Stock Option or option outstanding under Verio's 1998 Employee Stock Purchase Plan.

   Verio has agreed that prior to the acceptance for payment of any Shares pursuant to the Offer, Verio will use reasonable best efforts to obtain the written confirmation, in form and substance reasonably satisfactory to NTT Communications, from the holders of the warrants issued under the Verio Warrants that after the Effective Time such warrants will represent the right to receive an amount equal to (A) the product of (i) the number of shares of Common Stock subject to such warrant and (ii) the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such warrant, minus (B) all applicable federal, state and local taxes required to be withheld in respect of such payment. See "--Verio Warrants."

   Indemnification. Pursuant to the Merger Agreement, from and after the Effective Time, NTT Communications will cause the Surviving Corporation to indemnify, defend and hold harmless (and make advances as incurred to) all past and present officers and directors of Verio and of its subsidiaries to the same extent and in the same manner such persons are entitled to indemnification and advancement of expenses as of the date of the Merger Agreement by Verio pursuant to the DGCL, Verio's Certificate of Incorporation or Verio's Bylaws for acts or omissions occurring at or prior to the Effective Time.

   From and after the Effective Time, NTT Communications shall cause the Surviving Corporation to perform, as of the consummation of the Offer, all of the obligations set forth in Verio's Certificate of Incorporation or Bylaws relating to indemnification and in the indemnification agreements identified by Verio to NTT Communications on the date of the Merger Agreement. In addition, NTT Communications shall cause the Surviving Corporation to pay all amounts that become due and payable under Verio's Certificate of Incorporation, Bylaws and such indemnification agreements.

   NTT Communications has also agreed to cause the Surviving Corporation to provide, for a period of not less than six years from the Effective Time, to or for the persons covered at the date of the Merger Agreement or at the Effective Time by Verio's director's and officers' insurance and indemnification policy, insurance that is substantially similar to Verio's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the director's and officer's insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement but in such case will purchase as much coverage as possible for such amount.

   Retention and Incentive Plan; Benefits. Pursuant to the Merger Agreement, prior to the first scheduled expiration of the Offer, NTT Communications and Verio shall discuss and explore mutually agreeable retention and incentive plans with respect to the employees and officers of Verio and its subsidiaries, to be adopted prior to the consummation of the Offer and effective immediately after consummation of the Merger.

   In the Merger Agreement, NTT Communications has agreed to cause Purchaser and the Surviving Corporation and their subsidiaries to honor all enforceable employment, change in control, deferred compensation, pension, retirement and severance agreements, pay and personnel policies in effect on the date of the Merger Agreement and as amended on the date of the Merger Agreement between Verio or one of its subsidiaries and any employee of Verio or any of its subsidiaries, or maintained for the benefit of any employee of Verio or any of its subsidiaries, and honor all annual bonus awards made by Verio or any of its subsidiaries prior to the date of the Merger Agreement, subject to the power of Verio or its subsidiaries to amend, modify, invoke or terminate any such policies and awards pursuant to their terms or applicable law. See "-- Interests of Certain Persons in the Offer and the Merger."

   In the Merger Agreement, NTT Communications has agreed, for one year after the Effective Time, to cause Purchaser and the Surviving Corporation to provide employees of Verio and its subsidiaries with benefits (including welfare benefits) that are no less favorable, taken as a whole, than the benefits provided under Verio's and such subsidiary's benefits plans (other than equity-based plans) as in effect on the date of the Merger Agreement. To the extent that service is relevant for eligibility, vesting or benefit calculations or allowances (including entitlements to vacation and sick days) under any plan or arrangement of Verio or its subsidiaries, NTT Communications shall ensure that such plan or arrangement shall credit employees for service on or prior to the Effective Time with Verio or any of its subsidiaries.

   Board Representation. The Merger Agreement provides that promptly after such time as Purchaser acquires Shares pursuant to the Offer, Purchaser will be entitled to the fullest extent permitted by law to designate at its option up to that number of directors (rounded to the nearest whole number) of the Verio Board, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of Verio's directors designated by Purchaser equal to the percentage of the aggregate voting power of the shares of Common Stock held by NTT Communications or any of its subsidiaries. However, in the event that Purchaser's designees are elected to the Verio Board, until the Effective Time, the Verio Board shall have at least three directors who were directors of Verio on the date of the Merger Agreement (the "Continuing Directors"). If the number of Continuing Directors shall be reduced below three for any reason whatsoever, the Continuing Directors shall designate a person or persons to fill such vacancy or vacancies, each of whom shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors of Verio shall designate three persons to fill such vacancies who shall not be officers or affiliates of Verio or any of its subsidiaries, or officers or affiliates of NTT Communications or any of its subsidiaries, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement and, in either case, Purchaser shall cause such person or persons to be elected to fill such vacancy or vacancies. Following the election or appointment of Purchaser's designees to the Verio Board and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or Verio's Certificate of Incorporation or Bylaws, any termination of the Merger Agreement by Verio, any extension by Verio of the time for the performance of any of the obligations or other acts of Purchaser or NTT Communications or waiver or assertion of any of Verio's rights under the Merger Agreement, and any other consent or action by the Verio Board with respect to the Merger Agreement, will require the concurrence of a majority of the Continuing Directors and, except as required by applicable law, no other action by Verio, including any action by any other director of Verio, shall be required for purposes of the Merger Agreement. To the fullest extent permitted by law, Verio will take all actions reasonably necessary to effect such election. In connection with the foregoing, Verio will promptly, at the option of NTT Communications, to the fullest extent permitted by law, Verio's Certificate of Incorporation and Verio's Bylaws, either increase the size of the Verio Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Verio Board as provided above.

   Conditions Precedent. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by each party) prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the affirmative vote of the stockholders of Verio (unless the vote of stockholders is not required under the DGCL and Verio's Certificate of Incorporation); (ii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (iii) Purchaser shall have previously accepted for payment and paid for Shares pursuant to the Offer, except that this condition shall not apply if Purchaser shall have failed to purchase Shares pursuant to the Offer in breach of its obligations under the Merger Agreement; and (iv) no court or other Governmental Entity (as defined in the Merger Agreement) having jurisdiction over Verio or NTT Communications or any of their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal.

   Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of Verio:

     (a) by mutual written consent of NTT Communications and Verio;

     (b) by either NTT Communications or Verio: (i) if (x) as a result of the failure of any of the conditions to the Offer as set forth in Section 13 of this Offer to Purchase, the Offer shall have terminated or expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer or (y) Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to (A) September 8, 2000, if the condition to the Offer relating to the Exon-Florio Amendment has been satisfied or waived prior to such date or (B) November 10, 2000 if the condition to the Offer relating to the Exon-Florio Amendment shall not have been satisfied or waived on or prior to September 8, 2000 (provided that the right to terminate the Merger Agreement pursuant to this clause (b)(i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any such condition to the Offer or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party) or (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer and such order, decree or ruling or other action shall have become final and nonappealable;

     (c) by NTT Communications or Purchaser prior to the purchase of Shares pursuant to the Offer in the event of a breach by Verio of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of the Offer conditions described in paragraph (e) or (f) of Section 13 and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Verio;

     (d) by NTT Communications or Purchaser if either NTT Communications or Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) of Section 13;

     (e) by Verio if the Verio Board determines that a Takeover Proposal constitutes a Superior Proposal and the Verio Board determines in its good faith judgment, after consultation with independent counsel, that failing to terminate the Merger Agreement would be inconsistent with its fiduciary duties under applicable law; provided, that it has complied in all material respects with the notice and other provisions of the Merger Agreement relating to no solicitation of Takeover Proposals and it complies to the extent applicable with requirements of the Merger Agreement relating to payment of Expenses and the Termination Fee (each as defined below under "--Fees and Expenses"); and provided further that Verio may not terminate the Merger Agreement pursuant to this clause (e) unless and until 72 hours have elapsed following the delivery to NTT Communications of a written notice of such determination by the Verio Board (such notice may be given by Verio contingent on termination of the Merger Agreement becoming effective immediately prior to Verio entering into a definitive agreement with respect to a Superior Proposal);

     (f) by Verio, if (i) any of the representations or warranties of NTT Communications or Purchaser set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct in any respect or any such representations or warranties that are not so qualified shall not be true and correct in any material respect or (ii) NTT Communications or Purchaser shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of NTT Communications or Purchaser to be performed or complied with by it under the Merger Agreement and such untruth, incorrectness or failure cannot be or has not been cured within 30 days after the giving of written notice to NTT Communications or Purchaser, as applicable; or

     (g) by Verio, if the Offer has not been timely commenced.

   In the event of a termination of the Merger Agreement by either Verio or NTT Communications, the Merger Agreement shall become void and there shall be no liability or obligation on the part of NTT Communications, Purchaser or Verio or their respective officers or directors, other than for certain provisions of the Merger Agreement pertaining to the payment of certain expenses and fees and except for certain confidentiality obligations of the parties and other than for liability for any breach of a representation or warranty contained in the Merger Agreement, the breach of any covenant contained in the Merger Agreement or for fraud.

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

   Fees and Expenses. Except as provided in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

   The Merger Agreement provides that Verio will pay, or cause to be paid, in same day funds to NTT Communications the following amounts under the circumstances and at the times set forth as follows:

     (i) if NTT Communications or Purchaser terminates the Merger Agreement in accordance with the provisions described in clause (d) under "Termination" above, Verio shall pay the Expenses of NTT Communications and a $175 million termination fee (the "Termination Fee") upon demand;

     (ii) if Verio terminates the Merger Agreement in accordance with the provision described in clause (e) under "Termination" above, Verio shall pay the Termination Fee within one business day following such termination and the Expenses of NTT Communications upon demand; or

     (iii) if NTT Communications or Purchaser terminates the Merger Agreement in accordance with the provision described in clause (c) under "Termination" above as a result of the breach by Verio of any covenant or agreement contained in the Merger Agreement resulting in a failure of the conditions to the Offer set forth in paragraph (f) of Section 13 and at the time of any such termination a Takeover Proposal shall have been made (other than a Takeover Proposal made prior to the date of the Merger Agreement), (x) Verio shall pay the Expenses of NTT Communications upon demand, and (y) if concurrently therewith or within 12 months thereafter,
  (A) Verio enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Takeover Proposal, or a Takeover Proposal is consummated, involving any party (1) with whom Verio had any discussions with respect to a Takeover Proposal,
  (2) to whom Verio furnished information with respect to or with a view to a Takeover Proposal or (3) who had submitted a proposal or expressed any interest publicly in a Takeover Proposal, in the case of each of clauses
  (1), (2) and (3), prior to such termination, or (B) Verio enters into a merger agreement, acquisition agreement or similar agreement (including a letter of intent) with respect to a Superior Proposal, or a Superior Proposal is consummated, then, in the case of either (A) or (B) above, Verio shall pay the Termination Fee upon the earlier of the execution of such agreement or upon consummation of such Takeover Proposal or Superior Proposal.

   The Merger Agreement also provides that if NTT Communications or Verio terminates the Merger Agreement pursuant to the provision described in clause
(b)(i)(y) under "Termination" above and at the time of such termination all conditions to the Offer except the condition relating to the Exon-Florio Amendment have been satisfied or waived, then NTT Communications shall pay, or cause to be paid, to Verio, in same day funds, an amount equal to the Expenses of Verio upon demand.

   For purposes of the Merger Agreement, "Expenses" means documented out-of-pocket fees and expenses, up to a maximum of $5,000,000, incurred or paid by or on behalf of NTT Communications or Verio, as the case may be, in connection with the Offer, the Merger or the consummation of any of the transactions contemplated by the Merger Agreement, including all fees and expenses of law firms, commercial banks, investment banking firms, accountants, experts and consultants.

   Senior Notes. If NTT Communications shall request, Verio shall either (i) solicit consents of the holders of one or more of the series of Senior Notes to such amendments of the related indentures as NTT Communications shall determine or (ii) make a tender offer to purchase any or all of the series of the Senior Notes (which tender offer may also include solicitation of consents to the amendment of the related indentures) at such price or prices and such terms as shall be determined by NTT Communications. NTT Communications and Verio shall cooperate in the preparation of any documentation to be sent to the holders of Senior Notes in connection with any such consent solicitation or tender offer. It shall be a condition to the obligation of Verio to complete any such

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

consent solicitation or tender offer that Purchaser purchase Shares pursuant to the Offer. The successful completion of any such consent solicitation or tender offer is not a condition to the Offer.

   Equity Swap Transaction. In the Merger Agreement, NTT Communications has agreed to cause a loan to be made to Verio, LLC, a wholly owned subsidiary of Verio, promptly following the purchase of Shares pursuant to the Offer in an amount in cash not to exceed $40 million so as to permit Verio, LLC to effect a settlement or termination of that certain Confirmation for Equity Swap Transaction Between Salomon Brothers Holding Company Inc., Verio, LLC and Verio dated as of March 17, 2000. Such loan shall be on such terms as shall be reasonably acceptable to NTT Communications and Verio.

Confidentiality Agreement.

   Verio and NTT Communications entered into a confidentiality agreement, dated as of April 7, 2000 (the "Confidentiality Agreement"). The Confidentiality Agreement provides that NTT Communications will not, and will cause its directors, employees, members, financial advisers, lenders, accountants, attorneys, agents and other persons or entities controlled by NTT Communications to not, disclose to any third party any Confidential Information and that NTT Communications will use Confidential Information solely for the purpose of evaluating a possible transaction with Verio. "Confidential Information" includes all information (whether communicated in written form, orally, electronically or otherwise) reflecting information concerning Verio, or any of its subsidiaries or affiliates, or any portion thereof, together with all information (whether communicated in written form, orally, electronically or otherwise) prepared by NTT Communications or its representatives based in whole or in part on Confidential Information, subject to certain customary exceptions.

   The Confidentiality Agreement provides for (i) the prompt written notification to Verio of any request for disclosure of any Confidential Information by NTT Communications, in order to allow Verio to seek an appropriate protective order, other remedy or to waive compliance by NTT Communications with the provisions of the Confidentiality Agreement; (ii) the acknowledgement by NTT Communications that it is aware that the U.S. securities laws restrict persons with material non-public information concerning a company obtained directly or indirectly from that company from purchasing or selling securities of the company or its affiliates, or from communicating such information to any other person under any circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities; and (iii) the prompt return by NTT Communications of all Confidential Information and the destruction of all copies of any information prepared using Confidential Information.

   Additionally, NTT Communications agreed for a period of two years from the date of the Confidentiality Agreement to be bound by its obligations of confidentiality and other obligations under the Confidentiality Agreement, even if the parties decide not to proceed with a transaction.

   The summary set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as an exhibit to the Schedule TO that we filed with the SEC and is incorporated by reference in its entirety.

Statutory Requirements.

   In general, under the DGCL a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge and the adoption of an agreement of merger containing provisions with respect to certain statutorily specified matters and the adoption of such agreement of merger by the stockholders of each corporation by the affirmative vote of the holders of a majority of all the outstanding shares of stock entitled to vote on such merger. According to Verio's Certificate of Incorporation, the shares of Common Stock are the only securities of Verio which entitle the holders thereof to voting rights on a Merger.

   The DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary that is outstanding and would be entitled to vote on a merger, the parent company can effect a short-form merger (a "short-form merger") with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Purchaser acquires or controls the voting power of at least 90% of the shares of Common Stock, Purchaser could, and intends (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement) to, effect the Merger without prior notice to, or any action by, any other stockholder of Verio. Pursuant to the Merger Agreement, under certain circumstances we could extend the Offer for a limited period of time in order to receive tenders such that our aggregate ownership will be at least 90% of the issued and outstanding shares of Common Stock to enable us to effect a short-form merger. See "--The Merger Agreement--The Offer."

Appraisal Rights.

   No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, any holder of Shares at the Effective Time (a "Remaining Stockholder") will have certain rights under the DGCL to dissent and demand appraisal of their Shares. Under Section 262 of the DGCL, a Remaining Stockholder who does not wish to accept the Merger Consideration pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of its Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

   The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under Delaware law. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex D hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters' rights will not be available unless and until the Merger (or a similar business combination) is consummated.

   Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of Verio (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a short-form merger but rather is being consummated following approval thereof at a meeting of Verio's stockholders (a "long-form merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a short-form merger without a vote or meeting of Verio's stockholders. If the Merger is effected as a long-form merger, the written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a long-form merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

   In the case of both a short-form merger and a long-form merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

   A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of Verio called to approve the Merger in the case of a long-form merger and within 20 days following the mailing of the Notice of Merger in the case of a short-form merger.

   Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Secretary, Verio Inc., 8005 South Chester Street, Suite 200, Englewood, Colorado 80112. The written demand for appraisal should specify the stockholder's name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a long-form merger, Verio must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

   In the case of a long-form merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

   Regardless of whether the Merger is effected as a long-form merger or a short-form merger, within 120 days after the Effective Time, either Verio or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation . . ." The Delaware Supreme Court has construed Section 262 of the DGCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that Section 262 provides that fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger."

   Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Merger Consideration or the Preferred Merger Consideration, as the case may be, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. Moreover, NTT Communications intends to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the "fair value" of the Shares is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

   Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

   At any time within 60 days after the Effective Time, any former holder of Shares shall have the right to withdraw his or her demand for appraisal and to accept the Merger Consideration. After this period, such holder may withdraw his or her demand for appraisal only with the consent of Verio as the Surviving Corporation. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder's rights to appraisal shall cease and all stockholders shall be entitled to receive the Merger Consideration or the Preferred Merger Consideration, as the case may be. Inasmuch as Verio has no obligation to file such a petition, and NTT Communications has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis.

   Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

   APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

   STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Related Party Transactions.

   1998 Agreements. On May 15, 1998, a U.S. subsidiary of NTT purchased 8,987,754 shares of Common Stock (after giving effect to Verio's two for one stock split on August 20, 1999) pursuant to a Stock Purchase and Master Strategic Relationship Agreement dated as of April 7, 1998 (the "Stock Purchase Agreement") between Verio and NTT (the "Stock Purchase"). The aggregate purchase price paid by NTT for the Shares was $99,999,997.94.

   Concurrently with the execution of the Stock Purchase Agreement, Verio and a subsidiary of NTT Communications entered into an Outside Service Provider Agreement dated as of April 7, 1998 (the "OSP Agreement"). The OSP Agreement became effective upon consummation of the Stock Purchase. The OSP Agreement provided general terms on which Verio was designated as the preferred provider of Internet access and related services to customers of a subsidiary of NTT Communications operating in North America on a reseller basis. In addition, Verio and the NTT Communications subsidiary agreed to connect their backbones and establish a peering and transit relationship, and that Verio would provide the NTT Communications subsidiary with full back-office and engineering support. The NTT Communications subsidiary agreed to pay Verio for Verio's services at predetermined rates reflective of the strategic relationship between the parties, under which the NTT Communications subsidiary is entitled to "most favored customer" status and pricing concessions. In furtherance of the OSP Agreement, Verio and another subsidiary of NTT Communications subsequently executed a Strategic Partner Services Agreement on October 26, 1998 which set out the specific terms and conditions pursuant to which the OSP Agreement would be implemented (see below).

   Concurrently with their execution of the Stock Purchase Agreement, Verio and NTT entered into an Investment Agreement dated as of April 7, 1998 (the "Investment Agreement"), NTT's rights under which were subsequently assigned to an indirect wholly owned U.S. subsidiary that owns shares of Common Stock. The Investment Agreement provides that, from and after November 15, 1998, NTT and its affiliates could acquire voting securities of Verio through open market and privately negotiated purchases or otherwise, if, and only to the extent that, after the acquisition thereof NTT and its affiliates collectively would beneficially own in the aggregate no more than 17.5% (the "Percentage Limitation") of the shares of Common Stock calculated on a fully diluted basis. At all times prior to the termination of the Standstill Restrictions (as defined below), NTT is required to give Verio written notice of the intention of NTT or any of its affiliates to purchase additional securities of Verio at least two business days prior to the date NTT or any such affiliate purchases or agrees to purchase any such securities.

   The Investment Agreement provides that, during the period commencing on April 7, 1998 and ending on May 15, 2003 except as (a) specifically permitted by the Investment Agreement or (b) specifically requested in writing in advance by Verio upon the approval of the Verio Board (without any prior solicitation or request (or other act encouraging the delivery of such a writing) having been made to Verio or the Verio Board or otherwise having been publicly made), NTT will not, and will ensure that its affiliates do not, in any manner, directly or indirectly, take any of the following actions (collectively, the "Standstill Restrictions"): (i) acquire, or offer or agree to acquire, or make any proposal or indicate any interest with respect to the acquisition of, directly or indirectly, by purchase or otherwise, any material amount of the assets or property of, any amounts of the voting securities of, or any material amounts of the securities (other than voting securities) of Verio or any of its affiliates controlled by Verio; (ii) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined or used in Regulation 14A under the Exchange Act) of proxies or consents with respect to any voting securities of Verio or any of its successors or controlled affiliates, or initiate or become a participant in any stockholder proposal or "election contest" (as such term is defined or used in Rule 14a-11 under the Exchange Act) with respect to Verio or any of its successors or controlled affiliates or induce others to initiate the same, or otherwise seek to advise or influence any person with respect to the voting of any voting securities of Verio or any of its successors or controlled affiliates; (iii) take any action for the purpose of calling a stockholders' meeting of Verio or any of its successors or controlled affiliates; (iv) make any proposal or any public announcement relating to, or submit to Verio or any of its directors, officers, representatives, trustees, employees, attorneys, advisors, agents or affiliates any proposal for, a tender or exchange offer for voting securities of Verio or any of its successors or controlled affiliates, the acquisition of voting securities of Verio that would result in NTT (together with its affiliates) exceeding the Percentage Limitation or a merger, business combination, sale of assets, liquidation, restructuring, recapitalization or other extraordinary corporate transaction relating to Verio or any of its successors or controlled affiliates (other than with respect to joint ventures, licenses, transactions contemplated by the OSP Agreement or other transactions in the ordinary course of business) or take any action that might require Verio or any of its successors or controlled affiliates to make any public announcement regarding any of the foregoing; (v) deposit voting securities of Verio or any of its successors or controlled affiliates held by it into a voting trust or subject any such securities to voting agreements, or grant any proxy with respect to any such securities to any person not designated by Verio; (vi) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) for the purpose of acquiring, holding, voting or disposing of voting securities of Verio or any of its successors or controlled affiliates or taking any other actions restricted or prohibited under (i) through (v) above; (vii) disclose to any person any intention, plan or arrangement inconsistent with the foregoing;
(viii) advise, assist or encourage any other person in connection with any of the foregoing; (ix) enter into any discussions, negotiations, arrangements or understandings with any other person with respect to, or aid, abet or encourage any action prohibited by, any of the foregoing, (x) make (publicly or to Verio or any of its directors, officers, representatives, trustees, employees, attorneys, advisors, agents, affiliates or security holders, directly or indirectly) any request or proposal to amend, waive or terminate any of the Standstill Restrictions or related provisions or any inquiry or statement relating thereto; or (xi) act, alone or in concert with others, to seek to control or influence in any material respect the management or policies of Verio.

   The Investment Agreement provides that, notwithstanding the Standstill Restrictions, in the event (i) Verio publicly announces or invites any person other than NTT to make a proposal, or elects to enter into negotiations, with respect to, or (ii) the Board adopts a plan or program regarding (whether or not publicly announced) any merger, consolidation or other business combination, liquidation or recapitalization of Verio, or any sale or transfer of all or substantially all of the assets of Verio or any sale or transfer of voting securities of Verio that, if consummated, would constitute a "change of control" (as defined in the Investment Agreement) of Verio, then NTT and its affiliates will be permitted to participate in any such process on terms that are substantially comparable to those made available to any other participant in such process.

   The Investment Agreement provides that the Standstill Restrictions will lapse and have no further force or effect (i) in the event of any agreement between Verio and any other person or group pursuant to which, if consummated, a change of control of Verio would occur (any such event being an "Acquisition Event") or (ii) in the event any person or group shall commence a tender offer or exchange offer which, if successful, would result in a change of control (a "Third Party Offer"), and the bidder has financing or financial commitments from responsible financial institutions sufficient to finance the cash portion of such Third Party Offer, provided that in the event that the transactions contemplated in connection with the Acquisition Event are not completed or the Third Party Offer is not completed, all Standstill Restrictions will be reinstated upon two business days' written notice to NTT and will remain effective until subsequently terminated pursuant to the Investment Agreement. NTT and its affiliates will be entitled to retain any equity securities of Verio purchased by them following such termination but prior to such reinstatement, provided that such equity securities and all subsequent acquisitions of securities of Verio by NTT or any of its affiliates will be subject to all of the provisions of the Investment Agreement.

   Pursuant to the Investment Agreement, NTT may not, and is required to ensure that its affiliates do not, transfer any equity securities of Verio while there is pending, or otherwise transfer any such equity securities in contemplation of, any Acquisition Proposal, unless such Acquisition Proposal has been recommended publicly by the Verio Board to all Verio stockholders; provided that if the Verio Board has not publicly recommended against such Acquisition Proposal within three months of the later of (i) the initial public announcement thereof by the acquiror or (ii) the formal presentation of such Acquisition Proposal to the Verio Board, then such restrictions will lapse and have no further force or effect; provided, further, that in the event such Acquisition Proposal is not completed, all such restrictions will be reinstated upon two business days' written notice to NTT and will remain effective until subsequently terminated pursuant to the Investment Agreement.

   The Investment Agreement provides that at all times prior to the termination or lapsing of the Standstill Restrictions, NTT will take all action as may be required so that all voting securities of Verio owned by NTT and its affiliates are voted (i) with respect to elections of members of the Verio Board, for the Verio Board's nominees to the Verio Board, and (ii) with respect to all other matters to be voted on by stockholders, either (A) in accordance with the recommendations of the Verio Board, or (B) for or against any such matter in the same proportion as the shares owned by all other stockholders (excluding NTT and each of its affiliates that is a stockholder of Verio) are voted with respect to such matters. NTT and all affiliates of NTT owning voting securities of Verio are required to be present, in person or by proxy, at all meetings of the stockholders of Verio so that all such securities owned by NTT and any such affiliate may be counted for the purposes of determining the presence of a quorum at such meetings.

   The Investment Agreement provides that, subject to specified exceptions, neither NTT nor any of its affiliates may, directly or indirectly, sell, pledge or otherwise dispose of any equity securities of Verio (except to NTT or any affiliates of NTT) without first offering to sell all such equity securities to Verio pursuant to a right of first offer or, in the case of a Significant Transfer (as defined below), a right of first refusal. A "Significant Transfer" is a proposed sale of equity securities to (i) any of up to 15 persons that are, or that Verio reasonably believes are likely to become, competitors of Verio in the business of providing access to the Internet for business customers in the United States, as identified in a list that may be updated or revised by Verio no more than semi-annually upon notice to NTT, or (ii) any person that following such transfer would (alone or collectively with all affiliates of such person) beneficially own more than 10% of the outstanding Shares. The parties' obligations with respect to such rights of first offer and first refusal are subject to compliance with notice and closing requirements and other conditions, some of which vary with the market price of equity securities of Verio subject to the proposed transfer. Each transferee of the equity securities of Verio is required to agree to be bound by the same transfer restrictions as NTT and its affiliates if such transferee's beneficial ownership of equity securities of Verio following the transfer exceeds 7.5% of the shares of Common Stock calculated on a fully diluted basis. Verio's rights of first offer and first refusal do not apply to any transfer of Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock in a public distribution, in a transaction pursuant to Rule 144 under the Securities Act, in certain other transactions effected on a nationally recognized securities exchange or Nasdaq, in an Acquisition Transaction or in connection with a pledge that satisfied specified requirements.

   Pursuant to the Investment Agreement, Verio became obligated to appoint to the Verio Board an individual designated by NTT. The designee is entitled to serve as a member of the Verio Board until the first annual stockholders meeting following May 15, 2001 so long as NTT and its affiliates collectively own beneficially either (i) at least 50% of the aggregate shares of Common Stock purchased by NTT pursuant to the Stock Purchase Agreement (adjusted as appropriate for any subsequent stock split or reverse stock split or other similar action) or (ii) at least 5% of the shares of Common Stock of Verio calculated on a fully diluted basis (the amount in clause (i) or (ii) above, the "Ownership Threshold"). If at any time during such initial term NTT and its affiliates collectively cease to own beneficially shares of Common Stock at least equal to the Ownership Threshold, NTT will, upon the request of Verio, be required to cause the designee to resign from the Verio Board. Following the expiration of the initial term of the designee, until such time as NTT and its affiliates collectively no longer beneficially own shares at least equal to the Ownership Threshold, Verio will be required to take all corporate action necessary to nominate for election to the Verio Board an individual appointed by NTT and to recommend to Verio's stockholders such nominee's election to the Verio Board. Yukimasa Ito has served as a member of the Verio Board as NTT's designee since September 1998.

   The Investment Agreement provides that, until such time as NTT and its affiliates collectively no longer beneficially own shares of Common Stock at least equal to the Ownership Threshold, (i) NTT also has the right to appoint an observer who will have observer rights at meetings of the Verio Board and, under specified circumstances, an observer who will have observer rights at meetings of the executive committee of the Verio Board and (ii) at the request of NTT, under specified circumstances, Verio will cause to be appointed to the executive committee of the Verio Board the NTT designee appointed to the Board or elected to the Verio Board in accordance with the provisions described in the immediately preceding paragraph. The Investment Agreement provides that NTT may designate up to three employees (the "Designated Employees") to be employed by Verio, who shall have suitable experience and be reasonably satisfactory to Verio, until the earlier of the date (i) NTT and its affiliates collectively cease to own beneficially shares at least equal to the Ownership Threshold (but not earlier than May 15, 2001), or (ii) the OSP Agreement terminates or expires. Three Designated Employees have been working in Verio's headquarters offices since shortly after the completion of NTT's initial investment in Verio in the corporate development, marketing and engineering areas.

   The Investment Agreement provides that if requested by any underwriter of the shares of Common Stock, in the case of any offering of securities of Verio registered under the Securities Act, NTT will not, and will ensure that its affiliates do not, directly or indirectly, sell, offer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, warrant or right to purchase, or otherwise dispose of or transfer, or enter into any swap or other agreement or any arrangement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership in, any equity securities of Verio held by it or them, during the period following the effective date of a registration statement of Verio filed under the Securities Act equal to 90 days, except in either case for equity securities included in such registration and provided that, if directors and officers of Verio holding shares of Common Stock generally are subject to holdback restrictions of shorter duration, such shorter periods will apply to NTT and its affiliates.

   Under the Investment Agreement, NTT is entitled to demand three registrations by Verio (a "Demand Registration") of the shares of Common Stock held by it and all other equity securities acquired by NTT or any of its affiliates, together with any securities issued or issuable by Verio in respect of any such securities by way of a distribution or split or in connection with certain other specified types of transactions (collectively, the "Registrable Securities"), at any time after the first anniversary of Verio's initial public offering (subject to a maximum of three Demand Registrations in total). Such demand is required to be made (i) by holders of a majority of the outstanding Registrable Securities with respect to at least 25% of the Registrable Securities purchased by NTT pursuant to the Stock Purchase Agreement or (ii) with respect to Registrable Securities the anticipated aggregate offering price of which, net of underwriting discounts and commissions, is at least $25 million or (iii) if Verio is then eligible to file a registration statement on Form S-3 under the Securities Act, by any holder or holders of Registrable Securities with respect to Registrable Securities with an anticipated aggregate offering price, net of underwriting discounts and commissions, in excess of $15 million. Upon such request, Verio is required to use its reasonable best efforts to register securities held by the requesting holders and any other permitted holders who desire to sell shares of Common Stock pursuant to such Demand Registration. In addition the Investment Agreement provides that, after the first anniversary of Verio's initial public offering and subject to certain limitations, holders of Registrable Securities may request to participate in any registration of shares of Common Stock by Verio under the Securities Act (other than on Form S-4 or S-8 under the Securities Act or in a registration in which the only shares of Common Stock being registered are issuable upon the conversion of other securities) (each, a "Piggyback Registration"). Verio is required to pay all registration expenses (other than underwriting discounts and commissions, transfer and documentary stamp taxes, if any, and fees and disbursements of counsel of the holders other than Verio) with respect to all registered Demand Registrations and Piggyback Registrations. Under the Investment Agreement, Verio is required to indemnify the selling stockholders and other specified persons, and the selling stockholders are required to indemnify Verio and other specified persons, against certain liabilities, including liabilities under the Securities Act, in respect of any registration statement covered by the Investment Agreement.

   NTT is permitted under the Investment Agreement to assign its registration rights thereunder (but only with all related obligations) to any permitted transferee to which it transfers no less than 20% of the Registrable Securities purchased by NTT or any of its affiliates pursuant to the Stock Purchase Agreement or as permitted by the Investment Agreement (determined on an as-converted basis), subject to specified restrictions of the Investment Agreement. Securities will no longer be considered Registrable Securities when
(i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of under such registration statement, (ii) such securities shall have been transferred pursuant to Rule 144 under the Securities Act, (iii) such securities shall have been otherwise transferred or disposed of, and new certificates therefor not bearing a legend restricting further transfer shall have been delivered by Verio, and subsequent transfer or disposition of such securities shall not require registration or qualification under the Securities Act or any similar state law then in force or (iv) such securities shall have ceased to be outstanding. In addition, the right of any holder of Registrable Securities to exercise the foregoing registration rights will terminate at such time as all Registrable Securities held or entitled to be held upon conversion by such holder may immediately be sold during any 90-day period pursuant to Rule 144 under the Securities Act or any similar rule or regulation.

   Other Transactions. On October 26, 1998, Verio and a subsidiary of NTT Communications entered into a Strategic Partner Services Agreement setting forth the details for implementation of the specific technical and administrative aspects of the OSP Agreement and generally further refining the terms of the OSP Agreement. Verio agreed to charge the NTT Communications subsidiary prices for the services resold under this agreement that are at least as favorable as those Verio offers to any other strategic partner of Verio. The agreement terminates on October 26, 2001. In 1998, Verio billed approximately $72,261.27 to the NTT Communications subsidiary pursuant to the agreement. In 1999, Verio billed approximately $1,681,741.55 to the NTT Communications subsidiary and the NTT Communications subsidiary billed Verio approximately $270,412.20 pursuant to the agreement. In 2000, Verio billed approximately $937,043.63 to the NTT Communications subsidiary through April 30, 2000 and the NTT Communications subsidiary billed Verio approximately $270,412.20 through April 30, 2000 pursuant to the agreement.

   Pursuant to an agreement dated as of February 1, 1999, Verio and a subsidiary of NTT agreed to cooperate to purchase certain equipment and arrange for certain agents and certain architectural, engineering and construction services related to improvements made to each of their facilities located in the same buildings in New York, New York and San Jose, California. Pursuant to this agreement, while no payments were made between the companies in 1999, the NTT subsidiary paid to Verio approximately $1,758,827 between February and early May 2000.

   In addition, as of September 22, 1999, Verio entered into a License Agreement with NTT Communications, enabling NTT Communications to provide Verio's Web hosting services to the Japanese market. Under the agreement, the entire NTT group of companies is able to market Verio's Web hosting services to businesses in Japan on a co-branded, "Powered by Verio" basis. Pursuant to the agreement, NTT Communications paid a one-time, up front license fee payment of $1.3 million at the time the agreement was signed and agreed to pay ongoing monthly fees based on actual services sold. For 1999, the total amount paid to Verio pursuant to the agreement was approximately $1,577,777.77 and for 2000 the total amount billed by Verio through March 31, 2000 was approximately $16,666.67. NTT Communications and Verio are continuing to work together to plan and develop NTT Communications' new data center in Tokyo, from which Verio's Web-hosting services will be offered by NTT Communications in Japan beginning June 2000.

                                    55-- 1

Beneficial Ownership of Shares.
   The following table sets forth information with respect to ownership of the shares of Common Stock held by the directors and executive officers of NTT, NTT Communications, Purchaser and Verio, and with respect to ownership by persons believed by Verio to be the beneficial owners of more than 5% of its outstanding shares of Common Stock, in each case, as of May 11, 2000, to the extent available or unless otherwise noted in the following table and the notes thereto. Also set forth below are shares of Common Stock subject to options or warrants owned by such persons that are currently exercisable or exercisable within 60 days of May 11, 2000. With regard to Justin L. Jaschke, Sean G. Brophy, Chris J. DeMarche, Carla Hamre Donelson and Peter B. Fritzinger, such information relating to options vesting within 60 days of May 11, 2000 includes options to purchase 840,000 shares, 269,600 shares, 232,800 shares, 278,400 shares and 276,000 shares, respectively, which represents in each case the 80% of unvested options for each such person that immediately vest prior to the consummation of the Offer as a result of the Stock Option Deferral Agreement to be entered into between such persons and Verio. Additionally, with regard to options granted to non-employee members of the Board of Directors of Verio, information relating to options vesting within 60 days of May 11, 2000 includes for Steven C. Halstedt, James C. Allen, Trygve
E. Myhren, Paul J. Salem, Arthur L. Cahoon, Thomas A. Marinkovich and NTT Rocky, Inc. options to purchase 66,000 shares, 66,000 shares, 146,000 shares, 46,000 shares, 46,000 shares, 25,000 shares and 66,000 shares, respectively, which represents in each case options vesting immediately prior to the consummation of the Offer as a result of the authorization of Board of Directors of Verio, in connection with the approval of the transactions under the Merger Agreement, to grant (i) the complete acceleration of all unvested options for non-employee Directors who have served on the Board for more than one year and (ii) acceleration of the vesting of 1/2 of the unvested options held by Directors who have served on the Board for less than one year. Beneficial ownership is calculated based on 82,615,431 total shares of common stock issued and outstanding as of May 11, 2000. Except as indicated below and pursuant to applicable community property laws, each of the persons named in the table below has sole voting and investment power with respect to the shares set forth opposite such person's name. Other than with respect to NTT, NTT Communications, Purchaser and their directors and executive officers, all information set forth below has been supplied by Verio. In presenting the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants owned by such person that are currently exercisable or exercisable within 60 days of May 11, 2000 are deemed outstanding; provided that such shares of Common Stock are not deemed outstanding for the purpose of computing the percentage of ownership of any other person. Except as set forth below, none of NTT, NTT Communications, Purchaser, their respective executive officers and directors or their associates or subsidiaries beneficially own any Shares.

                                     Number of
                                     Shares of
                                    Common Stock  Percentage
                                    Beneficially Beneficially   Exercisable
       Holders                         Owned        Owned     Options/Warrants
       -------                      ------------ ------------ ----------------
NTT Rocky, Inc. ...................  9,053,754       11.0%          66,000
c/o NTT Communications Corporation
 1-1-6 Uchisaiwai-cho,
 1 Chiyoda-Ku, Tokyo
 ###-##-#### Japan
Brooks Fiber Properties, Inc.......  5,128,262        6.2%       1,408,320
 500 Clinton Center Drive
 Clinton, Mississippi 39056
Steven C. Halstedt.................    122,988          *           66,000
Justin L. Jaschke**................  1,722,758        2.0%       1,358,710
James C. Allen.....................    127,680          *           46,000
Trygve E. Myhren...................    166,000          *          146,000
Paul J. Salem......................    197,419          *           46,000
Arthur L. Cahoon...................    993,366        1.2%         979,894
Yukimasa Ito.......................        --         --               --
Thomas A. Marinkovich..............     37,000          *           25,000
Sean G. Brophy**...................    410,999          *          383,194
Chris J. DeMarche**................    507,793          *          315,670
Carla Hamre Donelson...............    516,883          *          484,103
Peter B. Fritzinger**..............    423,463          *          384,743
All executive officers and
 directors as a group (12
 persons)..........................  5,226,299        5.9%       4,235,314

--------
*  Less than 1%
** With regard to Justin L. Jaschke, Sean G. Brophy, Chris J. DeMarche and
   Peter B. Fritzinger, the number of shares of Common Stock beneficially owned by each such person includes 480 shares, 29 shares, 292 shares and 314 shares, respectively, purchased by each such person pursuant to the Verio 1998 Employee Stock Purchase Plan on May 12, 2000.

   NTT Rocky, Inc., NTT Communications' indirect wholly owned subsidiary, holds options to purchase 66,000 shares of Common Stock (of which 20,000 are currently vested) issued under Verio's 1998 Non-Employee Director Stock Incentive Plan as a result of Yukimasa Ito's position as a director of Verio. Mr. Ito was designated as a director pursuant to the Investment Agreement dated as of April 7, 1998 between Verio and NTT.

   MCI WorldCom, formerly known as WorldCom, may be deemed to indirectly beneficially own the shares of Common Stock owned by Brooks Fiber Properties, Inc. as a result of the acquisition of Brooks Fiber Properties, Inc. by WorldCom, which resulted in Brooks Fiber Properties, Inc. becoming a wholly owned subsidiary of MCI WorldCom.

   Mr. Halstedt holds 56,988 shares of Common Stock personally. Mr. Halstedt disclaims beneficial ownership of the options exercisable for 60,000 shares of Common Stock which were granted to him pursuant to Verio's 1998 Non-Employee Director Stock Incentive Plan and subsequent option grants to him pursuant to the plan (which include 6,000 shares granted on April 27, 2000), (of which options exercisable for 20,000 shares of Common Stock vested on each of May 11, 1999 and May 11, 2000 and, immediately prior to consummation of the Offer, all remaining unvested options will fully vest pursuant to resolutions of the Board of Directors of Verio). By contract with Centennial Holdings, Inc., of which he is an officer and director, Mr. Halstedt is required to transfer any economic benefit deriving from such options to Centennial Holdings, Inc.

   The shares of Common Stock held by Mr. Allen include 81,680 shares of Common Stock that he transferred to the James C. Allen Revocable Trust. In accordance with the rules of the Exchange Act, Mr. Allen may be deemed to be the beneficial owner of such shares of Common Stock.

   On September 30, 1998, Mr. Myhren assigned to Myhren Media, Inc. the options exercisable for 60,000 shares of Common Stock which were granted to him pursuant to Verio's 1998 Non-employee Director Stock Incentive Plan and subsequent option grants to him pursuant to the plan (which include 6,000 shares granted on April 27, 2000), of which options exercisable for 20,000 shares of Common Stock vested on each of May 11, 1999 and May 11, 2000 and, immediately prior to consummation of the Offer, all remaining unvested options will fully vest pursuant to resolutions of the Board of Directors of Verio). Mr. Myhren is the President of Myhren Media, Inc. and may be deemed to indirectly beneficially own these options. Mr. Myhren disclaims beneficial ownership of these options.

   Mr. Salem holds 4,348 shares of Common Stock personally. The Navyn 2000 Securities Trust holds 147,701 shares of Common Stock. In accordance with the rules of the Exchange Act, Mr. Salem may be deemed to be the beneficial owner of such shares of Common Stock. On October 9, 1998, Mr. Salem assigned to Providence Equity Partners Inc. the options exercisable for 60,000 shares of Common Stock which were granted to him pursuant to Verio's 1998 Non-Employee Director Stock Incentive Plan and subsequent option grants to him pursuant to the plan (which include 6,000 shares granted on April 27, 2000), of which options exercisable for 20,000 shares of Common Stock vested on each of May 11, 1999 and May 11, 2000 and, immediately prior to consummation of the Offer, all remaining unvested options will fully vest pursuant to resolutions of the Board of Directors of Verio. Providence Equity Partners Inc. exercised 20,000 vested stock options on May 12, 1999. Mr. Salem is Managing Director of Providence Equity Partners Inc. and may be deemed to indirectly beneficially own these options. Mr. Salem disclaims beneficial ownership of these options.

   The shares of Common Stock held by Mr. Cahoon do not include the 43,784 shares of Common Stock held of record by Pam Fitch as Trustee of the Arthur Logan Cahoon Grantor Retained Annuity Trust dated May 29, 1998. Mr. Cahoon may be deemed to indirectly beneficially own the shares of Common Stock held by the Trust. Mr. Cahoon disclaims beneficial ownership of these shares of Common Stock. Mr. Cahoon holds Verio Warrants exercisable for 913,894 shares of Common Stock.

   The shares of Verio's common stock held by Mr. Marinkovich do not include 9,000 shares held of record by the Marinkovich Family Limited Partnership. Mr. Marinkovich may be deemed to indirectly beneficially own the shares held by the Partnership.

Transactions and Arrangements Concerning the Shares.

   To Verio's, NTT's, NTT Communication's and Purchaser's knowledge, no transactions in the Shares, except as set forth on Schedule II, have been effected during the past 60 days by Verio or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officers or directors of any subsidiary, or by NTT, NTT Communications or Purchaser or their executive officers, directors, affiliates and any associates or subsidiaries.

   Since January 1, 1998 (being the commencement of Verio's second full fiscal year preceding the date of this Offer to Purchase), no purchases of Shares were made by Verio, NTT, NTT Communications or Purchaser, except as described on Schedule II.

   Except as set forth in this Offer to Purchase, neither Verio nor, to Verio's knowledge, any of its affiliates, directors or executive officers or any person controlling Verio is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of Verio (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). See "--Related Party Transactions." Except as described in this Offer to Purchase, since January 1, 1998 (being the commencement of Verio's second full fiscal year preceding the date of this Offer to Purchase), no contracts or negotiations concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Verio, an election of directors of Verio, or a sale or other transfer of a material amount of assets of Verio has been entered into or has occurred between any affiliates of Verio, NTT, NTT Communications or the Purchaser or between Verio or any of its affiliates and any unaffiliated person. Except as described in this Offer to Purchase, since January 1, 1997 (being the commencement of Verio's third full fiscal year preceding the date of this Offer to Purchase), none of NTT, NTT Communications or Purchaser has made any underwritten public offering of the Shares that was (i) registered under the Securities Act or (ii) exempt from registration under the Securities Act pursuant to Regulation A thereunder.

Interests of Certain Persons in the Offer and the Merger.

   Stockholders of Verio should be aware that certain officers and directors of Verio have certain interests in the Offer and the Merger, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and the Merger.

   Interest of Non-Employee Directors with Respect to Shares. Non-employee directors of Verio as a group beneficially own 1,644,453 shares of Common Stock as of May 11, 2000. Assuming that all such shares are tendered pursuant to the Offer, such persons would receive an aggregate of $98,667,180 for their shares. In addition, non-employee directors of Verio hold Stock Options or warrants to purchase an aggregate of 1,308,894 shares of Common Stock of which all such options will vest immediately prior to consummation of the Offer as described under "--Beneficial Ownership of Shares." Under the terms of the 1998 Non-Employee Director Stock Incentive Plan, the Offer would cause (i) each initial option grant that is at the time outstanding to automatically vest as to one-third of the total number of shares subject to such option, and
(ii) each subsequent option grant that is at the time outstanding to automatically vest as to all of the shares subject to such option. In connection with the approval of the transactions under the Merger Agreement, the Verio Board authorized upon consummation of the Merger (i) the complete acceleration of all unvested options for non-employee directors who have served on the Verio Board for more than one year as of the date of the corporate transaction and (ii) acceleration of the vesting of one-half of the unvested options held by directors who have served on the Verio Board for less than one year as of the date of the corporate transaction. Pursuant to this approval, vesting will accelerate with respect to one-half of the options to purchase 50,000 shares of Common Stock held by Thomas A. Marinkovich and vesting will accelerate with respect to all other outstanding options held by non-employee directors as described under "--Beneficial Ownership of Shares." Pursuant to the Merger Agreement, holders of Stock Options are entitled to receive Option Consideration equal to (A) the product of (1) the number of shares of Common Stock subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per share for the purchase of shares of Common Stock subject to such option, minus (B) all applicable federal, state and local taxes required to be withheld in respect to such payment. The non-employee directors of Verio do not own any shares of Preferred Stock.

   Interests of Executive Officers with Respect to Shares. Executive officers of Verio as a group beneficially own 3,581,846 shares of Common Stock as of May 11, 2000.* Assuming that all such shares are tendered pursuant to the Offer, such persons would receive an aggregate of $214,910,760 for their shares. In addition, executive officers of Verio hold Stock Options to purchase an aggregate of 2,926,420 shares of Common Stock of which all such options will vest immediately prior to consummation of the Offer as described under "--Beneficial Ownership of Shares." In addition, the acceleration of options to purchase 474,200 shares will be deferred pursuant to stock option deferral agreements to be entered into by such executive officers prior to consummation of the Offer as described under "--Beneficial Ownership of Shares." Executive officers will also be entitled to receive certain bonus payments in connection with such stock option deferral agreements as described further below under "--Compensation Protection Agreements and Subsequent Letter Agreements." Pursuant to the Merger Agreement, holders of Stock Options are entitled to receive Option Consideration equal to (A) the product of (1) the number of shares of Common Stock subject to such option and (2) the excess, if any, of the Offer Price over the exercise price per share for the purchase of shares of Common Stock subject to such option, minus (B) all applicable federal, state and local taxes required to be withheld in respect to such payment. The executive officers of Verio do not own any shares of Preferred Stock.

   * With regard to Justin L. Jaschke, Sean G. Brophy, Chris J. DeMarche and Peter B. Fritzinger, the number of shares of Common Stock beneficially owned by each such person includes 480 shares, 29 shares, 292 shares and 314 shares, respectively, purchased by each such person pursuant to the Verio 1998 Employee Stock Purchase Plan on May 12, 2000.

   NTT Communications Designee on Verio Board. Yukimasa Ito, an officer of NTT Communications, is a member of the Verio Board. Mr. Ito was elected to the Verio Board as NTT's designee pursuant to the Investment Agreement. See "-- Related Party Transactions." Mr. Ito did not attend or participate in the portions of the meetings of the Verio Board at which the Merger Agreement, the Offer and the Merger were considered and approved because of the conflict of interest resulting from his ties to NTT Communications.

   Compensation Protection Agreements and Subsequent Letter Agreements. During 1998 and 1999, Verio entered into compensation protection agreements with Justin L. Jaschke, Chris J. DeMarche, Carla Hamre Donelson, Sean G. Brophy, Peter B. Fritzinger, James M. Keiffer, Isabel Ehringer, Barbara L. Goworowski, Douglas R. Schneider, James P. Treuting and Mark A. Orland, each an officer of Verio. Each of the compensation protection agreements contain substantially similar terms, except that Justin Jaschke is entitled to a greater amount of severance, as described below. The compensation protection agreements are for a term of three years, subject to automatic yearly extensions. In no event will the compensation protection agreements terminate within 12 months of a change in control of Verio. For purposes of the compensation protection agreements, a "change in control" includes, among other things, any of the following:

    . An acquisition, other than directly from Verio, of any voting securities of Verio by any person immediately after which such person has beneficial ownership (as defined in the Exchange Act) of 40% or more of the combined voting power of Verio's then outstanding voting securities. In determining whether a change in control has occurred, voting securities which are acquired in a "non-control acquisition," as defined in the compensation protection agreements, do not constitute an acquisition which would cause a change in control;

    . If the individuals who, as of the date the compensation protection agreements were approved by the Verio Board, were members of the Verio Board, cease for any reason to constitute at least a majority of the Verio Board (subject to certain provisos);

    . Approval by stockholders of Verio of a merger, consolidation or reorganization involving Verio, unless such merger, consolidation or reorganization satisfies certain specified conditions;

    . Any other event that at least two-thirds of the incumbent Verio Board in its sole discretion determines constitutes a change in control; and

    . If a protected officer's employment is terminated prior to a change in control and the Verio Board determines that such termination was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change in control and who subsequently effectuates a change in control, or that such termination occurred in connection with, or in anticipation of, a change in control which actually occurs, then a change in control is considered to have occurred with respect to that protected officer immediately prior to the date of such termination.

   If the Offer is consummated, a "change in control" will be deemed to have occurred for purposes of the compensation protection agreements. As a result, in the following circumstances involving termination of employment within 12 months following such change in control, a protected officer who is so terminated will receive the following compensation and benefits:

    . If a protected officer's employment with Verio is terminated for cause or by reason of the protected officer's disability (each as defined in the compensation protection agreements), death or retirement, or by the protected officer other than for good reason (as defined in the compensation protection agreements), then Verio must pay to the protected officer accrued compensation due but not paid through the date of termination. Accrued compensation includes without limitation base salary, reimbursement for reasonable and necessary expenses incurred by the protected officer on behalf of Verio during the period ending on the termination date, and vacation pay.

    . If a protected officer's employment is terminated for any other reason than specified above, the protected officer will receive:

      .  his or her accrued compensation;

      . an amount equal to a fraction, the numerator of which is the number of days in Verio's fiscal year through the termination date and the denominator of which is 365, multiplied by the protected officer's bonus amount, which is the greater of 100% of the last annual incentive payment paid or payable to the protected officer prior to the termination date, and the protected officer's incentive target for the fiscal year in which the change in control occurs;

      . an amount equal to two times the sum of the protected officer's annual base salary in effect immediately prior to the change in control, plus the bonus amount paid pursuant to the immediately preceding provision (except that the amount paid to Mr. Jaschke will be three times that sum);

      . until the third anniversary of the termination date, the same rights with respect to benefits provided by Verio as were provided to the protected officer as of the effective date of the compensation protection agreement, or, if greater, at any time within 90 days preceding the date of the change in control; and

      . the immediate vesting and removal of all restrictions on any outstanding incentive awards granted to the protected officer under Verio's stock option and other stock incentive plans or any other incentive plan or arrangement, the immediate vesting and exercisability of all stock options and stock appreciation rights granted to the protected officer and the immediate vesting of all performance units granted to the protected officer.

   The compensation protection agreements further provide that the protected officers are not required to mitigate the amount of any payment by seeking employment or otherwise. The compensation protection agreements contain a "gross-up" provision pursuant to which any payment which would subject the protected officer to certain "golden parachute" excise taxes would include an additional gross-up payment resulting in the protected officer retaining an additional amount equal to these excise taxes.

   Simultaneously with the execution of the Merger Agreement, Verio entered into letter agreements with each officer party to a compensation protection agreement which amended the compensation protection agreements in certain respects. The letter agreements amend the compensation protection agreements to limit the circumstances under which an officer can receive the severance benefits described above due to the officer's termination of employment within 12 months following a change in control for "good reason." The letter agreements also entitle each protected officer who remains continuously employed by Verio to receive cash bonus payments thirteen months after the date the Offer is consummated and twenty-five months after the date the Offer is consummated. Each cash bonus payment will be equal to 50% of the following amount: two times the sum of (i) the protected officer's base salary in effect immediately prior to the consummation of the Offer, including amounts then deferred under Verio's qualified and non-qualified employee benefit plans, and
(ii) the greater of 100% of the last annual incentive payment paid or payable to the protected officer prior to the consummation of the Offer under Verio's cash bonus incentive plan or the protected officer's incentive target for the fiscal year in which the Offer is consummated (except that the amount paid to Mr. Jaschke will be three times that sum). The letter agreements do not affect the provisions for gross-up payments for "golden parachute" excise taxes. The amounts that may become payable to the protected officer pursuant to the benefit awards to be granted as of the Effective Time under certain retention and incentive plans to be adopted by Verio in accordance with the Merger Agreement will be reduced by the amounts of these cash bonus payments. See "-- Retention and Incentive Plan; Benefits."

   The letter agreements further provide that the protected officers' continued employment by Verio after consummation of the Offer and their participation in the incentive and retention programs thereafter are subject to the protected officers' execution prior to consummation of the Offer of agreements to remain employed by Verio immediately after the consummation of the Offer, covenants not to compete with or solicit employees of Verio and its affiliates in the United States for certain designated periods and confidentiality agreements, in each case reasonably satisfactory to NTT Communications and Verio. The letter agreements also require certain protected officers to enter into stock option deferral agreements prior to the consummation of the Offer which waive acceleration and defer vesting of 20% of the unvested options held by such protected officers that otherwise would become vested immediately prior to the consummation of the Offer. Under the option deferral agreements, the right to receive the value of the deferred options generally will vest as to one-half of the deferred options 13 months after consummation of the Offer and as to the remaining one-half 25 months after the Offer, provided the protected officer is employed by Verio on that date. The option deferral agreements also provide for the payments of bonuses to the protected officers if and when they receive payments for the value of the deferred options. The bonus payable at the end of 13 months will be 50% of the aggregate option consideration payable with respect to the deferred options vesting on such date and the bonus payable at the end of 25 months will be 100% of the aggregate option consideration payable with respect to the deferred options vesting on such date.

   The letter agreements, including the amendments to the compensation protection agreements, cease to become effective upon termination of the Merger Agreement pursuant to its terms.

2. Terms of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 4 of this Offer to Purchase on or prior to the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, June 14, 2000. We may terminate or withdraw the Offer or extend the offer from time to time, if at the then-scheduled expiration date of the Offer, the conditions to the Offer shall have not been satisfied or earlier waived. We may also extend the Offer for any period required by applicable rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer. If we extend the Offer under any of these circumstances, the term "Expiration Date" will mean the time and date at which the Offer, as so extended, will expire.

   Upon the terms and subject to the conditions of the Offer, we will purchase, as soon as permitted under the terms of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer. If, at the Expiration Date, the conditions to the Offer described in Section 13 have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, we may extend the Expiration Date for an additional period or periods of time by giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw Shares. See "Special Factors--The Merger Agreement--The Offer" and
Section 5.

   Subject to the applicable regulations of the SEC and the terms of the Merger Agreement, we also reserve the right, in our sole discretion, at any time or from time to time, to: (a) delay purchase of or, regardless of whether we previously purchased any Shares, payment for any Shares pending receipt of any regulatory or governmental approvals or expiration of the applicable regulatory or governmental waiting period specified in Section 14; (b) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in Section 13 has not been satisfied or upon the occurrence of any event specified in Section 13; and (c) except as set forth in the Merger Agreement, waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the delay, termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. We acknowledge (a) that Rule 14e-1(c) under the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that we may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 13 without extending the period of time during which the Offer is open.

   The rights we reserve in the preceding paragraph are in addition to our rights described in Section 13. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

   In the Merger Agreement, we have agreed that, without the prior written consent of Verio, we will not (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price or the Preferred Offer Price; or (c) impose conditions to the Offer other than those set forth in Section 13, or modify the conditions to the Offer (other than to waive any condition to the Offer to the extent permitted by the Merger Agreement), (d) except as provided in the Merger Agreement, extend the Offer, (e) change the form of consideration payable in the Offer or (f) amend any other term of the Offer in a manner adverse to the holders of Shares.

   If we make a material change in the terms of the Offer, or if we waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum 10 business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, we decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the 10th business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, we will extend the Offer at least until the expiration of such period of 10 business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

   The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition.

   Consummation of the Offer is also conditioned upon expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), the period of time for any applicable review process by CFIUS (as defined in Section 14) under the Exon-Florio Amendment (as defined in Section
14) having expired and CFIUS not having taken any action or made any recommendation to the President of the United States to block or prevent the consummation of the Offer or the Merger, and the other conditions set forth in
Section 13. We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, we may, without the consent of Verio, elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement; (b) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, accept for payment all Shares so tendered; or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. In the event that we waive any condition set forth in Section 13, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that we disseminate information concerning such waiver.

   Verio has provided us with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. We will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares and we will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

3. Acceptance for Payment and Payment for Shares.

   Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of the Offer as so extended or amended), we will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section 13. In addition, subject to applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 14.

   For information with respect to regulatory approvals that we are required to obtain prior to the completion of the Offer, see Section 14.

   In all cases, we will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 4; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

   The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

   For purposes of the Offer, we will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn if, as and when we give oral or written notice to the Depositary of our acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to validly tendering stockholders.

   Under no circumstances will we pay interest on the purchase price for Shares, regardless of any extension of the Offer or any delay in making such payment.

   If we do not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, we will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 4, the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

   If, prior to the Expiration Date, we increase the price offered to holders of shares of Common Stock or holders of shares of Preferred Stock in the Offer, we will pay the increased price to all holders of shares of Common Stock or holders of shares of Preferred Stock, as the case may be, that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

   We reserve the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of our wholly owned subsidiaries the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer.

4. Procedures for Accepting the Offer and Tendering Shares.

   Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees or an Agent's Message in connection with a book-entry delivery of Shares and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (a) you must deliver Share Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

   The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Share Certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

   Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the shares of Common Stock and the shares of Preferred Stock at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and signed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

   Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

   Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

   If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

   If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

   Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

    (a) your tender is made by or through an Eligible Institution;

    (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

    (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange is open for business.

   You may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

   Notwithstanding any other provision of the Offer, we will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

   Backup Federal Income Tax Withholding. Under the backup federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those stockholders pursuant to the Offer. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal.

   Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint our designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Shares that you tender and that we accept for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when we accept your Shares for payment in accordance with the terms of the Offer. Upon such acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Our designees will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they in their sole discretion may deem proper at any annual or special meeting of Verio's stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of stockholders.

   Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.

   Our interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by us. None of NTT, NTT Communications, Purchaser or any of their affiliates or assigns, the Dealer Managers, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

   Our acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

5. Withdrawal Rights.

   Except as described in this Section 5, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, Shares may also be withdrawn at any time after July 15, 2000.

   If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or we are unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to our rights set forth in this document, the Depositary may, nevertheless, on our behalf, retain Shares that you have tendered, and you may not withdraw your Shares except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 5. Any such delay will be by an extension of the Offer to the extent required by law.

   In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, you must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and an Eligible Institution must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in
Section 4, the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 4.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. None of NTT, NTT Communications, Purchaser or any of their affiliates or assigns, the Dealer Managers, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

6. Material Federal Income Tax Consequences.

   Your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For federal income tax purposes, if you sell or exchange your Shares for cash in the Offer or the Merger, you would generally recognize gain or loss equal to the difference between the amount of cash received and your tax basis for the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset) and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held the Shares for more than one year or will be short term if, as of such date, you have held the Shares for one year or less. The excess of net long-term capital gains over net short-term capital losses is currently taxed at a maximum federal income tax rate of 20% for noncorporate taxpayers.

   In general, any cash received by a stockholder who exercises appraisal rights will result in the recognition of capital gain or loss. Any such stockholder should consult his or her own tax advisor.

   The discussion above may not be applicable to certain types of stockholders, including stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code (such as insurance companies, tax-exempt entities and regulated investment companies).

   The federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including federal, state, local and foreign tax consequences.

7. Price Range Of The Shares.

   Common Stock. According to Verio's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999, the shares of Common Stock are principally traded on the Nasdaq National Market ("Nasdaq") under the symbol "VRIO." The following table sets forth, for the periods indicated, the reported high and low sale prices for the shares of Common Stock on Nasdaq, as reported on Verio's Form 10-K for the fiscal year ended December 31, 1998 with respect to periods occurring in fiscal 1998, Verio's Form 10-K/A with respect to periods occurring in fiscal 1999 and published financial sources, with respect to periods occurring in the current fiscal year.

                                                                   High   Low
                                                                  ------ ------
Fiscal 1998
May 15, 1998 through June 30, 1998............................... $30.00 $16.50
Quarter Ended September 30, 1998.................................  31.88  18.00
Quarter Ended December 31, 1998..................................  28.75  13.00

                                                                     High   Low
                                                                     ----- -----
Fiscal 1999
Quarter Ended March 31, 1999........................................ 28.61 10.50
Quarter Ended June 30, 1999......................................... 29.00 20.81
Quarter Ended September 30, 1999.................................... 42.50 24.81
Quarter Ended December 31, 1999..................................... 55.63 27.50
Fiscal 2000
Quarter Ending March 31, 2000....................................... 84.94 41.44
Quarter Ending June 30, 2000 (through May 16, 2000)................. 58.31 23.69

   On May 5, 2000, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price per share of Common Stock on Nasdaq was $35 15/16. On May 16, 2000, the last full day of trading prior to the commencement of the Offer, the reported closing price per share of Common Stock on Nasdaq was $57 3/8.

   Stockholders are urged to obtain current market quotations for the shares of Common Stock.

   Verio has never paid dividends on the shares of Common Stock. Under the terms of the Merger Agreement, Verio is not permitted to declare or pay dividends with respect to the shares of Common Stock without the written consent of NTT Communications.

   Preferred Stock. The shares of Preferred Stock are not traded on any securities exchange. The following table sets forth, for the periods indicated, the high and low bid prices for the shares of Preferred Stock in the over the counter market.

                                                                   High   Low
                                                                  ------ ------
Fiscal 1999
November 1, 1999 through December 31, 1999....................... $62.01 $50.45
Fiscal 2000
Quarter Ended March 31, 2000.....................................  87.63  54.73
Quarter Ended June 30, 2000 (through May 11, 2000)...............  61.43  31.49

   Verio has never paid dividends on its shares of Preferred Stock. Holders of Preferred Stock as of the applicable date have received payments from the Deposit Account in the amount of $.8438 per share on November 1, 1999, February 1, 2000 and May 1, 2000. See "Special Factors--Preferred Stock."

   After August 1, 2000, the holders of Preferred Stock will be entitled to receive cumulative dividends on each share of Preferred Stock at a rate per annum equal to 6.75% of the liquidation preference of $50.00 per share, payable quarterly in arrears on each November 1, February 1, May 1 and August
1. Verio has the option to pay all or a portion of the dividends due on the Preferred Stock through the issuance of shares of Common Stock based on the market value of shares of Common Stock on the applicable record date.

8. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations.

   Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

   Nasdaq Quotation of Common Stock. Depending upon the number of shares of Common Stock purchased pursuant to the Offer, the Common Stock may no longer meet the standards for continued inclusion in Nasdaq. According to published guidelines, the Common Stock would not be eligible for continued inclusion if the Common Stock fails to substantially meet, among other things, the following standards: (i) 200,000 publicly held shares of Common Stock, (ii) market value of publicly held shares of Common Stock of $1 million, and (iii) 400 holders of shares of Common Stock or 300 holders of shares of Common Stock of round lots. If these standards are not met, the Common Stock might nevertheless continue to be included in the Nasdaq Small Cap Market, but if, among other things, the number of holders of shares of Common Stock falls below 300, or if the number of publicly held shares of Common Stock falls below 100,000, or if the aggregate market value of such publicly held shares of Common Stock falls below $200,000 or if there are not at least two market makers (one of which may be a market maker entering a stability bid), Nasdaq rules provide that the Common Stock would no longer qualify for inclusion in Nasdaq and Nasdaq would cease to provide any quotations. Shares of Common Stock held, directly or indirectly, by an officer or director of the Company, or by any beneficial owner of more than 10% of the shares of Common Stock, ordinarily will not be considered as being publicly held for this purpose.

   If the Common Stock is no longer eligible for Nasdaq quotation, quotations might still be available from other sources. The extent of the public market for the shares of Common Stock and the availability of such quotations would, however, depend upon the number of holders of such shares of Common Stock remaining at such time, the interest in maintaining a market in such shares of Common Stock on the part of securities firms, the possible termination of registration of such shares of Common Stock under the Exchange Act as described below and other factors.

   Exchange Act Registration. The shares of Common Stock are currently registered under the Exchange Act. The purchase of the shares of Common Stock pursuant to the Offer may result in the shares of Common Stock becoming eligible for deregistration under the Exchange Act. Registration of the shares of Common Stock may be terminated upon application by Verio to the SEC if the shares of Common Stock are not listed on a "national securities exchange" and there are fewer than 300 record holders of shares of Common Stock. Termination of registration of the shares of Common Stock under the Exchange Act would substantially reduce the information that Verio would be required to furnish to its stockholders and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to Verio. If the shares of Common Stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to Verio. In addition, the ability of "affiliates" of Verio and persons holding "restricted securities" of Verio to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act, may be impaired or, with respect to certain persons, eliminated. If registration of the shares of Common Stock under the Exchange Act were terminated, the shares of Common Stock would no longer be "margin securities" or eligible for stock exchange listing or Nasdaq reporting. We believe that the purchase of the shares of Common Stock pursuant to the Offer may result in the shares of Common Stock becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Verio to make an application for termination of registration of the shares of Common Stock as soon as possible after successful completion of the Offer if the shares of Common Stock are then eligible for such termination.

   If registration of the shares of Common Stock is not terminated prior to the Merger, then the registration of the shares of Common Stock under the Exchange Act and the listing of the shares of Common Stock on the Nasdaq will be terminated following the completion of the Merger.

   Margin Regulations. The shares of Common Stock are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which have the effect, among other things, of allowing brokers to extend credit on the collateral of the shares of Common Stock for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the shares of Common Stock and the number and market value of publicly held shares of Common Stock, following the purchase of shares of Common Stock pursuant to the Offer, the shares of Common Stock might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the shares of Common Stock under the Exchange Act were terminated, the shares of Common Stock would no longer constitute "margin securities."

9. Certain Information Concerning Verio.

   Verio's principal executive offices are located at 8005 South Chester Street, Suite 200, Englewood, Colorado 80112. Its telephone number at such offices is (303) 645-1900. The following description of Verio and its business has been taken from Verio's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1999 and is qualified in its entirety by reference to Verio's Form 10-K/A:

   Verio is the world's largest operator of Web sites for businesses and a leading provider of comprehensive Internet services with an emphasis on serving the small and medium sized business market. Verio offers customers a broad range of Internet solutions, including:

  . Telecommunication circuits--permitting customers to make connections to and transmit data over the Internet.

  . Web hosting services--providing customers with a presence on the Internet in the form of a Web site. Verio offers a complete suite of Web hosting services, including shared and dedicated server hosting for customers who prefer that it provide the server hardware, as well as co-location services where customers bring their own servers to a Verio data center.

  . Domain name registration--providing a fast, on-line process for customers to reserve their personalized Web address (such as www.yourcompany.com).

  . Electronic commerce services--enabling customers to conduct transactions with their customers and vendors over the Internet.

  . Application hosting services--providing customers with the functionality and features of business-focused software and database applications on a shared or rented basis via the Internet. These applications support and automate office systems and business processes, such as financial reporting, payroll, sales order entry, shipping, inventory management and customer service systems.

  . Secure Internet communication links--permitting customers to establish "virtual private networks" in order to engage in private and secure Internet communication with their employees, vendors, customers and suppliers.

  . Other enhanced value Internet services, such as automated Web site development tools and templates.

   Since its incorporation in March 1996, Verio has grown rapidly, establishing a global presence through the acquisition, integration and organic growth of over 50 local, regional, national and international providers of Internet connectivity, Web hosting and other enhanced value Internet products and services. Verio integrates the operations it acquires onto its national network and common administrative support services in order to capture economies of scale, derive operational efficiency and control, and improve the quality, consistency and scalability of its services. Currently,

Verio provides Web hosting services to customers in over 170 countries and offers locally based sales and engineering support for its Internet services in 41 of the top 50 metropolitan statistical areas in the U.S. Verio is now the largest Web hosting company in the world based on the number of domain names--such as your company.com--that it hosts.

   Verio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549, or at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Verio's SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov.

   Although we have no knowledge that any such information is untrue, we take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Verio or any of its subsidiaries or affiliates or for any failure by Verio to disclose events which may have occurred or may affect the significance or accuracy of any such information.

   Set forth below is certain summary consolidated financial data with respect to Verio excerpted or derived from financial information contained in Verio's Annual Report on Form 10-K/A for the year ended December 31, 1999 and Quarterly Report on Form 10-Q for the three months ended March 31, 2000. Verio's audited consolidated balance sheets as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999 and Verio's unaudited consolidated balance sheets as of March 31, 1999 and 2000, and the related consolidated statements of operations and comprehensive loss, stockholders equity and cash flows for the quarters ended March 31, 1999 and 2000 are filed as exhibits to our Schedule TO and incorporated by reference herein.

                          PERIOD FROM
                           INCEPTION
                           (MARCH 1,                                           QUARTER    QUARTER
                            1996) TO    YEAR ENDED   YEAR ENDED   YEAR ENDED    ENDED      ENDED
                          DECEMBER 31, DECEMBER 31, DECEMBER 31, DECEMBER 31, MARCH 31,  MARCH 31,
                              1996         1997         1998         1999       1999       2000
                          ------------ ------------ ------------ ------------ ---------  ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Total revenue...........    $ 2,365     $  35,692    $ 120,653    $  258,336  $  55,124  $  81,140
Total costs and
 expenses...............      8,645        75,981      211,671       376,403     84,656    128,256
Loss from operations....     (6,280)      (40,289)     (91,018)     (118,067)   (29,532)   (47,116)
Loss before
 extraordinary item.....     (5,122)      (46,069)    (111,854)     (181,906)   (45,112)   (66,950)
Net loss................     (5,122)      (46,069)    (121,955)     (181,906)   (45,112)   (66,950)
Net loss attributable to
 common stockholders....     (5,145)      (46,329)    (122,042)     (192,774)   (45,112)   (73,025)
Loss per common share--
 basic and diluted:
Loss per common share
 before extraordinary
 item...................      (2.65)       (20.24)       (2.62)        (2.56)     (0.62)     (0.93)
Loss per common share...      (2.65)       (20.24)       (2.85)        (2.56)     (0.62)     (0.93)
Weighted average common
 shares outstanding --
 basic and diluted......      1,944         2,290       42,752        75,372     72,896     78,438
BALANCE SHEET DATA
Cash and cash
 equivalents............    $66,467     $  62,662    $ 433,424    $  506,055  $ 204,975  $ 496,232
Securities available for
 sale...................        --          9,924      143,963       358,969    133,623    338,640
Restricted cash and
 securities.............        --         40,554       14,805        20,481     15,356     14,388
Goodwill, net...........      8,736        83,216      236,696       546,936    480,610    531,165
Total assets............     82,628       246,471      933,712     1,763,724  1,025,353  1,783,672
Long-term debt and
 capital lease
 obligations, net of
 discount...............        106       142,321      674,618     1,086,681    680,295  1,094,283
Redeemable preferred
 stock..................     76,877        97,249          --            --         --         --
Stockholders' equity
 (deficit)..............     (4,055)      (27,001)     202,681       533,123    229,678    534,174
SUPPLEMENTAL FINANCIAL
 DATA:
EBITDA..................    $(5,611)    $ (29,665)   $ (51,292)   $   (8,562) $  (7,918) $  (9,960)
Cash flows used by
 operations.............     (2,326)      (35,323)     (64,239)      (69,579)    (9,721)   (32,825)
Cash flows used by
 investing activities...     (9,123)     (130,254)    (284,891)     (591,666)  (216,284)    (9,997)
Cash flows from
 financing activities...     77,916       161,772      719,892       733,876     (2,444)    32,999
Capital expenditures....      3,430        14,547       23,058       146,840       14.8       64.3
Cash dividends on common
 stock..................        --            --           --            --         --         --

   The book value per share of Verio's Common Stock as of March 31, 2000 was $2.35. Book value per share of Verio's Common Stock was derived by dividing (i) assets minus liabilities minus Preferred Stock by (ii) number of shares of Common Stock outstanding.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                (In Thousands)

                             Period
                              from
                            Inception                                  Three-Months
                         (March 1, 1996)        Year Ended                 Ended
                               to              December 31,              March 31,
                          December 31,   ---------------------------  ----------------
                              1996        1997      1998      1999     1999     2000
                         --------------- -------  --------  --------  -------  -------
Pre-tax loss from
 continuing operations
 before adjustments for
 minority interests in
 consolidated
 subsidiaries or income
 or loss from equity
 investees..............     (5,802)     (47,993) (112,336) (181,906) (45,112) (66,950)
Add:
 Interest on debt.......        115       11,826    35,946    87,163   20,358   31,794
 Interest portion of
  rentals ( 1/3
  interest expense).....         43          619     1,349     3,859      845    1,396
 Amortization of debt
  issuance costs........        175          178     1,358     2,570      717      932
                             ------      -------  --------  --------  -------  -------
   Earnings (loss)
    available for fixed
    charges.............     (5,469)     (35,370)  (73,683)  (88,294) (23,192) (32,828)
                             ======      =======  ========  ========  =======  =======
Fixed charges:
 Interest on debt.......        115       11,826    35,946    87,183   20,358   31,794
 Interest portion of
  rentals
  ( 1/3 interest
  expense)..............         43          619     1,349     3,859      845    1,396
 Amortization of debt
  issuance costs........        175          178     1,358     2,570      717      932
 Preferred stock
  dividend requirements
  of Verio..............         23          260        87    10,868       --    6,075
                             ------      -------  --------  --------  -------  -------
   Total fixed charges..        356       12,883    38,740   104,480   21,920   40,197
                             ======      =======  ========  ========  =======  =======
Ratio of earnings to
 fixed charges..........        NM*          NM*       NM*       NM*      NM*      NM*
Deficiency..............     (5,825)     (48,253) (112,423) (192,774) (45,112) (73,025)
                             ======      =======  ========  ========  =======  =======

--------
* NM--not meaningful due to losses in each period.

   Year 2000 Budget Projections. Verio does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data. However, Verio, as part of its Year 2000 budget, in January, 2000, provided to the members of the Verio Board, including Mr. Ito, the designee of NTT on the Verio Board, certain non-public projections for the year 2000 (the "Year 2000 Budget Projections").

   The Year 2000 Budget Projections were prepared by Verio solely for internal use and not for publication. The Year 2000 Budget Projections were not prepared with a view to complying with the published guidelines of the SEC regarding projections or with the American Institute of Certified Public Accountants Guide for Prospective Financial Statements. Neither Verio's independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the Year 2000 Budget Projections. The Year 2000 Budget Projections do not reflect any of the effects of the Offer, the Merger or other changes that in the future may be deemed appropriate in light of the circumstances then existing. The Year 2000 Budget Projections are included in this Offer to Purchase only because they were furnished to Mr. Ito.

   The Year 2000 Budget Projections necessarily are based upon numerous estimates and assumptions that are inherently subject to significant economic, industry and competitive risks, uncertainties and contingencies, including industry performance, general business and economic conditions, and other matters, all of which are difficult to predict and many of which are beyond the control of Verio. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher, or lower, than those projected. The inclusion of this forward-looking information should not be regarded as fact or an indication that NTT, NTT Communications, Purchaser or Verio or anyone who received this information considered it a reliable predictor of future results, and this information should not be relied on as such. None of NTT, NTT Communications, Purchaser or Verio assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts. Verio does not intend to update or revise the Year 2000 Budget Projections.

   The following are the Year 2000 Budget Projections:

                          Quarter  Quarter                  Quarter
                           Ended    Ended   Quarter Ended    Ended
                         March 31, June 30, September 30, December 31, Year 2000
                           2000      2000       2000          2000       Total
                         --------- -------- ------------- ------------ ---------
                                             ($ in millions)
Revenue.................   $ 84      $ 98       $117          $142       $ 442
Cost of Goods Sold......     24        26         29            33         112
Operating Expense.......     67        77         82            92         317
EBITDA..................     (7)       (5)         6            17          12
Net Income..............    (76)      (80)       (75)          (69)       (300)
Preferred Stock
 Dividend...............     (6)       (6)        (6)           (6)        (24)
Net Income Attributable
 to Common
 Stockholders...........    (82)      (86)       (81)          (75)       (324)

10. Certain Information Concerning NTT, NTT Communications and Purchaser.

   NTT, through its subsidiaries, is the largest provider of telecommunications services in Japan and operates one of the largest telephone networks in the world. Its predominant business is providing nationwide telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, ISDN (Integrated Services Digital Network) services, sale of telecommunication equipment and other services.

   The principal executive offices of NTT are located at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan; telephone number: 011-81-3-5205-5111.

   NTT Communications, a limited liability joint stock company incorporated under the laws of Japan, is a wholly owned subsidiary of NTT. NTT
Communications' principal business is providing international and long distance telecommunications services and data transmission services. The principal executive offices of NTT Communications are located at 1-1-6 Uchisaiwai-cho, 1 Chiyoda-ku, Tokyo 100-8019, Japan; telephone number: 011-81-3-3500-8111.

   Purchaser was formed in April, 2000 solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. The principal executive offices of Purchaser are located at 101 Park Avenue, 41st Floor, New York, NY 10178; telephone number: (212) 661-0810.

   The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of NTT, NTT Communications and Purchaser are set forth in
Schedule I.

   NTT files Forms 20-F, Forms 6-K and other documents with the SEC relating to its business, financial condition and other matters. You may inspect or copy these reports and other information at the SEC's public reference facilities and they should be available for inspection in the same manner as set forth with respect to Verio in Section 9.

11. Source and Amount of Funds.

   NTT Communications estimates that the total amount of funds required to purchase all of the Shares pursuant to the Offer will be approximately $5.1 billion (which amount excludes related fees and expenses). See Section 15 "Fees and Expenses." NTT Communications expects to obtain funds to consummate the Offer from working capital, borrowings from lenders on a secured or unsecured basis and from other sources that may be available to NTT Communications, or some combination of the foregoing. No decision has been made concerning which of the foregoing sources NTT Communications will utilize. Such decision will be based on NTT Communication's review from time to time of the advisability of particular options, as well as prevailing interest rates and financial and other economic conditions and such other factors as NTT Communications may deem appropriate. We will file an amendment to our Schedule TO promptly after any such decision is made. Purchaser will obtain the funds to purchase Shares in the Offer and the Merger directly or indirectly from NTT Communications. The Offer is not conditional on obtaining financing.

12. Dividends and Distributions.

   The Merger Agreement provides that neither Verio nor any of its subsidiaries shall, without the prior written consent of NTT Communications,
(i) other than dividends paid by wholly owned subsidiaries and dividends which holders of Preferred Stock are entitled to receive under Verio's Certificate of Incorporation and payments with respect to the shares of Preferred Stock required to be made under the deposit agreement relating to the shares of Preferred Stock, declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, (ii) other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Verio (other than shares of Preferred Stock upon the conversion thereof and other than repurchases of shares of Common Stock pursuant to agreements with holders of options who, in accordance with the terms hereof, exercised such options prior to the normal vesting date subject to a repurchase option in favor of Verio) or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

13. Conditions of the Offer.

   Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) the Minimum Condition shall have been satisfied, (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated prior to the expiration date of the Offer, and (iii) the period of time for any applicable review process by CFIUS (as defined in Section 14) under the Exon-Florio Amendment (as defined in Section 14) shall have expired and CFIUS shall not have taken any action or made any recommendation to the President of the United States to block or prevent the consummation of the Offer or the Merger. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists (other than as a result of any action or inaction of NTT Communications or any of its subsidiaries that constitutes a breach of the Merger Agreement):

    (a) there shall be threatened or pending by any Governmental Entity (as defined in the Merger Agreement) any suit, action or proceeding (i) challenging the acquisition by NTT Communications or Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from Verio, NTT Communications or Purchaser any damages that, if awarded, would have a Material Adverse Effect (as defined below) on Verio, (ii) seeking to prohibit or materially limit the ownership or operation by Verio, NTT Communications or any of their respective subsidiaries of a material portion of the business or assets of Verio and its subsidiaries, taken as a whole, or NTT Communications and its subsidiaries, taken as a whole, or to compel Verio or NTT Communications to dispose of or hold separate any material portion of the business or assets of Verio and its subsidiaries, taken as a whole, or NTT Communications and its subsidiaries, taken as a whole, in each case, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of NTT Communications or Purchaser to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock to be accepted for payment pursuant to the Offer, including the right to vote such shares of Common Stock on all matters properly presented to the stockholders of Verio, (iv) seeking to prohibit NTT Communications or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of Verio or its subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect on Verio, or there shall be pending by any other person any suit, action or proceeding which would have a Material Adverse Effect on Verio;

    (b) there shall be enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger by any Governmental Entity any statute, rule, regulation, judgment, order or injunction, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or any applicable waiting periods under any foreign laws enacted as of the date of the Merger Agreement, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

    (c) there shall have occurred any Material Adverse Change (as defined below) with respect to Verio;

    (d) (i) the Verio Board or any committee thereof shall have withdrawn or modified in a manner adverse to NTT Communications or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or (ii) the Verio Board or any committee thereof shall have resolved to take any of the foregoing actions;

    (e) the representations and warranties of Verio set forth in the Merger Agreement shall not be true and correct in each case at the date of the Merger Agreement and at the scheduled or extended expiration of the Offer unless the inaccuracies (without giving effect to any materiality or Material Adverse Effect qualifications or exceptions contained therein) under such representations and warranties, taking all the inaccuracies under such representations and warranties together in their entirety, do not, individually or in the aggregate, result in a Material Adverse Effect on Verio or unless such inaccuracies are as a result of actions expressly permitted by the provisions of the Merger Agreement described under "Special Factors--The Merger Agreement--Covenants Relating to the Conduct of Business;"

    (f) Verio shall have failed to perform any obligation or to comply with any agreement or covenant of Verio to be performed or complied with by it under the Merger Agreement (other than any failures which would not have, either individually or in the aggregate, a Material Adverse Effect on Verio), which failure to perform or comply, if capable of being cured, continues for more than 20 business days after the giving of written notice to Verio;

    (g) any person or "group" (as defined in Section 13(d)(3) of the Exchange
 Act), other than NTT Communications, Purchaser or their affiliates or any group of which any of them is a member, shall have acquired or announced its intention to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 30% or more of the shares of Common Stock;

    (h) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on prices for, securities on Nasdaq or any national securities exchange in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Japan or (iii) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that materially adversely affects, the extension of credit by banks or other lending institutions, or (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Japan which in any case is reasonably expected to have a Material Adverse Effect on Verio or to materially adversely affect NTT Communications' or Purchaser's ability to complete the Offer and/or the Merger or materially delay the consummation of the Offer and/or the Merger; or

    (i) the Merger Agreement shall have been terminated in accordance with its terms.

   "Material Adverse Change" or "Material Adverse Effect" means any change or effect that is or could reasonably be expected (as far as can be foreseen at the time) to be materially adverse to the business, operations, properties or results of operations or the condition (financial or otherwise), with all such matters being considered in the aggregate, of Verio and its subsidiaries, taken as a whole; provided, that none of the following shall be deemed, either alone or in combination, to have or constitute a Material Adverse Effect on or a Material Adverse Change with respect to Verio: (i) changes in the market price or trading volume of Verio's securities, (ii) conditions generally affecting the internet service provider or web hosting industries, (iii) general economic and business conditions, and (iv) any disruption of employee, customer, supplier or other similar relationships, or other events or circumstances arising out of or resulting from actions contemplated by Verio, NTT Communications and Purchaser in connection with, or which are attributable to, the execution and announcement of the Merger Agreement or the identity of NTT Communications.

   The foregoing conditions are for the sole benefit of NTT Communications and Purchaser and may, subject to the terms of the Merger Agreement, be waived by NTT Communications and Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by NTT Communications or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14. Legal Matters; Required Regulatory Approvals.

   Except as set forth in this Offer to Purchase, based on our review of publicly available filings by Verio with the SEC and other information regarding Verio, we are not aware of any licenses or regulatory permits that appear to be material to the business of Verio and its subsidiaries, taken as a whole, and that might be adversely affected by our acquisition of Shares in the Offer. In addition, except as described in this Offer to Purchase, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of the Shares. Should any such approval or other action be required, we expect to seek such approval or action, except as described below under "State Takeover Laws." Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Verio's or its subsidiaries' businesses, or that certain parts of Verio's, NTT's, or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, we may not be required to purchase any Shares in the Offer. See Introduction and
Section 13 for a description of the conditions to the Offer.

   State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the Board of Directors of such corporation prior to such date. The Verio Board has approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger. A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See
Section 13.

   Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust

Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to our acquisition of Shares in the Offer and the Merger.

   Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. We expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than May 30, 2000, and, in that event, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about June 14, 2000, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from us, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Verio is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Verio's failure to make those filings nor a request made to Verio from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares in the Offer and the Merger. At any time before or after our purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of NTT, Verio or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. See Section 13.

   Based upon an examination of publicly available information relating to the businesses in which Verio is engaged, we believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, we cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13.

   Exon-Florio Amendment. Section 721 of the Defense Production Act of 1950, as amended (the "Exon-Florio Amendment") authorizes the President of the United States or his designee to make an investigation to determine the effects on national security of mergers, acquisitions and takeovers by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The President has delegated authority to investigate proposed transactions to the Committee on Foreign Investment in the United States ("CFIUS").

   Reviews under the Exon-Florio Amendment are made in accordance with the following timetable: (i) within 30 days following the receipt by CFIUS of written notification of a proposed acquisition, CFIUS must determine whether to commence an investigation; (ii) if CFIUS commences an investigation, it must complete the investigation and submit a report and recommendation to the

President within 45 days following the determination to commence an investigation; and (iii) the President has 15 days following the completion of the investigation to take action to suspend or prohibit the relevant acquisition.

   In order for the President to exercise his authority to suspend or prohibit an acquisition, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security and (ii) that provisions of law other than the Exon-Florio Amendment and the International Emergency Economic Powers Act do not provide adequate and appropriate authority for the President to protect the national security in connection with the acquisition. The President's actions are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Exon-Florio Amendment.

   Absent certain conditions, the Exon-Florio Amendment does not obligate the parties to an acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted, then the transaction remains indefinitely subject to review by the President under the Exon-Florio Amendment.

   NTT Communications and Verio plan to file with CFIUS a joint notice of the transactions contemplated by the Merger Agreement. Although NTT Communications believes that the transactions contemplated by the Merger Agreement should not raise any national security concerns, there can be no assurance that CFIUS will not determine to conduct an investigation of the proposed transaction and, if an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse to NTT Communications, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer. See Section 13.

   Certain Foreign Laws. Verio and certain of its subsidiaries derive revenues from several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Purchaser is seeking further information regarding the applicability of any such laws and currently intends to take such action as may be required or desirable.

   Certain Litigation Matters. Four lawsuits have been filed in the Chancery Court in and for New Castle County, Delaware by plaintiffs seeking to assert claims on behalf of a class of all stockholders of Verio. A fifth lawsuit has been filed in the Colorado State District Court. Each lawsuit names as defendants Verio and members of the Verio Board, and alleges that the Verio Board breached its fiduciary duties to the Verio stockholders by entering into the Merger Agreement allegedly at an inadequate price and without conducting an adequate process. Three of the complaints additionally name NTT as a defendant, and allege that NTT aided and abetted the Verio Board's alleged breaches. Plaintiffs claim to seek injunctive relief against the transaction and/or damages. Verio and NTT believe that these suits are without merit and intend to defend the claims vigorously.

15. Fees and Expenses.

   Purchaser and NTT Communications have retained Deutsche Bank and Merrill Lynch to act as Dealer Managers in connection with the Offer. Purchaser has also agreed to indemnify Deutsche Bank and Merrill Lynch against certain liabilities and expenses in connection with its engagement, including liabilities under the federal securities laws.

   Purchaser and NTT Communications have retained Morrow & Co., Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. We will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. We have agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

   In addition, Purchaser and NTT Communications have retained Norwest Bank Minnesota, N.A. as the Depositary. Purchaser and NTT Communications will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the federal securities laws.

   The following is an estimate of fees and expenses to be incurred by Purchaser in connection with the Offer:

   Financial Advisors.............................................. $20,000,000
   Legal...........................................................   2,000,000
   Printing........................................................     250,000
   Advertising.....................................................     105,000
   Filing..........................................................   1,176,180
   Depositary......................................................       6,000
   Information Agent (including mailing)...........................      40,000
   Miscellaneous...................................................      22,820
                                                                    -----------
                                                                    $23,600,000
                                                                    ===========

   Except as described in "Special Factors--The Merger Agreement--Fees and Expenses", Verio will not pay any of the fees and expenses to be incurred by us in connection with the Offer.

   Except as set forth above, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

16. Miscellaneous.

   We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. Our Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in Section 9 with respect to information concerning Verio.

   We have not authorized any person to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on any such information or representation as having been authorized.

   Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of NTT, NTT Communications, Purchaser, Verio or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

                              CHASER ACQUISITION, INC.

May 17, 2000

                                                                     SCHEDULE I

                 DIRECTORS AND EXECUTIVE OFFICERS OF NTT, NTT
                         COMMUNICATIONS AND PURCHASER

Directors and Executive Officers of NTT

   The name, present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers (or their Japanese equivalents) of NTT are set forth below. Unless otherwise indicated below an individual's name, each individual listed below has a business address of 3-1 Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. Each individual listed below is a citizen of Japan.

  Name                                       Principal Occupation
  ====                                       --------------------
Shigeo Sawada................ Chairman and Representative Director from June
                              1996 to Present; Senior Executive Vice President,
                              Senior Executive Manager of Service Marketing and
                              Support Headquarters, 1-6 Uchisaiwai-cho 1-chome,
                              Chiyoda-ku, Tokyo, Japan from July 1993 to June
                              1996.
Jun-ichiro Miyazu............ President and Representative Director from June
                              1996 to Present; Senior Executive Vice President,
                              Senior Executive Manager of the Multimedia Service
                              Promotion Headquarters from July 1995 to June
                              1996; Senior Executive Vice President, Senior
                              Executive Manager of Multimedia Planning and
                              Promotion Office from June 1995 to July 1995;
                              Senior Executive Vice President, Senior Executive
                              Manager of Multimedia Planning and Promotion
                              Office from June 1994 to June 1995.
Norio Wada................... Senior Executive Vice President and Representative
                              Director from July 1999 to Present; Executive Vice
                              President and Senior Executive Manager of NTT-
                              Holding Provisional Headquarters from January 1999
                              to July 1999; Senior Executive Vice President and
                              Senior Executive Manager of Affiliated Business,
                              NTT-Holding Provisional Headquarters, 19-2 Nishi-
                              shinjuku 3-chome, Shinjuku-ku, Tokyo, Japan from
                              June 1998 to January 1999; Executive Vice
                              President and Senior Executive Manager of
                              Affiliated Business Headquarters, from June 1997
                              to June 1998; Senior Vice President and Senior
                              Executive Manager of Affiliated Business
                              Headquarters from June 1996 to June 1997; Senior
                              Vice President and General Manager of Tohoku
                              Regional Communications Sector, 2-1 Itsutsubashi
                              3-chome, Sendai-shi, Miyagi, Japan from June 1992
                              to June 1996.
Yusuke Tachibana............. Senior Executive Vice President and Representative
                              Director from July 1999 to Present; President of
                              Nippon Leisure Card-System Co., Ltd. Inc., 1-22
                              Muromachi 4-chome, Nihonbashi, Chuo-ku, Tokyo,
                              Japan from June 1996 to July 1999; Executive Vice
                              President and Chief Operating Officer, Industrial
                              Systems Sector of NTT Data Communications
                              Corporation, 3-3 Toyosu 3-chome, Koto-ku, Tokyo,
                              Japan from April 1994 to June 1996.

  Name                                       Principal Occupation
  ====                                       --------------------
Kunihiro Kato................ Senior Vice President and Director, NTT Cyber
                              Communications Laboratory Group, 1-1 Hikarinooka,
                              Yokosuka-shi, Kanagawa, Japan from July 1999 to
                              Present; Senior Vice President, NTT Cyber
                              Communications Laboratory Group, NTT-Holding
                              Provisional Headquarters from January 1999 to July
                              1999; Senior Vice President, Executive Manager of
                              NTT Multimedia System Laboratory Group and
                              Executive Director of NTT Multimedia Service
                              Promotion Headquarters from June 1997 to July
                              1999; Vice President, Senior Executive Manager of
                              NTT Multimedia System Laboratory Group, 1-2356
                              Take, Yokosuka-shi, Kanagawa, Japan from June 1996
                              to June 1997; Vice President, Executive Manager of
                              NTT Human Interface Laboratories from July 1995 to
                              June 1996; Vice President, Executive Manager of
                              Engineering Planning Headquarters from July 1993
                              to July 1995.
Kanji Koide.................. Senior Vice President, Executive Manager of
                              Department I and Director from July 1999 to
                              Present; Senior Vice President, Executive Manager
                              of Corporate Strategy Planning Office and
                              Executive Manager of Department I of NTT-Holding
                              Provisional Headquarters from January 1999 to July
                              1999; Senior Vice President and Executive Manager
                              of Marketing Strategy Department from June 1997 to
                              January 1999; Vice President and Executive Manager
                              of Marketing Strategy Promotion Department from
                              June 1996 to June 1997; Vice President and
                              Executive Manager of Marketing Strategy Department
                              from June 1995 to June 1996; Executive Manager of
                              Business Communications Headquarters, 9-1 Konan 1-
                              chome, Minato-ku, Tokyo, Japan from July 1994 to
                              June 1995.
Shigehiko Suzuki............. Senior Vice President, Director, Executive
                              Director of Department III and Executive Director
                              of Information Sharing Laboratory Group from July
                              1999 to Present; Senior Vice President, Executive
                              Director of Department III, NTT-Holding
                              Provisional Headquarters, and Executive Director
                              of Information Sharing Laboratory Group, NTT-
                              Holding Provisional Headquarters from January 1999
                              to July 1999; Senior Vice President, Deputy
                              Director General of NTT R&D Group, from July 1998
                              to January 1999; Senior Vice President, Director
                              of Telecommunication Network Laboratory Group, 9-
                              11 Midori-cho 3-chome, Musashino-shi, Tokyo, Japan
                              from June 1997 to July 1998; Vice President,
                              Director of Telecommunication Network Laboratory
                              Group, October 1996 to June 1997; Vice President,
                              Director of Network Service System Laboratories
                              from July 1996 to October 1996; Vice President,
                              Director of Network Service System Laboratories
                              from June 1995 to July 1996;

  Name                                       Principal Occupation
  ====                                       --------------------
                              Director of Network Service System Laboratories
                              from July 1994 to June 1995.
Hiromi Wasai................. Senior Vice President, Director and General
                              Manager of Business Development, NTT, Senior Vice
                              President of NTT Communications Corporation from
                              July 1999 to Present; Vice President, Executive
                              Manager, NTT-Holding Provisional Headquarters from
                              January 1999 to July 1999; Vice President, Deputy
                              General Manager of NTT-Holding Organizational
                              Office from June 1998 to January 1999; Vice
                              President, Deputy General Manager of Corporate
                              Strategy Planning Office from June 1996 to June
                              1998; Deputy General Manager of Corporate Strategy
                              Planning Office, from July 1995 to June 1996;
                              Deputy Executive Manager of Personnel Department
                              from August 1993 to July 1995.
Toyohiko Takabe.............. Senior Vice President, Executive Director of
                              Deparment V from July 1999 to Present; Vice
                              President, General Manager of Reorganization
                              Office and Executive Director of Department V,
                              NTT-Holding Provisional Headquarters from January
                              1999 to July 1999; Vice President, Executive
                              Manager, Co-ordination and Liaison Department from
                              June 1998 to January 1999; Vice General Manager of
                              Reorganization Planning Office from April 1997 to
                              June 1998; Vice President, General Manager of
                              Reorganization Planning Office, 2-3 Uchisaiwai-cho
                              2-chome, Chiyoda-ku, Tokyo, Japan from December
                              1996 to April 1997; Vice President, Senior
                              Manager, Multimedia Service Department from June
                              1996 to December 1996; Senior Manager of
                              Multimedia Service Department from July 1995 to
                              June 1996; General Manager of Multimedia Planning
                              and Promotion Office from February 1994 to July
                              1995.
Takashi Imai................. Senior Vice President of NTT Holding Company from
                              July 1999 to Present; Chairman of Japan Federation
                              of Economic Organizations, 9-4 Otemachi 1-chome,
                              Chiyoda-ku, Tokyo, Japan from May 1998 to Present;
                              Chairman, Nippon Steel Corporation, 6-3 Otemachi
                              2-chome, Chiyoda-ku, Tokyo, Japan from April 1998
                              to Present; President of Nippon Steel Corporation
                              from June 1993 to July 1999.
Yotaro Kobayashi............. Senior Vice President of NTT Holding Company from
                              July 1999 to Present; Chairman of Japan
                              Association of Corporate Executives, 4-5
                              Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan from
                              April 1999 to Present; Chairman of Fuji Xerox Co.,
                              Ltd., 17-22 Akasaka 2-chome, Chiyoda-ku, Tokyo,
                              Japan from January 1992 to Present.

Directors and Executive Officers of NTT Communications

   The name and present principal occupation or employment and material occupations or employment for the past five years of each of the directors and executive officers of NTT Communications are set forth below. Unless otherwise indicated, each individual listed below has a business address of 1-6 Uchisaiwa-cho, 1-chome, Chiyoda-ku, Tokyo 100-8019, Japan and is a citizen of Japan.

  Directors/Officers                         Principal Occupation
  ------------------                         --------------------
Masanobu Suzuki.............. President and CEO, NTT Communications,1-6
                              Uchisaiwai-cho, 1-chome Chiyoda-ku, Tokyo, Japan
                              from July 1999 to Present; Executive Vice Presi-
                              dent, Senior Executive Manager of NTT-Long Dis-
                              tance and Global Provisional Headquarters, NTT
                              from January 1999 to July 1999; Executive Vice
                              President, NTT Senior Executive Manager of Global
                              Business Headquarters, Senior Executive Manager of
                              NTT-Long Distance and Global Organizational Of-
                              fice, NTT from June 1998 to January 1999; Execu-
                              tive Vice President, Senior Executive Manager of
                              Global Business Headquarters, NTT from June 1997
                              to June 1998; Executive Vice President, Deputy Se-
                              nior Executive Manager of International Affairs
                              Headquarters, NTT from February 1997 to June 1997;
                              Executive Vice President, Executive Manager of
                              Sales & Marketing Department, Business Communica-
                              tions Headquarters, Deputy Senior Executive Man-
                              ager of International Affairs Headquarters, NTT
                              from July 1996 to February 1997; Executive Vice
                              President, Executive Manager of Sales & Marketing
                              Department, Business Communications Headquarters,
                              NTT from June 1996 to July 1996; Senior Vice Pres-
                              ident, Executive Manager of Sales & Marketing De-
                              partment, Business Communications Headquarters,
                              NTT from July 1994 to June 1996.
Tadayuki Arai................ Senior Executive Vice President, NTT Communica-
                              tions from July 1999 to Present; Executive Vice
                              President, Executive Manager of NTT-Long Distance
                              and Global Provisional Headquarters, NTT from Jan-
                              uary 1999 to July 1999; Executive Vice President,
                              Executive Manager of Public Telephone Service De-
                              partment, NTT from June 1998 to January 1999; Se-
                              nior Vice President, Executive Manager of Sales &
                              Marketing Department, Business Communications
                              Headquarters, NTT from May 1998 to June 1998; Se-
                              nior Vice President, Executive Manager of Sales &
                              Marketing Department, Business Communications
                              Headquarters, NTT from June 1995 to May 1998; Vice
                              President, Senior Manager of Service Marketing and
                              Support Headquarters, NTT from September 1994 to
                              June 1995.
Katsuya Okimi................ Senior Executive Vice President, NTT
                              Communications from October 1999 to Present;
                              Senior Executive Vice President, General Manager
                              of Global Business Division, NTT Communications
                              from July 1999 to October 1999;

  Directors/Officers                         Principal Occupation
  ------------------                         --------------------
                              Executive Vice President, Executive Manager of
                              NTT-Long Distance and Global Provisional
                              Headquarters, Executive Manager of Global Business
                              Division, NTT-Long Distance and Global Provisional
                              Headquarters, NTT from January 1999 to July 1999;
                              Executive Vice President, Executive Manager of
                              Network Strategy Planning Department, Deputy
                              Senior Executive Manager of Global Business
                              Headquarters, NTT from June 1998 to January 1999;
                              Senior Vice President, Executive Manager of
                              Network Strategy Planning Department, NTT from
                              June 1997 to June 1998; Vice President, Executive
                              Manager of Sales & Marketing Department, Business
                              Communications Headquarters, Executive Manager of
                              Visual Communications Headquarters, NTT from July
                              1996 to June 1997; Vice President, Executive
                              Manager of Sales & Marketing Department, Business
                              Communications Headquarters, NTT from July 1994 to
                              July 1996.
Mamoru Ishida................ Executive Vice President, General Manager of Solu-
                              tion Business Division, NTT Communications from
                              July 1999 to Present; Executive Vice President,
                              Executive Manager of Solution Business Division,
                              NTT-Long Distance and Global Provisional Headquar-
                              ters, Executive Manager of Business Communications
                              Department Solution Business Division, NTT from
                              January 1999 to July 1999; Senior Vice President,
                              Executive Manager of Business Communications Head-
                              quarters, Executive Manager of Sales & Marketing
                              Department, NTT from June 1998 to January 1999;
                              Vice President, Executive Manager of Sales & Mar-
                              keting Department, Business Communications Head-
                              quarters, NTT from May 1998 to June 1998; Senior
                              Vice President Executive Manager of Sales & Mar-
                              keting Department, Business Communications Head-
                              quarters, NTT from June 1997 to May 1998; Vice
                              President, Senior Manager, Sales & Marketing De-
                              partment, Business Communications Headquarters,
                              NTT from July 1995 to June 1997; Senior Manager,
                              Sales & Marketing Department, Business Communica-
                              tions Headquarters, NTT from July 1994 to July
                              1995.
Shuji Tomita................. Senior Vice President, General Manager of Media
                              Technology Factory, NTT Communications from July
                              1999 to Present; Vice President, Executive Manager
                              of Media Technology Factory, NTT-Long Distance and
                              Global Provisional Headquarters, NTT from January
                              1999 to July 1999; Vice President, Senior Manager
                              of Global Business Headquarters, NTT from July
                              1996 to January 1999; Vice President, Senior
                              Manager of New Business Development Section,
                              Affiliated Business Headquarters, NTT from June
                              1994 to July 1996.

  Directors/Officers                         Principal Occupation
  ------------------                         --------------------
Yuichi Kawamori.............. Senior Vice President, General Manager of Sales &
                              Marketing Department, Solution Business Division,
                              NTT Communications from July 1999 to Present; Vice
                              President, Executive Manager of Sales & Marketing
                              Department, Solution Business Division, NTT-Long
                              Distance and Global Provisional Headquarters,
                              Executive Manager of Strategy Planning Department,
                              Solution Business Division, NTT-Long Distance and
                              Global Provisional Headquarters, NTT from January
                              1999 to July 1999; Vice President, Executive
                              Manager of Sales & Marketing Department, Business
                              Communications Headquarters I, Executive Manager
                              of Strategy Planning Department, Business
                              Communications Headquarters I, NTT from June 1998
                              to January 1999; Vice President, Senior Manager of
                              Sales & Marketing Department, Business
                              Communications Headquarters I, Executive Manager
                              of Strategy Planning Department, Business
                              Communications Headquarters I, NTT from May 1998
                              to June 1998; Vice President, Senior Manager of
                              Sales & Marketing Department, NTT from July 1997
                              to May 1998; Senior Manager of Sales & Marketing
                              Department, NTT from June 1996 to July 1997;
                              Deputy Senior Manager, Telephone Directory
                              Department, NTT from July 1992 to June 1996.
Hideya Inoue................. Senior Vice President, General Manager of Sales &
                              Marketing Department, Solution Business Division,
                              NTT Communications from July 1999 to Present; Vice
                              President, Executive Manager of Sales & Marketing
                              Department, Solution Business Division, NTT-Long
                              Distance and Global Provisional Headquarters, NTT
                              from January 1999 to July 1999; Vice President,
                              Executive Manager of Sales & Marketing Department,
                              Business Communications Headquarters I, Executive
                              Manager of Visual Communications Sector, NTT from
                              May 1998 to January 1999; Vice President, Execu-
                              tive Manager of Sales & Marketing Department,
                              Business Communications Headquarters, Executive
                              Manager of Visual Communications Sector, NTT from
                              June 1997 to May 1998; Vice President, Executive
                              Manager of System Service Department, Business
                              Communications Headquarters, NTT from June 1996 to
                              June 1997; Executive Manager of System Service De-
                              partment, Business Communications Headquarters,
                              NTT from June 1995 to June 1996; Senior Manager of
                              System Service Department, Business Communications
                              Headquarters, NTT from March 1995 to June 1995;
                              Executive Manager, Kansai Regional Communications
                              Sector, NTT, 15 Chuobaba-cho, 3-chome Osaka-si,
                              Osaka from July 1991 to March 1995.
Isamu Satoki................. Senior Vice President, General Manager of Consumer
                              & Office Users Business Division, NTT
                              Communications

  Directors/Officers                         Principal Occupation
  ------------------                         --------------------
                              from July 1999 to Present; Vice President, Execu-
                              tive Manager of Consumer & Office Users Business
                              Division, NTT-Long Distance and Global Provisional
                              Headquarters, NTT from January 1999 to July 1999;
                              Vice President, Executive Manager of Sales & Mar-
                              keting Department, Business Communications Head-
                              quarters I, NTT from July 1998 to January 1999;
                              Executive Manager, Sales & Marketing Department,
                              Business Communications Headquarters I, NTT from
                              May 1998 to July 1998; Executive Manager, Sales &
                              Marketing Department, Business Communications
                              Headquarters, NTT from October 1997 to May 1998;
                              Senior Manager, Sales & Marketing Department,
                              Business Communications Headquarters, NTT from
                              July 1994 to October 1997.
Shunsuke Amiya............... Senior Vice President, General Manager of
                              Corporate Planning Department, General Manager of
                              Personnel Department, General Manager of Training
                              Institute, NTT Communications from July 1999 to
                              Present; Vice President, Executive Manager of
                              Corporate Planning Department, NTT-Long Distance
                              and Global Provisional Headquarters, Executive
                              Manager of Personnel Department, NTT-Long Distance
                              and Global Provisional Headquarters, Executive
                              Manager of Training Institute, NTT-Long Distance
                              and Global Provisional Headquarters, NTT from
                              January 1999 to July 1999; Vice President,
                              Executive Manager of NTT-Long Distance and Global
                              Organizational Office, NTT from July 1998 to
                              January 1999; Executive Manager of NTT-Long
                              Distance and Global Organizational Office, NTT
                              from June 1998 to July 1998; Executive Manager of
                              Reorganization Planning Office, NTT from August
                              1997 to June 1998; Deputy Executive Manager of
                              Long-Distance Communications Sector, NTT, 19-20
                              Tsukiji, 6-chome Chuo-ku, Tokyo, Japan from July
                              1996 to August 1997; Senior Manager of Network
                              Services Department, Business Communications
                              Headquarters, NTT from July 1994 to July 1996.

Yoshio Sakata................ Senior Vice President, General Manager of Network
                              Business Division, NTT Communications, from July
                              1999 to Present; Vice President, General Manager
                              of Network Business Division, NTT-Long Distance
                              and Global Provisional Headquarters, NTT from
                              January 1999 to July 1999; Vice President, Senior
                              Executive Manager, Long-distance Communications
                              Sector, NTT from July 1998 to January 1999; Senior
                              Executive Manager, Long-distance Communications
                              Sector, NTT from June 1998 to July 1998; Deputy
                              Senior Executive Manager, Long-distance
                              Communications Sector, NTT from August 1997 to
                              June 1998; General Manager, Chuo Network Center,
                              NTT from March 1995 to August 1997; General

  Directors/Officers                         Principal Occupation
  ------------------                         --------------------
                              Manager, Kochi Branch office, NTT, 5-11 Obiyacho,
                              2-chome, Kochi-shi, Kochi, Japan, from August 1992
                              to March 1995.
Hisao Iizuka................. Senior Vice President, General Manager, Corporate
                              Users Business Division, NTT Communications from
                              July 1999 to Present; Vice President, General Man-
                              ager, Corporate Users Business Division, NTT-Long
                              Distance and Global Provisional Headquarters, NTT
                              from January 1999 to July 1999; Vice President,
                              Executive Manager, Procurement and Supply Depart-
                              ment, Executive Manager, International Procure-
                              ment, NTT, 20-2 Nishishinjuku, 3-chome, Shinjuku-
                              ku, Tokyo, Japan from July 1998 to January 1999;
                              Executive Manager, Procurement & Supply Depart-
                              ment, Executive Manager, International Procure-
                              ment, NTT from June 1997 to July 1998; Executive
                              Manager, Multimedia Business Development Depart-
                              ment, NTT from July 1995 to June 1997; Executive
                              Manager, Service Planning Department, NTT from Au-
                              gust 1994 to July 1995.
Kiyoshi Isozaki.............. Executive Vice President, NTT Communications, 14-1
                              Nishishinbashi 1-chome, Minato-ku, Tokyo, Japan
                              from July 1999 to Present; Vice President, Execu-
                              tive Manager, Global Business Division, NTT-Long
                              Distance and Global Provisional Headquarters, NTT
                              from January 1999 to July 1999; Vice President,
                              Executive Manager, Global Business Division, NTT
                              from July 1998 to January 1999; President and CEO,
                              NTT Worldwide Telecommunications Corporation from
                              July 1997 to July 1998; Vice President, Executive
                              Manager, Global Business Headquarters, NTT during
                              July 1997; Vice President, Executive Manager,
                              Sales & Marketing Department, Business Communica-
                              tions Headquarters, NTT from June 1995 to July
                              1997; Vice President, Executive Manager, Sales &
                              Marketing Department, Business Communications
                              Headquarters, NTT from July 1995 to July 1997; Se-
                              nior Manager, System Development Technology Cen-
                              ter, NTT Data from August 1993 to July 1995.
Satoshi Fujita............... Senior Vice President, General Manager, Global
                              Business Division, NTT Communications from October
                              1999 to Present; Senior Vice President, NTT Commu-
                              nications from July 1999 to October 1999; Vice
                              President, Senior Manager, Global Business Divi-
                              sion, NTT-Long Distance and Global Provisional
                              Headquarters, NTT from January 1999 to July 1999;
                              Vice President, Director, Global Business Head-
                              quarters, NTT, President, Chief Executive Officer,
                              NTT Worldwide Network Corporation from October
                              1997 to January 1999; Vice President, Executive
                              Manager, Sales & Marketing Department IV, Business
                              Communications Headquarters, International Affairs
                              Department, NTT from July 1996 to October 1997;
                              Vice

  Directors/Officers                         Principal Occupation
  ------------------                         --------------------
                              President, Senior Manager, International Affairs
                              Department, NTT from June 1996 to July 1996;
                              Senior Manager, International Affairs Department,
                              NTT from June 1996 to July 1996; Deputy General
                              Manager, Shinetsu Regional Communications Sector,
                              NTT, 1137-5 Shinden-cho, Nagano-shi, Nagano from
                              July 1994 to June 1996.
Hiromi Wasai................. Senior Vice President, General Manager of Business
                              Development, NTT, Senior Vice President of NTT
                              Communications Corporation from July 1999 to
                              Present; Vice President, Executive Manager, NTT-
                              Holding Provisional Headquarters from January 1999
                              to July 1999; Vice President, Deputy General
                              Manager of NTT-Holding Organizational Office from
                              June 1998 to January 1999; Vice President, Deputy
                              General Manager of Corporate Strategy Planning
                              Office from June 1996 to June 1998; Deputy General
                              Manager of Corporate Strategy Planning Office from
                              July 1995 to June 1996; Deputy Executive Manager
                              of Personnel Department from August 1993 to July
                              1995.

Directors and Executive Officers of Purchaser

   The name and present principal occupation or employment and business address and material occupations or employment for the past five years of each of the directors and executive officers of Purchaser is set forth below. Each individual listed below is a citizen of Japan.

  Directors/Officers                         Principal Occupation
  ------------------                         --------------------
Junichi Nomura............... Presently Chairman, President and Director; Senior
                              Manager of Corporate Users Business Division, Ex-
                              ecutive Vice President of NTT PC Communications,
                              Inc. from July 1999 to Present; Senior Manager,
                              Corporate Users Business Division, NTT-Long Dis-
                              tance and Global Provisional Headquarters, from
                              January 1999 to July 1999; Senior Manager, New
                              Business Development Section Affiliated Business
                              Development Headquarters, 1-11 Shinbashi, 6-chome
                              Minato-ku, Tokyo, Japan from June 1996 to January
                              1999; Senior Manager of Group Business from July
                              1991 to July 1996.
Yoshio Katsumata............. Presently Vice President and Secretary and
                              Director; Senior Manager, Global Business Division
                              from July 1999 to Present; Senior Manager, Global
                              Business Division, NTT-Long Distance and Global
                              Provisional Headquarters from January 1999 to July
                              1999; Senior Manager, Global Business Headquarters
                              from April 1998 to July 1999; Manager, Global
                              Business Headquarters from November 1997 to April
                              1998; Manager, New Business Development Section
                              Affiliated Business Headquarters from July 1996 to
                              November 1997; Manager, New Technology & Business
                              Development Affiliated Business Development
                              Headquarters from March 1995 to July 1996.

                                                                    SCHEDULE II

   The following table sets forth information concerning transactions in Verio's Common Stock or Preferred Stock during (i) the past two fiscal years by NTT and its subsidiaries, (ii) during the past 60 days by the directors and executive officers of NTT or its subsidiaries, and (iii) during the past 60 days by Verio, its subsidiaries, their respective directors and executive officers and any pension, profit sharing or similar plan of Verio. Unless set forth below, all transactions listed below involved open-market purchases or sales of Verio's common stock.

 NTT, Subsidiaries and Directors and Executive Officers

     1. May 15, 1998--NTT purchased 8,987,757 shares of Common Stock (after giving effect to a 2 for 1 stock split on August 20, 1999) from Verio.

     2. NTT Rocky, Inc., an indirectly wholly owned subsidiary of NTT, was granted options by Verio on September 11, 1998 to purchase 60,000 shares (after giving effect to a 2 for 1 stock split on August 20, 1999) of Common Stock under Verio's 1998 Non-Employee Director Stock Incentive Plan. Options to purchase an additional 6,000 shares of Common Stock were issued by Verio to NTT Rocky, Inc. under the same Plan on April 27, 2000.

 Verio, Subsidiaries and Directors and Executive Officers

   1. On March 15, 2000, Justin L. Jaschke exercised: (i) 62,735 vested stock options under Verio's 1996 Stock Option Plan at a price per share of $1.50 and
(ii) 14,814 vested stock options under Verio's 1998 Stock Incentive Plan at a price per share of $6.75. On March 20, 2000, Mr. Jaschke exercised 14,814 vested stock options under Verio's 1998 Stock Incentive Plan at a price per share of $6.75. All of these transactions were effected in New York City.

   2. On March 17, 2000, Verio entered into an equity swap transaction in New York City with Verio, LLC, a wholly owned unrestricted subsidiary of Verio, and Salomon Brothers Holding Company Inc. pursuant to which Verio, LLC sold 640,000 shares of Common Stock at a price of $52.50 per share to Salomon Brothers Holding Company Inc. for proceeds in the amount of $33,600,000. In connection with the equity swap transaction, Verio, LLC also pledged 1,360,000 shares of Common Stock to Salomon Smith Barney Inc. pursuant to the terms of a Pledge Agreement, dated as of March 17, 2000 (the "Pledge Agreement").

   3. On March 20, 2000, Steven C. Halstedt gifted 12,000 shares of Common Stock to a donee.

   4. On April 3, 2000, James C. Allen exercised 20,000 vested stock options under Verio's 1998 Non-Employee Director Stock Incentive Plan at a price per share of $10.75. The transaction was effected in New York City.

   5. On April 5, 2000, the Verio Board of Directors authorized an additional capital contribution of 1,500,000 shares of Common Stock to Verio, LLC. On April 10, 2000, 773,000 of these 1,500,000 additional shares of Common Stock were pledged to Salomon Smith Barney Inc., pursuant to the terms of the Pledge Agreement. On April 25, 2000, the remaining 727,000 shares of Common Stock authorized for issuance to Verio, LLC were also pledged to Salomon Smith Barney Inc., pursuant to the terms of the Pledge Agreement. All of these transactions were effected in New York City.

   6. On May 12, 2000, a total of 62,915 shares of Common Stock were purchased under the Verio 1998 Employee Stock Purchase Plan for the account of participating employees of Verio, including the following executive officers, with the respective shares purchased by each executive officer set forth below: (i) Justin L. Jaschke purchased 480 shares of Common Stock at an exercise price of $34.2125 per share; (ii) Sean G. Brophy purchased 29 shares of Common Stock at an exercise price of $34.2125 per share; (iii) Chris J. DeMarche purchased 292 shares of Common Stock at an exercise price of $34.2125 per share; and (iv) Peter B. Fritzinger purchased 314 shares of Common Stock at an exercise price of $34.2125 per share. The transactions were effected in New York City.

   7. On May 15, 2000, Carla Hamre Donelson gifted 6,500 shares of Common Stock to certain donees. The transaction was effected in Englewood, Colorado.

   8. On May 16, 2000, Providence Equity Partners Inc. exercised 20,000 vested stock options under Verio's 1998 Non-Employee Director Stock Incentive Plan at a price per share of $10.75. The transaction was effected in New York City.

   9. Effective on May 17, 2000, Verio re-purchased from former Verio employee Deb M. Gahan 12,000 shares of Common Stock. The price paid by Verio for the repurchased shares was $1.50 per share, reflecting the same price Ms. Gahan paid to exercise options to purchase the 12,000 shares of Common Stock. The transaction was effected in Englewood, Colorado pursuant to repurchase rights granted to Verio in connection with the early exercise by Ms. Gahan of unvested stock options.

                                                                        Annex A

May 7, 2000

Board of Directors
Verio Inc.
8005 South Chester Street, Suite 200
Englewood, CO 80112

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $.001 per share ("Company Common Stock"), of Verio Inc. (the "Company"), and the holders of the Company's 6.75% Series A Convertible Preferred Stock, liquidation preference $50.00 per share ("Preferred Stock"), of the consideration to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of May 7, 2000 (the "Merger Agreement"), among NTT Communications Corporation ("Parent"), Chaser Acquisition, Inc. ("Sub"), a wholly owned subsidiary of Parent, and the Company. Each share of Preferred Stock is currently convertible into 1.0356 shares of Company Common Stock. Pursuant to the Merger Agreement, Sub will make an offer (the "Offer") to purchase all of the issued and outstanding shares of Company Common Stock at a price per share of $60 and any and all of the issued and outstanding shares of Preferred Stock at a price per share of $62.136, including certain additional amounts in respect of dividends in certain circumstances, in each case net to the seller in cash, without interest thereon. Pursuant to the Merger Agreement, following the consummation of the Offer, Sub will be merged (the "Merger") with an into the Company. In the Merger, each issued and outstanding share of Company Common Stock and Preferred Stock (other than shares owned directly or indirectly by Parent or the Company and any shares the subject of appraisal rights) will be converted into the right to receive the price per share of Company Common Stock or Preferred Stock, as applicable, paid in the Offer.

   In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Company and certain other financial information concerning the Company that were provided to us by the Company. We have discussed the past and current business operations, financial conditions and prospects of the Company with certain officers and employees of the Company. With the Company's consent, we did not review the Company's financial forecasts for the Company. Subject to the foregoing, we have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

   In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. Without limiting the generality of the foregoing, we have relied on advice from the Company regarding the conversion price adjustment and voting provisions of the terms of the Preferred Stock in the event of a merger involving the Company. We have not assumed any responsibility for any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of the Company.

   Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the Company's underlying business decision to enter into the Merger or the Merger Agreement, and we express no view on the effect on the Company of the SALOMON SMITH BARNEY INC. 388 Greenwich Street, New York, NY 10013

Offer, the Merger and related transactions. Our opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Company Common Stock and Preferred Stock. Our opinion does not address the fairness of the allocation between the Company Common Stock and the Preferred Stock of the aggregate merger consideration to be paid in the transactions. Our opinion does not constitute a recommendation concerning (i) whether holders of Company Common Stock or Preferred Stock should accept the Offer, (ii) how holders of Company Common Stock should vote with respect to the Merger Agreement or the Merger or
(iii) whether holders of Company Common Stock or Preferred Stock should exercise appraisal rights in connection with the Merger.

   We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates have previously rendered certain investment banking and financial advisory services to the Company and Parent for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) may have other business relationships with the Company or Parent in the ordinary course of their businesses.

   Based upon and subject to the foregoing, it is our opinion that (a) as of the date hereof, the consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock is fair to such holders (other than Parent) from a financial point of view and (b) as of the date hereof, the consideration to be received in the Offer and the Merger, taken together, by holders of Preferred Stock is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          Salomon Smith Barney Inc.

                                                                    Annex B

                             [DEUTSCHE LETTERHEAD]

May 7, 2000

Board of Directors
NTT Communications Corporation
1-1-6 Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-8019
JAPAN

Ladies and Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to NTT Communications Corporation ("Client") in connection with the proposed acquisition by Client of Verio Inc. (the "Company") pursuant to the Agreement and Plan of Merger dated as of May 7, 2000 among Client, Chaser Acquisition, Inc. ("Acquisition Sub") and the Company (the "Merger Agreement"), which provides, among other things, for a tender offer by Acquisition Sub for all of the issued and outstanding shares of common stock of the Company for US$60 per share and all of the issued and outstanding shares of preferred stock of the Company for US$62.136 per share (the "Offer") and the merger of Acquisition Sub with and into the Company (the "Merger" and, together with the Offer, the "Transaction") as a result of which each outstanding share of common stock of the Company not owned by Client or its subsidiaries will be converted into a right to receive US$60, each outstanding share of preferred stock of the Company not owned by Client or its subsidiaries will be converted into a right to receive US$62.136 and the Company will become a wholly owned indirect subsidiary of Client. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to Client of the consideration to be paid by Client in the Transaction.

In connection with Deutsche Bank's role as financial advisor to Client, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Client and the Company and certain internal analyses and other information furnished to it by Client and the Company. Deutsche Bank has also held discussions with members of the senior managements of Client and the Company regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Company's common stock, (ii) compared certain financial and stock market information for the Company with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Client or the Company,

                                [DEUTSCHE LOGO]

NTT Communications Corporation
May 7, 2000
Page 2
including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Client or the Company. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Client to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Client or the Company, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Client, Acquisition Sub and the Company contained in the Merger Agreement are true and correct, Client, Acquisition Sub and the Company will each perform all of the covenants and agreements to be performed by it under the Merger Agreement, and all conditions to the obligations of each of Client, Acquisition Sub and the Company to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Client or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Client or the Company or materially reduce the contemplated benefits of the Transaction to Client.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Client. This opinion is limited to the fairness, from a financial point of view, to Client of the consideration to be paid in the Transaction, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Client to engage in the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to Client in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Client or its affiliates and the Company for which it has received compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Nippon Telegraph and Telephone Corporation (and its affiliates) and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

                                [DEUTSCHE LOGO]

NTT Communications Corporation
May 7, 2000
Page 3

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the consideration to be paid by Client in the Transaction is fair, from a financial point of view, to Client.

                                        Very truly yours,

                                        Deutsche Bank Securities Inc.

                                                                        Annex C

                             [MERRILL LYNCH LOGO]

                                  May 7, 2000

Board of Directors
NTT Communications Corporation
1-1-6 Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-8019
Japan

Members of the Board of Directors:

   Verio Inc. (the "Company"), NTT Communications Corporation (the "Acquirer") and Chaser Acquisition, Inc., a wholly-owned subsidiary of the Acquirer (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger dated as of May 7, 2000 (the "Agreement") pursuant to which (i) the Acquirer and the Acquisition Sub would commence a tender offer (the "Tender Offer") for all the outstanding shares of the Company's common stock, par value $0.001 per share, of the Company (the "Company Common Shares"), for $60.00 per share, net to the seller in cash (the "Common Consideration") and for all of the outstanding shares of Series A preferred stock, par value $0.001 per share (the "Company Preferred Shares" and together with the Company Common Shares, the "Company Shares") for $62.136 per share subject to adjustment as set forth in the Agreement to include accumulated and unpaid dividends from August 1, 2000 to the expiration of the Tender Offer (the "Preferred Consideration" and together with the Common Consideration, the "Consideration"), excluding the approximately 9 million Company Common Shares held by the Acquirer which were purchased in May 1998 for approximately $11.13 per share (the "Owned Shares") and (ii) Acquisition Subsidiary would be merged with the Company in a merger (the "Merger"), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquirer or any affiliate of the Acquirer or as to which dissenters' rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction".

   You have asked us whether, in our opinion, the Consideration to be paid by the Acquirer for the Company Shares other than the Owned Shares, pursuant to the Transaction, after taking into account the Owned Shares, is fair from a financial point of view to the Acquirer.

   In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Company and NTT Corporation, the parent of the Acquirer ("NTT"), that we deemed relevant;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, as well as the amount and timing of the synergies expected to result from the Transaction (the "Expected Synergies") furnished to us by the Company and the Acquirer;

     (3) Conducted discussions with members of senior management of the Company and the Acquirer concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Transaction and the Expected Synergies;

     (4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (6) Considered and taken into account the impact and effects of the Acquirer's shareholding of approximately 11% of the currently outstanding shares of common stock and the consideration paid for the Owned Shares;

     (7) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions which we deemed to be relevant;

     (8) Participated in discussions and negotiations among representatives of the Company and the Acquirer and their financial and legal advisors;

     (9) Reviewed the potential pro forma impact of the Transaction on NTT;

     (10) Reviewed a draft dated April 24, 2000 of the Agreement; and

     (11) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

   In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company, or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information and the Expected Synergies, furnished to or discussed with us by the Company or the Acquirer, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquirer's management as to the expected future financial performance of the Company or the Acquirer, as the case may be, and the Expected Synergies. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

   Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

   We are acting as financial advisor to the Acquirer in connection with the Transaction and will receive a fee from the Acquirer for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Acquirer has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently, and have in the past, provided financial advisory and financing services to the Acquirer, the Company, NTT and/or their affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as the securities of NTT or affiliates of NTT for our own account and for the accounts of customers and accordingly, may at any time hold a long or short position in such securities.

   This opinion is solely for the use and benefit of the Board of Directors of the Acquirer in its evaluation of the Transaction and shall not be used for any other purpose. Our opinion does not address the merits of the underlying decision by NTT and the Acquirer to engage in the Transaction. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of NTT or the Acquirer, or any other party. This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch, Pierce, Fenner & Smith

Incorporated ("Merrill Lynch") or any of its affiliates be made by NTT, the Acquirer or any of their affiliates, without the prior written consent of Merrill Lynch.

   We are not expressing any opinion herein as to the prices at which any securities of NTT will trade following the announcement or consummation of the Merger.

   On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by the Acquirer for the Company Shares, other than the Owned Shares, pursuant to the Transaction, after taking into account the Owned Shares, is fair from a financial point of view to the Acquirer.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER &
                                           SMITH INCORPORATED

                                                                        Annex D

                                 DELAWARE CODE

                             TITLE 8. CORPORATIONS

                      CHAPTER 1. GENERAL CORPORATION LAW

              SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

(S)262 Appraisal Rights.

   (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

   Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Verio or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                       The Depositary for the Offer is:

                         Norwest Bank Minnesota, N.A.

        By Mail:             By Hand in New York:       By Hand or Overnight
                                                              Delivery:



 Norwest Bank Minnesota,     The Depository Trust
          N.A.                      Company            Norwest Bank Minnesota,
     P.O. Box 64858           Transfer Agent Drop               N.A.
 St. Paul, MN 55164-0858     55 Water Street--1st         161 North Concord
    Attn: Shareowner                 Floor                    Exchange
        Services            New York, NY 10041-0099   South St. Paul, MN 55075

                   Facsimile for Eligible Institutions only:
                                (651) 450-4163
             To confirm receipt of Notice of Guaranteed Delivery:
                                (651) 450-4110

  If you require additional information, please call Norwest Bank Minnesota,
                                    N.A. at
                       (800) 468-9716 or (651) 450-4064

   You may direct questions and requests for assistance to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. You may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials from the Information Agent as set forth below and they will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                              MORROW & CO., INC.
                                445 Park Avenue
                                   5th Floor
                           New York, New York 10022
                          Call Collect (212) 754-8000
            Banks and Brokerage Firms, Please Call: (800) 662-5200

                   Stockholders, Please Call: (800) 566-9061

                    The Dealer Managers for the Offer are:

      Deutsche Banc Alex. Brown                    Merrill Lynch & Co.
    Deutsche Bank Securities Inc.               2 World Financial Center
         31 West 52nd Street                            6th Floor
      New York, New York 10019                New York, New York 10281-6100
    (212) 250-6000 (Call Collect)             (212) 236-3790 (Call Collect)